As confidentially submitted to the Securities and Exchange Commission on August 28, 2025
This draft registration statement has not been publicly filed with the United States Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________________

Hacker Interstellar Inc.
(Exact name of registrant as specified in its charter)

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Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Office Unit No. 1607, Tower I of Metroplaza
223 Hing Fong Road, Kwai Chung
New Territories, Hong Kong
(852) 25986292
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

___________________________________

[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________________

With a Copy to:

Henry Yin, Esq. Benjamin Yao, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR (852) 3923-1111	Janeane Ferrari, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	Yue (Mark) Li, Esq. Xiaochun (Jonathan) Jiang, Esq. MagStone Law, LLP 293 Eisenhower Parkway, Suite 135 Livingston, NJ 07039 (650) 513-2555

___________________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [•], 2025

[•] Class A Ordinary Shares

Hacker Interstellar Inc.

This is an initial public offering (the “Offering” or the “IPO”) of Class A ordinary shares of par value of US$[0.0001] each (“Class A Ordinary Shares”) of Hacker Interstellar Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“we,” “us,” “our,” “Hacker Interstellar,” or the “Company”). We are offering on a firm commitment basis, [•] of our Class A Ordinary Shares. Prior to this Offering, there has been no public market for our Class A Ordinary Shares. We expect the initial public offering price for our Class A Ordinary Shares to be in the range of $[•] to $[•] per share.

We will apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[•].” It is a condition to the closing of this offering that our Class A Ordinary Shares qualify for listing on a national securities exchange.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying our Class A Ordinary Shares.

Hacker Interstellar Inc. is a Cayman Islands holding company with no substantive business operations of its own. We conduct substantially all of our operations through our subsidiary, Hacker Interstellar HK Limited (“Hacker Interstellar HK”), incorporated in Hong Kong, a Special Administrative region of the People’s Republic of China (“Hong Kong” or the “HK”) and other emerging jurisdictions. Investors in our Class A Ordinary Shares are not purchasing equity securities directly in our Hong Kong operating subsidiary but instead are purchasing equity securities of Hacker Interstellar Inc., a Cayman Islands holding company. This holding company structure involves unique risks for investors. For example, currently, we do not operate in an industry that is subject to foreign ownership limitations under Hong Kong law. However, as the legal and regulatory environment in Hong Kong evolves, there is no assurance that our holding company structure will remain permissible or that new restrictions will not be imposed in the future. In such an event, our efforts to restructure could prove futile, and we might experience material changes to our business, financial condition, and results of operations, which could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. For a detailed discussion of these risks, please see “Risk Factors — Risks Related to Doing Business in Certain Countries and Regions — Although all of our operations are conducted outside mainland China, we may also face significant risks and uncertainties associated with the legal system of mainland China, which could have a material adverse effect on our business and the value of our Class A Ordinary Shares.”

We face various legal, operational, and political risks related to being incorporated in the Cayman Islands while having a significant portion of our operations in Hong Kong. While PRC laws and regulations shall not be applied in Hong Kong or Macau Administrative Region of the People’s Republic of China (“Macau”) except for those listed in Annex III of the Basic Law, which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy, given Hong Kong’s or Macau’s status as a Special Administrative Region of the PRC, the evolving legal and regulatory landscape creates significant uncertainties. Our business may be subject to laws and regulations of the PRC, the amendment and evolution of which may influence our operations. PRC regulatory authorities recently have issued, and may continue to issue, new policies and regulations covering a wide range of areas, including but not limited to cybersecurity, data privacy and security, anti-monopoly, foreign investments, and overseas securities listings. The PRC government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless. Based on the advice of our PRC legal counsel, AllBright Law Offices (Fuzhou), we understand that no effective laws or regulations in the PRC explicitly require the Company to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for the Company’s overseas listing plan, nor has the Company received any inquiry, notice, warning or sanctions regarding the planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published, it is highly uncertain what the potential impact such modified or new PRC laws and regulations will have on the Hong Kong or Macau legal system, and consequently on the Company’s daily business operation, the ability to accept foreign investments and list on a U.S. exchange. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the PRC governmental authorities that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, the legal consequences arising from this could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Class A Ordinary Shares to investors and cause the value of such Class A Ordinary Shares to significantly decline or become worthless. For a more detailed discussion, please see “Risk Factors — Risks Related to Doing Business in Certain Countries and Regions,” including the risk factor titled “Although all of our operations are conducted outside mainland China, we may also face significant risks and uncertainties associated with the legal system of mainland China, which could have a material adverse effect on our business and the value of our Class A Ordinary Shares.” on page 34 of this prospectus.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions were recent, it is highly uncertain what additional new laws and regulations will be promulgated and what impacts the modified or new laws and regulations will have on our business operations, our ability to accept foreign investments and our ability to list on an U.S. or another foreign exchange. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our products and services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected, and the value of our Class A Ordinary Shares could decrease or become worthless. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a more detailed discussion, please see “Risk Factors — Risks Related to Doing Business in Certain Countries and Regions,” including the risk factor titled “Given Hong Kong’s status as a Special Administrative Region of the PRC, the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.” on page 35 of this prospectus.

Our issued and outstanding share capital immediately prior to this offering consists of Class A Ordinary Shares and Class B Ordinary Shares. Immediately following the completion of this offering, our issued and outstanding share capital will consist of [•] Class A Ordinary Shares and [•] Class B Ordinary Shares (or [•] Class A Ordinary Shares if the underwriters exercise their over-allotment option in full). Class A Ordinary Shares are the only class of Ordinary Shares being offered in this Offering. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting right and conversion right. Each Class A Ordinary Shares is entitled to one (1) vote on all matters subject to vote at general meetings of shareholders of Hacker Interstellar, while each of the Class B Ordinary Shares is entitled to [•] votes on all matters subject to vote at general meetings of shareholders of Hacker Interstellar. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while in no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. For more detailed description of risks related to the dual-class structure, please see “Risk Factors — Risks Related to Offering and Ownership of Class A Ordinary Shares — The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with our chairman and chief executive officer, which will hold in the aggregate [•]% of the voting power of our Ordinary Shares following the completion of this Offering, assuming the underwriters do not exercise their option to purchase additional Class A Ordinary Shares, preventing you and other shareholders from influencing significant decisions, including the election of directors, amendments to our constitutional documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.” Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder thereof to any person who is not the designated person or an affiliate of the designated person, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the designated person or an affiliate of the designated person, such Class B Ordinary Shares will be automatically and immediately converted into the same number of Class A Ordinary Shares. Please see “Description of Share Capital.”

Upon the completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of The Nasdaq Stock Market LLC (“Nasdaq”), because our founder, Mr. Chen Yukun, will beneficially own approximately [•]% of our total issued and outstanding Ordinary Shares, which will consist of [•] Class B Ordinary Shares and [•] Class A Ordinary Shares, representing approximately [•]% of the total voting power of our then total issued and outstanding Ordinary Shares immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional Class A Ordinary Shares. Our founder, Mr. Chen Yukun, will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of major corporate transactions. For further information, see “Principal Shareholders.” For more detailed description of risks related to being a “controlled company,” see “Risk Factors — Risks Related to Our Company — We will be a ‘controlled company’ within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

The Nasdaq listing rules generally require listed companies to comply with Nasdaq’s corporate governance requirements. However, as a foreign private issuer, Nasdaq rules permit us to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of certain Nasdaq corporate governance requirements. We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. See “Risk Factors — Risks Related to Offering and Ownership of Class A Ordinary Shares — As an exempted company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

The Company holds all of the equity interests in its Hong Kong subsidiary directly. As we have a direct equity ownership structure, we currently do not have formal, comprehensive cash management policies that dictate how funds are transferred between the Company and its subsidiaries, or between our group and our investors. Cash is generally transferred within our group in the following manner: (i) funds may be transferred from the Company to our Hong Kong operating subsidiary, Hacker Interstellar HK, as needed, typically in the form of capital contributions or shareholder loans, subject to applicable Hong Kong regulations; and (ii) dividends or other distributions, if any, may be paid by our Hong Kong operating subsidiary to the Company, again subject to Hong Kong regulatory requirements. As a holding company, we may rely on dividends and other distributions on equity paid by our operating subsidiary for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended and/or restated from time to time) to provide funding to our operating subsidiary incorporated in Hong Kong through loans and/or capital contributions. Subject to applicable companies law in Hong Kong, our operating subsidiary is permitted under the laws of Hong Kong to issue, declare and distribute cash dividends out of distributable projects to us without limitation on the size of such dividends. However, if our operating subsidiary incurs debt or other means of financing on its own behalf, the instruments governing such debt or relevant financing may restrict its ability to pay dividends. See “Prospectus Summary — Transfers of Cash between Hacker Interstellar and our operating subsidiary” beginning on page 4 of this prospectus.

While no capital or foreign exchange control policies are applied in Hong Kong at present, there can be no assurance that the PRC laws or regulations will not restrict or prohibit the flow of cash in or out of Hong Kong in the future. Any restrictions, prohibitions, or limitations by the PRC laws or regulations on the ability of the Company to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. As of the date of this prospectus, our Hong Kong operating subsidiary has not paid any dividends or made other distributions to the Company, and we have not declared or paid any dividends to our shareholders. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

Historically, there have been significant cash transfers within our group to support business operations, including capital contributions and intercompany advances. In the future, cash proceeds from this offering may be transferred to our Hong Kong operating subsidiary through the aforementioned structure. Such transfers are subject to registration, filing, or approval requirements with relevant Hong Kong authorities.

The ability of the Company to pay dividends, if any, to its shareholders and to service any debt it may incur will primarily depend upon dividends and other distributions paid by our Hong Kong operating subsidiary. There is no withholding tax on dividend distributions from our Hong Kong operating subsidiary to its overseas holding company (our Company) and individual shareholders in accordance with the relevant tax regulations of Hong Kong and the Cayman Islands.

Trading in our Class A Ordinary Shares on Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended (the “HFCAA”), if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our independent registered public accounting firm for two consecutive years because of a position taken by authorities in a foreign jurisdiction. Our independent registered public accounting firm is HTL International, LLC, which is headquartered in Houston, Texas, USA, and is subject to inspection by the PCAOB. Therefore, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA based on the PCAOB’s inability to inspect our current auditor. However, the trading price of our Class A Ordinary Shares could still be adversely affected by broader market concerns about the PCAOB’s access to inspect audit firms in certain jurisdictions, particularly if investors associate our Company with such risks due to our significant operations in Hong Kong, or if we were to engage an auditor in the future that the PCAOB is unable to inspect completely. If, in the future, we were to engage an auditor that the PCAOB is unable to inspect or investigate completely, and this situation persists for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA, and Nasdaq or any other U.S. exchange on which our securities are listed may determine to delist our securities. For more details, see “Risk Factors — Risks Related to Doing Business in Certain Countries and Regions — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. The delisting of the Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Our Being an ‘Emerging Growth Company’.” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

	Per Class A Ordinary Shares	Total (Without Over-Allotment Option exercised)(4)	Total (With Over-Allotment Option exercised in full)
Initial public offering price(1)	$	$	$
Underwriting discounts and commissions ([•]%) for sales to investors introduced by the underwriter(2)	$	$	$
Proceeds, before expenses, to us(3)	$	$	$

____________

(1)      The initial public offering price per Class A Ordinary Share is expected to be between $[•] and $[•]. The information in the table above and the narrative disclosure that follows, unless otherwise indicated, assumes an initial public offering price of $[•] per Class A Ordinary Share, which is the midpoint of this estimated range. This offering involves [•] Class A Ordinary Shares offered by the Company, or [•] Class A Ordinary Shares if the underwriters exercise their over-allotment option in full.

(2)      We have agreed to pay the underwriters an underwriting discount and commission equal to [•]% of the gross proceeds from the sale of Class A Ordinary Shares in this Offering by the underwriters. The amounts in the table assume that all Class A Ordinary Shares sold in this Offering are subject to the full underwriting discount. See “Underwriting” for additional disclosure regarding underwriting compensation payable by us.

(3)      In addition to the underwriting discount, we have agreed to reimburse the representative of the underwriters for certain fees and expenses, including a non-accountable expense allowance equal to [•]% of the aggregate initial public offering price of the shares sold in this offering. These reimbursements and the non-accountable expense allowance are considered other offering expenses and are not deducted in the “Proceeds, before other offering expenses, to us” line item above but will reduce the net proceeds ultimately received by us. The total estimated other offering expenses payable by us in connection with this offering (excluding underwriting discounts and commissions) are approximately $[•] and are further described in “Expenses of the Offering.”

(4)      We have granted the underwriters an option, exercisable for a period of [•] days from the date of this prospectus, to purchase up to an additional [•] Class A Ordinary Shares from us (representing [•]% of the total number of Class A Ordinary Shares offered by us in this offering, excluding shares subject to this option) solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts and commissions. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $[•], and the total proceeds to us, before other offering expenses, will be $[•], assuming an initial public offering price of $[•] per Class A Ordinary Share (the midpoint of the estimated range set forth on the cover page of this prospectus).

Until [•] (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade our Class A Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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Kingswood Capital Partners, LLC

Prospectus dated [•], 2025

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About this Prospectus

You should rely only on the information contained in this prospectus or in any free writing prospectus we have prepared or authorized. Neither we nor the underwriters have authorized anyone to provide you with information or to make any representations that are different from, or in addition to, those contained in this prospectus or any authorized free writing prospectus. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the Class A Ordinary Shares only in jurisdictions where such offers and sales are permitted. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Class A Ordinary Shares offered by this prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any authorized free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside of the United States. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A Ordinary Shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

For the avoidance of doubt, no offer or invitation to subscribe for Class A Ordinary Shares is made to the public in the Cayman Islands.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “ARPU” is defined as the average revenue per user for a given period, calculated by dividing (i) the total revenues generated in such period, by (ii) the average MAUs for such period.

•        “ARPPU” are to average revenues per Paying User in a given period, which is calculated by dividing (i) revenues for such period, by (ii) the number of Paying User for such period;

•        “average MAUs” are to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period;

•        “CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

•        “China” or the “PRC” are to the People’s Republic of China excluding, for the purpose of this prospectus only, Taiwan, unless otherwise specified herein;

•        “Class A Ordinary Shares” are to Class A ordinary shares of Hacker Interstellar of par value of US$0.0001 each;

•        “Class B Ordinary Shares” are to Class B ordinary shares of Hacker Interstellar of par value of US$0.0001 each;

•        “Ordinary Shares” are to our Class A Ordinary Shares and our Class B Ordinary Shares, collectively

•        “Group” or “Our Group” are to Hacker Interstellar Inc., and its wholly-owned subsidiary or subsidiaries, as the case may be;

•        “Beijing WFOE” are to our formerly wholly-owned subsidiary, Beijing Tomorrow Wormhole Technology Ltd., a PRC limited liability company;

•        “Chengdu WFOE” are to our formerly wholly-owned subsidiary, Chengdu Today Wormhole Technology Co., Ltd., a PRC limited liability company;

•        “Beijing Tongshi” are to our formerly wholly-owned subsidiary, Beijing Tongshi Technology Co., Ltd., a PRC limited liability company;

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•        “Hacker Interstellar HK” are to our wholly own subsidiary, Hacker Interstellar HK Limited, a Hong Kong corporation;

•        “HK$” or “HKD” or “HK dollars” refers the legal currency of Hong Kong;

•        “Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

•        “mainland China” are to the People’s Republic of China excluding Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;

•        “MENA” are to the Middle East and North Africa region, for the purposes of this prospectus only, Egypt, Saudi Arabia;

•        “Our subsidiary” or “our Hong Kong subsidiary” are to Hacker Interstellar HK Limited, which, as of the date of this prospectus, is our only subsidiary. When discussing our operations and financial position for periods prior to the cessation of operations of certain entities, the term “our subsidiaries” shall refer to Hacker Interstellar HK Limited, as well as our former subsidiaries: Beijing WFOE, Chengdu WFOE, and Beijing Tongshi;

•        “Ordinary Shares” are to our Class A Ordinary Shares and Class B Ordinary Shares, collectively;

•        “Paying Users” are to Registered Users who played a game or purchased our virtual gifts, virtual items or subscribe services using virtual currencies on our main mobile applications at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free;

•        “PRC law” or “laws of the PRC” are to such laws and regulations of mainland China, for the purpose of this prospectus only;

•        “Registered Users” are to users who have registered accounts, each of which is associated with user’s mobile number or social media account, on our main mobile applications as of a given time, do not include accounts that may be dormant, duplicate or inactive; as our platform does not require real-name registration, a registered user is not necessarily a unique user, however, as an individual may register multiple accounts on our main mobile applications, and consequently, the number of registered users we present in this prospectus may not equal the number of unique individuals who have registered on our main mobile applications as of a given time;

•        “RMB” are to the legal currency of China;

•        “U.S. dollars,” “$,” “US$”, “USD” and “dollars” are to the legal currency of the United States;

•        “U.S. GAAP” refers to the accounting principles generally accepted in the United States of America.

•        “we,” “us,” “our,” “Hacker Interstellar,” “our Company,” or the “Company” are to Hacker Interstellar Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our business in Hong Kong was conducted by our Hong Kong operating subsidiary in U.S. dollars. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. While Our Hong Kong operating entity maintains its books in U.S. dollar, our revenues generated from various local markets and as a result, we are exposed to foreign exchange risk arising from the conversion of these local currencies into U.S. dollar, which may cause foreign exchange gains or losses. This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by China Insights Consultancy, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Class A Ordinary Shares.

Our Mission

Our mission is to be a global leader in vernacular language voice social networking and artificial intelligence (“AI”) voice technology, providing a voice interaction infrastructure platform for users of vernacular languages and dialects worldwide, driven by technological innovation.

Overview

We are a global company at the forefront of voice-centric social networking and AI voice technology, with a primary focus on emerging markets such as South Asia, the Middle East, and Southeast Asia. Our core offering, the YoYo platform, leverages our proprietary vernacular language AI voice models to provide engaging voice chat room experiences, which have achieved scalable user bases and monetization. As of December 31, 2024, YoYo had accumulated 51.7 million Registered Users across 29 countries and regions. For the fiscal years ended on December 31, 2023 and 2024, our average MAUs were 3.3 million and 3.6 million, respectively. Our monetization model has proven effective, with an Average Revenue Per User (ARPU) of $2.20 and an Average Revenue Per Paying User (“ARPPU”) of $57.50 for the fiscal year 2024. We are strategically expanding our offerings to include AI-powered voice tools and business-to-business (B2B) solutions, aiming to become a fundamental voice interaction platform for diverse language users globally.

Our Competitive Strengths

We believe our success is attributable to the following key competitive strengths:

•        Leading Voice Social App in Multiple Emerging Markets:    Our flagship platform, YoYo, is a leading voice social application in markets like India, the Middle East, and Southeast Asia. It supports 23 language versions and demonstrates high user engagement, with users spending an average of 75 minutes per session and consistently ranking among the top three in user session duration in these regions, according to China Insights Consultancy.

•        Innovative Vernacular Language AI Voice Model Technology based on LLMs:    We have developed advanced, end-to-end AI voice models based on Large Language Models (LLMs) specifically for vernacular languages and dialects. This technology enables precise multi-language adaptation, high-fidelity real-time voice generation, efficient multi-modal processing, and a full-stack voice application toolchain, forming a significant competitive barrier.

•        AI-Driven Multilingual Recommendation Engine and Localization Expertise for Efficient Global Expansion:    Our operations are highly efficient and scalable, powered by AI-driven multilingual recommendation engines, a modular technology architecture enabling rapid regional adaptation, and fully automated AI operational systems that significantly reduce user acquisition costs and event launch times.

•        AI-Empowered Operations for High-Efficiency Expansion and Low Marginal Costs:    We have a proven ability to monetize our user base through virtual gifts, virtual items, interactive games, and subscriptions, achieving a monthly Average Revenue Per Paying User (“ARPPU”) of $57.50 on YoYo for the year ended December 31, 2024, which is significantly higher than that of key competitors, according to China Insights Consultancy. This demonstrates our business model’s adaptability across varied cultural and economic landscapes.

•        Experienced Management Team with Deep Technical Background and Visionary Market Insight:    Our leadership team, including our founder and CEO, Mr. Chen Yukun, possesses extensive experience in the internet industry, AI, large model development, and successful entrepreneurship in emerging markets, guiding our strategic direction and technological innovation.

Our Growth Strategies

We are pursuing the following strategies to drive our growth:

•        Aggressively Expand Market Reach and User Base:    We plan to enter new emerging markets, such as Latin America, Japan, and South Korea, while deepening our penetration in existing ones by leveraging our AI-driven, low-cost localization and efficient user acquisition model.

•        Innovate and Broaden AI Voice Technology Applications:    We intend to continuously enhance our core AI voice models and expand their application into new scenarios, including automated vernacular language dubbing for entertainment content, AI Agents to enrich social interactions on our platforms, and developing new tool-based products like Votars for communication efficiency.

•        Increase Research and Development (“R&D”) in Vernacular AI Voice Models:    We will continue to invest significantly in R&D, establishing specialized language labs focused on emerging market dialects and accents, and leveraging our Transformer-based voice AI to expand our tool-based product lines for both consumer and enterprise users.

•        Upgrade Strategic Partnerships to Support Global Operations:    We aim to deepen collaborations with leading cloud service providers and AI model vendors to optimize our R&D processes, accelerate technological advancements, and enhance our global operational capabilities.

Corporate Information

Our principal executive offices are located at Office Unit No. 1607, Tower I of Metroplaza, 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong, and our phone number is (852) 25986292. Our registered office is located at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. We maintain a corporate website at https://hackerinterstellar.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

We have appointed [•], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions of the Exchange Act applicable to U.S. domestic public companies. For example:

•        we are exempt from the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements;

•        our executive officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act;

•        we are exempt from Regulation FD, which prohibits issuers from making selective disclosures of material nonpublic information; and

•        while U.S. domestic public companies are required to disclose more extensive information on executive compensation, as a foreign private issuer, we are not required to provide the same level of detail.

We will be required to file an annual report on Form 20-F with the SEC within four months of the end of each fiscal year. We also intend to furnish to the SEC on Form 6-K press releases announcing our financial results and other material events. However, the information we are required to file with or furnish to the SEC may be less extensive and may be provided less promptly compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Nasdaq Stock Market LLC (“Nasdaq”) listing rules generally require listed companies to comply with Nasdaq’s corporate governance requirements. However, as a foreign private issuer, Nasdaq rules permit us to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of certain Nasdaq corporate governance requirements. We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. See “Risk Factors — Risks Related to Offering and Ownership of Class A Ordinary Shares — As an exempted company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

Corporate Structure

The following diagram illustrates our corporate structure, including our subsidiary, and our shareholding structure, immediately upon the completion of this offering:

____________

Notes:

*        The shareholding percentage is calculated by dividing the number of ordinary shares beneficially owned by such person or group immediately upon completion of this offering by the sum of                Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional Class A Ordinary Shares.

**      The voting power percentage is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Ordinary Shares as a single class immediately upon completion of this offering. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to [•] votes per share on all matters submitted to them for a vote. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

As of the date of this prospectus, all the ownerships illustrated above are direct equity interests, and there is no variable interest entity or other arrangements.

Transfers of cash between Hacker Interstellar and our operating subsidiary

As we have a direct equity ownership structure, we currently do not have centralized cash management policies that dictate how funds are transferred between Hacker Interstellar Inc. and its subsidiaries, or to its shareholders. Cash is transferred within our Group based on operational needs. In general, the flow of funds may occur in the following manner: (i) funds may be transferred from the Company to our Hong Kong operating subsidiary, Hacker Interstellar HK; and (ii) dividends or other distributions, if any, may be paid by our Hong Kong operating subsidiary. As of the date of this prospectus, our subsidiary has not experienced any difficulties or limitations on its ability to transfer cash to us; nor does it maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. Our operating subsidiary has not paid any dividends, other distributions or transferred assets to us as of the date of this prospectus. In the future, cash proceeds raised from financing activities, including this offering, may be transferred by us to our Hong Kong operating subsidiary via capital contribution or shareholder loans, as the case may be. As of the date of this prospectus, no cash transfers, dividends or distributions have been made to U.S. investors by us or our operating subsidiary.

There could be limitations on our ability to transfer cash between Hacker Interstellar and its subsidiaries, and investors of our company. Historically, there have been significant cash transfers within our group to support business operations, including capital contributions and intercompany advances. In the future, cash proceeds from this offering may be transferred to our Hong Kong operating subsidiary through the aforementioned structure. There can be no assurance that the PRC laws and regulations will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, or limitations by the PRC laws and regulations on the ability of the Company to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. For additional information about the applicable regulations and rules relating to such cash transfers through our Group and the associated risks, see “Risk Factors — Risks Related to Doing Business in Certain Countries and Regions — The Company may rely on dividends and other distributions on equity paid by our operating subsidiary to fund its cash and financing requirements it may have, and our operating subsidiary may rely on capital injections or transfers from the Company in relation to the same. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our operating subsidiary to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund relevant operations or capital requirements which may have a material and adverse effect on our business.” on page 37 of this prospectus.

As of the date of this prospectus, in general, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital by corporations within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering, financing of terrorism and criminal activities. The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. Further, The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts (whether or not the funds are actually so used); or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The Company has complied with the AMLO and UNATMO as of the date of this prospectus, and therefore Hacker Interstellar HK is permitted under the respective laws of Hong Kong to provide funding to the Company through dividend distribution without restrictions on the amount of the funds and there are no restrictions on dividend transfers from Hong Kong to the Cayman Islands, except for the requirement that such distribution or transfer of dividend may only be made out of profits available for distribution.

The Company is permitted under the laws of the Cayman Islands and its memorandum and articles of association, as amended and/or restated from time to time, to provide funding to Hacker Interstellar HK through loans or capital contributions.

In the years ended December 31, 2024 and 2023, there have been cash transfers within our Group to support our business operations and manage working capital. In the year ended December 31, 2024, our Hong Kong subsidiary advanced US$10,274,241 to Hacker Interstellar Inc. for investment purposes. In the year ended December 31, 2023, we made a capital contribution of US$10,000,000 to our subsidiaries. For the same period, our Hong Kong subsidiary advanced US$46,460,091 to Hacker Interstellar Inc. for investment purposes, while Hacker Interstellar Inc. advanced US$790,000 to our Hong Kong subsidiary.

Dividends or distributions made to our Company and U.S. investors and tax consequences

We intend to retain all available funds and any future earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As of the date of this prospectus, our operating subsidiary has not generated any accumulated profits and, therefore, have never paid, and are unable to pay, any dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, and other factors our board deems relevant.

As a holding company, we rely principally on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements. If we determine to pay dividends in the future, our ability to do so will depend on the receipt of funds from our Hong Kong operating subsidiary, Hacker Interstellar HK. The payment of dividends by our subsidiaries is subject to various restrictions.

Under the laws of Hong Kong, a company may only make distributions to its shareholders out of its profits available for distribution, namely accumulated, realized profits less its accumulated, realized losses. There is no withholding tax applied on dividend distributions from a Hong Kong company to its overseas holding company, such as ours, in accordance with the relevant tax regulations of Hong Kong. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or our share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Furthermore, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other distributions to us.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face. These risks are discussed more fully in the section titled “Risk Factors.”

•        If we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected.

•        We face risks and uncertainties regarding the growth of the voice-centric social networking and entertainment industry and market acceptance of our platform and services.

•        If we fail to effectively manage our growth and control our spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected.

•        Our revenue model for voice-centric social networking and entertainment community may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

•        If we fail to maintain and enhance our brand or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

•        Our business is subject to risks associated with the development and use of artificial intelligence.

•        Our reliance on a limited number of key third-party service providers, including for payment processing, exposes us to significant operational, financial, and credit risks.

•        Users’ payments to purchase and use of virtual currencies on our mobile applications could expose us to additional regulatory requirements and other risks that could be costly or difficult to comply with.

•        Our reliance on third-party platforms, such as Google Play and Apple’s App Store, for the distribution of our mobile applications and compatibility with major mobile operating systems exposes us to significant risks from any adverse changes in their policies, terms, and operational practices, which could materially and adversely affect our business, user acquisition, and profitability.

•        Changes in laws and regulations related to the Internet and mobile Internet, perceptions toward the use of social media and changes in Internet infrastructure itself may diminish the demand for our platform or products and could adversely affect our business and results of operations.

•        Concerns about collection, use, retention, transfer, disclosure, processing and security of personal data could damage our reputation and deter current and potential users from using our platform and services, or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.

•        Although all of our operations are conducted outside mainland China, we may also face significant risks and uncertainties associated with the legal system of mainland China, which could have a material adverse effect on our business and the value of our Class A Ordinary Shares.

•        Given Hong Kong’s status as a Special Administrative Region of the PRC, the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

•        You may have difficulty enforcing judgments and civil liabilities against us and our management named in the prospectus based on foreign laws.

•        The Company may rely on dividends and other distributions on equity paid by our operating subsidiary to fund its cash and financing requirements it may have, and our operating subsidiary may rely on capital injections or transfers from the Company in relation to the same. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our operating subsidiary to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund relevant operations or capital requirements which may have a material and adverse effect on our business.

•        We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

•        We are a “foreign private issuer” and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

•        Even if we cease to be a foreign private issuer in the future, for as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

•        As an exempted company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

•        We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

•        The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with our chairman and chief executive officer, which will hold in the aggregate [•]% of the voting power of our Ordinary Shares following the completion of this Offering, assuming the underwriters do not exercise their option to purchase additional Class A Ordinary Shares, preventing you and other shareholders from influencing significant decisions, including the election of directors, amendments to our constitutional documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

Recent Regulatory Developments

Permission Required from Hong Kong Authorities

Hong Kong is a special administrative region of China, having its own legal system that is independent from mainland China, and as a result, has its own distinct rules and regulation. In the opinion of our legal counsel as to Hong Kong law, Chen & Lee Law Office, as of the date of this prospectus, our Hong Kong operating subsidiary, Hacker Interstellar HK, has received from Hong Kong authorities all requisite permissions or approvals needed under the laws and regulations in Hong Kong to conduct its existing business operations described in this prospectus (excluding, for the avoidance of doubt, those licenses, permits, registrations, or other qualifications that may be held by its employees and/or for the undertaking of specific projects), as summarized in the following table. As of the date of this prospectus, such registration is effective and has not been revoked.

Company	Name of License/Permission/ Registration	Issuing Authority	Validity
Hacker Interstellar HK	Business registration certificate (Certificate No.: 65122998-000- 08-24-7)	Inland Revenue Department of Hong Kong	August 11, 2024 – August 10, 2025

Furthermore, our Company, as a holding company incorporated in the Cayman Islands that does not carry on any business operations by itself, is not required to obtain any permission or approval from Hong Kong authorities in connection with its holding of shares in our operating subsidiary in Hong Kong.

However, uncertainties still exist due to the possibility that laws, regulations, or policies in Hong Kong could change in the future. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. In the event that our Group, including Hacker Interstellar HK, (i) do not receive or fail to maintain such permissions or approvals in the future, (ii) inadvertently conclude that relevant permissions or approvals were not required, or (iii) are required to obtain such permissions or approvals in the future following applicable laws, regulations, or interpretation changes, any measures taken by the Hong Kong government could limit our operations and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless. In addition, our business may be subject to the future PRC laws and regulations.

Permissions and Licenses Required from Certain Jurisdictions

Our conduct business in over 29 countries and regions as of the date of this prospectus, and some of these countries may require us to obtain certain licenses, permits or approvals or conduct certain registrations or filings with local authorities in relation to our mobile applications. As confirmed by our legal counsel as to the laws of India, Saudi Arabia, Indonesia, and Egypt, we have obtained applicable licenses, approvals, permits, registrations and filings to conduct business in respective jurisdictions. However, considerable uncertainties exist in the interpretation and implementation of laws and regulations governing our business activities in certain jurisdictions.

Permissions Required from the PRC Authorities for Our Operations and This Offering

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively the Overseas Listing Filing Rules, which came into effect on March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer satisfies certain finance and operation standards and adhere to the principle of substance over form, the issuer shall or its affiliated domestic company, as the case may be, shall file with the CSRC within three business days after the issuer submits an application for an initial public offering to competent overseas regulators.

According to AllBright Law Offices (Fuzhou), our PRC legal counsel, as of the date of this prospectus, based on PRC laws and regulations effective as of the date of this prospectus we believe that we are not subject to the CSRC filing requirement because as of the date of this prospectus, (i) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China; (ii) we are headquartered in Hong Kong and all of our officers are employed by our Hong Kong subsidiary; (iii) the main aspects of the business activities of the Company are not carried out within mainland China and most of our revenues and profits are generated by our Hong Kong subsidiary; and (iv) our offering and listing is not an indirect overseas offering or listing, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent accounting year, accounted for by the mainland China subsidiary are all under 50%.

According to AllBright Law Offices (Fuzhou), our PRC legal counsel, as of the date of this prospectus, as none of the Company and its subsidiary carried out business in mainland China, our PRC legal counsel are of the opinion that there are no current PRC laws and regulations (including regulations of the CSRC, or any other government entity) in force explicitly requiring that the Company and its subsidiary obtain permission or approval from PRC authorities to operate business out of mainland China, or to issue securities to foreign investors.

As of the date of this prospectus, we have not received any official inquiry, notice, warning and investigation from the CSRC in connection with this offering in this regard. For details of the associated risks, see “Risk Factors — Risks Related to Doing Business in Certain Countries and Regions — Although all of our operations are conducted outside mainland China, we may also face significant risks and uncertainties associated with the legal system of mainland China, which could have a material adverse effect on our business and the value of our Class A Ordinary Shares.” As the regulatory environments continue to evolve, we will continue to closely monitor developments in the PRC regarding requirements of the CSRC, or other PRC regulatory authorities in connection with overseas listings and securities offerings.

Implications of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of a position taken by authorities in a foreign jurisdiction. Our independent registered public accounting firm is HTL International, LLC, which is headquartered in Houston, Texas, USA, and is subject to inspection by the PCAOB. Therefore, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA based on the PCAOB’s inability to inspect our current auditor.

While the PCAOB has in the past made determinations regarding its ability to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, vacating its 2021 negative determinations in December 2022 after gaining access, these specific past determinations do not directly apply to our current U.S.-based auditor. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC and Hong Kong. The PCAOB is expected to continue to demand complete access to inspections and investigations globally and is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms in various jurisdictions.

The trading price of our Class A Ordinary Shares could still be adversely affected by broader market concerns about the PCAOB’s access to inspect audit firms in certain jurisdictions, particularly if investors associate our Company with such risks due to our significant operations in China. Furthermore, if, in the future, we were to engage an auditor that the PCAOB is unable to inspect or investigate completely, and this situation persists for two consecutive years, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA, and Nasdaq or any other U.S. exchange on which our securities are listed may determine to delist our securities. For more details, see “Risk Factors — Risks Related to Doing Business in Certain Countries and Regions — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. The delisting of the Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Implications of Our Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in total annual gross revenue during its last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to other public companies that are not emerging growth companies. In particular, as an emerging growth company, we:

•        May present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•        Are not required to provide in this prospectus or in our periodic reports a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        Are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•        Are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements;

•        Are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure; and

•        Are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” as of the earliest of (i) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs; (ii) the last day of the fiscal year in which we have total annual gross revenue of US$1.235 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in principal amount of non-convertible debt securities; or (iv) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, which would occur if the market value of our Class A Ordinary Shares held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

Implications of Being a Controlled Company

Immediately following the completion of this offering, Mr. Chen Yukun will beneficially own approximately [•]% of our total issued and outstanding Ordinary Shares, which will consist of [•] Class B Ordinary Shares and [•] Class A Ordinary Shares, representing approximately [•]% of our total voting power, assuming the underwriters do not exercise their option to purchase additional Class A Ordinary Shares. If the underwriters exercise their option to purchase additional Class A Ordinary Shares in full, Mr. Chen Yukun will beneficially own approximately [•]% of our total issued and outstanding ordinary shares, which will consist of [•] Class B Ordinary Shares and [•] Class A Ordinary Shares, representing approximately [•]% of our total voting power. As a result, we will qualify as a “controlled company” as defined under the Nasdaq corporate governance rules because Mr. Chen Yukun, primarily through his beneficial ownership of Class B Ordinary Shares, which, entitle the holder to [•] votes per share, whereas our Class A Ordinary Shares entitle the holder to one vote per share, will hold more than 50% of the voting power for the election of directors upon the completion of this offering.

As a “controlled company,” we are permitted to, and as described below, we currently intend to, rely on certain exemptions from Nasdaq’s corporate governance requirements, including the requirements that:

•        a majority of our board of directors must be independent directors;

•        our nominating and corporate governance committee be composed entirely of independent directors; and

•        our compensation committee be composed entirely of independent directors.

As a result of our reliance on these exemptions, you may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Furthermore, immediately following the completion of this offering, Mr. Chen Yukun will be able to determine the outcome of most matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers and consolidations or the sale of all or substantially all of our assets. For additional details about the risks associated with being a controlled company and our dual-class share structure, please see “Risk Factors — Risks Related to Offering and Ownership of Class A Ordinary Shares — We will be a ‘controlled company’ within the meaning of the Nasdaq rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies” and “Risk Factors — Risks Related to Offering and Ownership of Class A Ordinary Shares — The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with our chairman and chief executive officer, which will hold in the aggregate [•]% of the voting power of our Ordinary Shares following the completion of this Offering, assuming the underwriters do not exercise their option to purchase additional Class A Ordinary Shares, preventing you and other shareholders from influencing significant decisions, including the election of directors, amendments to our constitutional documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.”

Recent Development

Subsequent to December 31, 2024, we have undertaken certain actions affecting our corporate and capital structure. In an effort to align our corporate structure more closely with our operations and enhance management efficiency, we divested our entire equity interests in our two wholly-owned subsidiaries in mainland China on June 29, 2025, i.e. Beijing WFOE and Chengdu WFOE.

The aggregate consideration for this divestiture was approximately US$34.40 million. This amount primarily consisted of two components: (i) approximately US$32.43 million for the settlement of a pre-existing intercompany payable from our Hong Kong operating subsidiary, Hacker Interstellar HK, to Beijing WFOE and Chengdu WFOE; and (ii) approximately US$1.97 million for the net assets of Beijing WFOE and Chengdu WFOE. The intercompany balance of US$32.43 million was recorded as an intercompany payable on the books of Hacker Interstellar HK and a corresponding intercompany receivable on the books of Beijing WFOE and Chengdu WFOE. In our consolidated financial statements, these balances were eliminated and had no impact on our consolidated total assets, liabilities, or net income prior to the divestiture. The settlement of this intercompany balance through the divestiture transaction therefore did not result in a gain or loss and did not materially affect our consolidated financial condition.

Beijing WFOE and Chengdu WFOE historically provided certain ancillary support functions and did not generate material external revenues, contribute meaningfully to our operating activities, or hold significant third-party assets. For the fiscal year ended December 31, 2024, their combined contribution to our consolidated revenues, net income, and total assets (excluding the intercompany balances) was insignificant. No core intellectual property, user data or material commercial contracts were transferred as part of this divestiture. Pursuant to entrustment arrangements, these PRC entities primarily performed support services to our Hong Kong subsidiary and did not own or transfer core technology, user data or revenue-generating customer contracts. According to a PRC transfer pricing assessment, the intra-group services were rendered on an arm’s-length basis for reasonable service fees and did not result in profit leakage from the Group. Consequently, management has concluded that this divestiture has not had, and is not expected to have, a material impact on our overall business operations or consolidated financial condition. Following this restructuring, we continue to conduct our business operations primarily through our Hong Kong subsidiary, Hacker Interstellar HK.

Additionally, in April and May 2025, at the request of certain shareholders, we repurchased an aggregate of 3,586,966 preferred shares, comprising 1,212,122 Series B preferred shares for an aggregate cash payment of US$3,404,460 and 2,374,844 Series C preferred shares for an aggregate cash payment of US$24,593,277. This repurchase was funded with our existing cash and its effects are reflected in the pro forma financial information presented elsewhere in this prospectus, including “Capitalization” and “Dilution.”

THE OFFERING

Securities offered by us	[•] Class A Ordinary Shares
Over-allotment option

We have granted the underwriters an option, exercisable for [•] days from the date of this prospectus, to purchase up to an aggregate of [•] additional Class A Ordinary Shares at the initial public offering price, less underwriting discounts.

Price per Share	We currently estimate that the initial public offering price will be in the range of $[•] to $[•] per Class A Ordinary Share.
Shares outstanding prior to completion of this offering	[•] Class A Ordinary Shares and [•] Class B Ordinary Shares See “Description of Share Capital” for more information.
Shares outstanding immediately after this offering

[•] Class A Ordinary Shares assuming no exercise of the underwriters’ over-allotment option and [•] Class B Ordinary Shares.

[•] Class A Ordinary Shares assuming full exercise of the underwriters’ over-allotment option and [•] Class B Ordinary Shares.

Listing

We will apply to have our Class A Ordinary Shares listed on the Nasdaq Capital Market. The closing of this offering is conditioned upon Nasdaq’s approval of our listing application, and there is no guarantee or assurance that our shares will be approved for listing on Nasdaq.

Proposed Ticker symbol	“[•]”
Transfer Agent	[•]
Use of proceeds

We intend to use the net proceeds from this offering primarily for: < (i) research and development of our AI agent products; (ii) promotional and marketing activities; (iii) research and development of other digital technologies and products. See “Use of Proceeds” on page 52 for more information.

Lock-up

Our directors and executive officers, and our existing shareholders of 5% or more of our issued and outstanding Ordinary Shares have agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors

The Class A Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 15 for a discussion of factors to consider before deciding to invest in our Class A Ordinary Shares.

OUR SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations data and summary consolidated cash flow data for the years ended December 31, 2024 and 2023 and summary consolidated balance sheet data as of December 31, 2024 and 2023 have been derived from our consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary Consolidated Statements of Comprehensive Income

	For the Year Ended December 31,
	2024	2023
	USD	USD
Revenues	$91,893,718	$76,397,223
Cost Of Revenues	(63,796,605)	(51,077,279)
Gross Profit	28,097,113	25,319,944
Total operating expenses	(9,321,186)	(9,393,582)
Operating income	18,775,927	15,926,362
Income before income taxes	20,363,537	16,759,510
Income tax expenses	(3,513,362)	(2,668,158)
Net Income	16,850,175	14,091,352
Weighted average number of ordinary shares outstanding – Basic	10,757,774	10,757,774
Weighted average number of ordinary shares outstanding – Diluted	30,431,195	30,397,386
Earnings Per Ordinary Share – Basic	$1.07	$0.82
Earnings Per Ordinary Share – Diluted	$0.55	$0.46

Summary Consolidated Balance Sheets

	December 31, 2024	December 31, 2023
	USD	USD
Current assets	95,579,258	80,122,654
Non-current assets	180,393	2,321,582
Total Assets	95,759,651	82,444,236
Current liabilities	18,437,146	21,673,441
Non-current liabilities	277,778	132,906
Total liabilities	18,714,924	21,806,347
Total mezzanine equity	105,376,164	100,076,164
Total shareholders’ deficit	(28,331,437)	(39,438,275)
Total liabilities, mezzanine equity and shareholders’ deficit	95,759,651	82,444,236

Summary Consolidated Statements of Cash Flow

	For the Year Ended December 31,
	2024	2023
	USD	USD
Net cash provided by operating activities	4,567,141	17,624,007
Net cash (used in) provided by investing activities	(40,000,000)	35,780,796
Change In Cash, Cash Equivalents and Restricted Cash	(35,488,632)	53,270,616
Effect of Exchange Rate on Cash, Cash Equivalents And Restricted Cash	(55,773)	(134,187)
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	70,853,986	17,583,370

Cash, Cash Equivalents and Restricted Cash, End of Year	35,365,354	70,853,986
Non-Cash Investing and Financing Activities:
Accretions of convertible redeemable preferred shares to redemption value	5,300,000	5,300,000
Initial recognition of right-of-use assets	—	347,368

Summary of Unaudited Pro Forma Earnings Per Share

Immediately prior to the completion of the Company’s IPO, the Company will conduct a conversion and re-designation of its capital structure whereby all of the currently issued and outstanding Preferred Shares and Series Seed Shares will be converted and re-designated on a one-for-one basis into Class A Ordinary Shares, such that all the currently issued and outstanding 10,362,061 existing ordinary shares will be re-designated into 2,569,339 Class A and 7,792,722 Class B ordinary shares. Mr. Chen Yukun, the founder and chief executive officer, will own all of then issued Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting rights and conversion rights. Each Class A ordinary share is entitled to one (1) vote, and each Class B ordinary share is entitled to twenty (20) votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Unaudited pro-forma basic and diluted net income per share were computed to give effect to the automatic conversion of the Series A, B, C Preferred Shares and Series Seed Shares using the “if converted” method as though the conversion had occurred as of the beginning of the year or the original date of issuance, if later. Both Class A and Class B ordinary shares are included in the calculation of unaudited pro-forma basic and diluted net income per share.

For the Year Ended December 31, 2024
USD
Numerator:
Net income attributable to ordinary shareholders of the Company	$11,550,175
Pro-forma effect of conversion of Preferred Shares and Series Seed Shares	5,300,000
Pro-forma net income attributable to ordinary shareholders of the Company – basic and diluted	$16,850,175

Denominator:
Weighted average number of ordinary shares outstanding	10,757,774
Pro-forma effect of conversion of Preferred Shares	18,237,716
Denominator for pro-forma basic net income per share	28,995,490
Dilutive ordinary share options	1,435,705
Denominator for pro-forma diluted net income per share	30,431,195

Pro-forma net income per share:
Pro-forma basic net income per share attributable to the Company’s ordinary shareholders	$0.58
Pro-forma diluted net income per share attributable to the Company’s ordinary shareholders	$0.55

Key Operating Data

The following table sets forth our average MAUs, Paying users and ARPPU:

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Average MAUs (in thousands)	3,074	3,147	3,686	3,199	2,960	3,151	4,250	3,840
Paying User (in thousands)	162	152	162	174	154	136	129	119
ARPPU (US$)	37.89	41.90	39.14	38.18	52.25	53.71	60.13	63.92

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

If we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected.

The size of our user base and the level of our user engagement are critical to our success. Our voice-centric social networking and entertainment platform depends on our ability to maintain and increase the size of our user base and user engagement level. We may be unable to attract and retain users or convert non-paying users into Paying Users. A decline in our user base may also adversely affect the engagement level of our users and vibrancy of the YoYo community, which may in turn reduce attractiveness of our platform and reduce our monetization opportunities. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

Maintaining and improving the size of our user base and level of user engagement is critical to our continued success. To maintain and improve the size of our user base and high level of user engagement, we would have to ensure that we adequately and timely respond to changes in user preferences, adapt to cultural differences in our target markets, and offer new features that may attract new users, among others. There is no guarantee that we could meet any or all of these goals. A number of factors could negatively affect user retention, growth and engagement, including if:

•        we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged because we are unable to combat inappropriate, illegal or abusive use of our platform, or because we fail to comply with regulatory requirements on user privacy and data collection, or due to other reasons;

•        technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•        we fail to innovate the features, virtual gifts and functions of our mobile applications that keep our users interested and eager to return to our platform on a regular basis;

•        we fail to adapt to the local cultures and regulatory environment of existing or new markets that we enter into;

•        we fail to address user concerns related to privacy and communication, safety, security or other factors;

•        we fail to continuously develop and offer attractive products and services to users;

•        we fail to keep up with competition/others enter the market and offer what users consider better or more attractive products and services;

•        users change their social networking habits or spending patterns; or

•        there are adverse changes in our services that are mandated by, or that we elect to make to address concerns about, legislation, regulations or government policies.

If we cannot retain our existing users and expand our user base, the network effect provided by the social nature of our platform will diminish and the popularity of our platform and its profitability may be materially and adversely affected. As a result, our results of operations and financial conditions may be materially and adversely affected.

Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.

We have experienced rapid growth since our inception, particularly in terms of the number of consumers and enterprise users, and our geographic reach. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth may slow due to a number of reasons, including decreasing demand for our services or market saturation, increasing competition, emergence of alternative business models, changes in government policies, increasing regulatory costs, declining growth of the online retail industry in Hong Kong and PRC, or changes in general economic conditions. If our growth slows or declines, investors’ perceptions of our business and prospects may be adversely affected and the market price of our Ordinary Shares could decline.

We cannot assure you that we will be able to effectively sustain or manage our future growth. We have developed to a global company at the forefront of voice-centric social networking and AI voice technology, and we expect to continue to experience business growth in the future. We intend to achieve growth by entering new emerging markets, enhancing our core AI voice models and expanding their application into new scenarios, investing significantly in R&D, and deepening collaborations with leading cloud service providers and AI model vendors to optimize our R&D processes. We cannot assure you that our growth initiatives will succeed. In addition, our rapid growth has placed, and may continue to place significant demands on our management and our technology systems, as well as our administrative, operational and financial systems. Our ability to sustain or manage our growth effectively and to integrate new technologies and participants into our existing business will also require us to continue to implement a variety of new and upgraded managerial, operating, technological and financial systems, procedures and controls. If we are not able to effectively sustain or manage the growth of our business and operations or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We face risks and uncertainties regarding the growth of the voice-centric social networking and entertainment industry and market acceptance of our platform and services.

The voice-centric social networking and entertainment industry is a relatively new and evolving industry. The growth of the voice-centric social networking and entertainment industry and the level of demand and market acceptance of our platform and services are subject to a high degree of uncertainty. Our future operating results will depend on a number of factors, some of which are beyond our control. These factors include:

•        the growth of the Internet and mobile Internet user base in our target markets;

•        whether the voice-centric social networking and entertainment industry in our target markets continues to grow;

•        user consumption behavior in the voice-centric social networking and entertainment industry;

•        user acceptance of the ”many-to-many” mobile voice-based interaction model, as compared to other forms of online interaction;

•        general economic conditions, which would affect discretionary spending on entertainment;

•        our ability to timely update our platform and services and introduce other new online entertainment products to attract existing and new users;

•        the availability and popularity of other forms of online and mobile entertainment which may compete with us; and

•        the growth of other markets that we may enter into from time to time.

If we fail to anticipate and effectively manage these risks and uncertainties, our market share may decrease, and our business, financial condition and results of operations may be materially and adversely affected.

If we fail to effectively manage our growth and control our spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. However, given our limited operating history and the rapidly evolving markets in which we compete, we may encounter difficulties as we expand our operations, technology and product development, selling and marketing, and general and administrative capabilities. We cannot assure you that this level of growth will be sustainable in the future. We believe that our continued growth will depend on our ability to attract and retain users, develop an infrastructure to serve and support an expanding user base, increase user engagement levels, explore new monetization avenues, and convert non-paying users to Paying Users, among others. We cannot assure you that we will be successful with any of the above.

To manage our growth and maintain profitability, we expect our costs and expenses to continue to increase in the future as we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational and technology systems. We will also need to expand, train, manage and motivate our workforce and manage our relationships with users. All of these endeavors involve risks and will require substantial management efforts, skills and significant additional expenditures. We expect to continue to invest in our infrastructure in order to enable us to provide our services rapidly and reliably to users. Continued growth would put strains on our ability to maintain reliable service levels for all of our users. Managing our growth will require significant expenditures and involve the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.

Our revenue model for our voice-centric social networking and entertainment community, while currently effective, may not remain effective in the future, and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

For the fiscal years ended December 31, 2024, and December 31, 2023, our primary revenue was derived from (i) virtual gifts; (ii) virtual items; (iii) games, and (iv) subscription and other services. For example, while revenue from virtual gifts and virtual items grew substantially in the year ended December 31, 2024, revenue from our games declined by 46.3% from $23.6 million in 2023 to $12.7 million in the year ended December 31, 2024. An inability to adapt to shifting user preferences and effectively monetize our user base across our various offerings could result in a failure to sustain our overall revenue growth, which would materially and adversely affect our business and financial results. Our core monetization mechanism involves users topping up with fiat currency to purchase our in-platform virtual currency, known as “Coins.” Users can then use these “Coins” to purchase various virtual gifts and virtual items, primarily including props and privileges used in voice rooms or game scenarios. Coins can also be used in game sessions which provide infrastructure for players to interact with each other, releases gaming results, and settles payments with winning players. We collect a percentage of the virtual currency paid by each player during a game session. Although our voice-centric social networking and entertainment business and our current monetization model has experienced significant growth in recent years, we may not achieve a similar growth rate in the future, as the user demand for these services and monetization methods may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

Although we design the virtual currency systems on our platform, including our “Coins,” based on our knowledge about users’ preferences and behavior, there can be no assurance that users will continue to purchase and spend our virtual currencies at current levels or at all. If users’ spending habits change and they choose to reduce their purchases or only access our platform for free without additional purchases, the effectiveness of our current virtual currency-based revenue model may be diminished. While our current model is established, a significant shift in user spending could necessitate the development of other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base through current or future methods will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

If we fail to maintain and enhance our brand or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. A well-recognized brand is important to increasing the number of users and the level of engagement of our users. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position.

To build and promote our brand, we execute multiple marketing programs specifically designed for our respective businesses and markets. For our social entertainment business, we employ a combination of advertising and diverse marketing activities to enhance our global brand awareness and attract users to our platform. Our strategies include performance-based online advertising, social network marketing campaigns, and promotion through search engines and web portals, emphasizing efficiency and measurable results. As we expand, we expect to continue to conduct various additional marketing and brand promotion activities using more methods and channels to continue promoting our brand. We cannot assure you, however, that these activities, whether past or future, will always be successful or that we will consistently be able to achieve the brand promotion effect we expect.

In addition, any negative publicity in relation to our platform, services or operations, regardless of its veracity, could harm our brands and reputation. We have sometimes received, and expect to continue to receive, complaints from users regarding the quality of the services we offer. Negative publicity or public complaints may harm our reputation, and if complaints against us are not addressed to users’ satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business, results of operations and prospects.

We plan to continue expanding into additional markets where we have limited operating experience and may be subject to increased business, economic and other risks that could affect our operating results.

Our business has a global footprint. We are headquartered in Hong Kong, and India, MENA, and Southeast Asia are our key markets. As of December 31, 2024, our mobile platform was available in over 29 countries and regions, with cumulative Registered Users reaching 51,681,408. For the fiscal years ended on December 31, 2023 and 2024, our average MAUs were 3.3 million and 3.6 million, respectively. We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both our existing and new markets. However, our continued international operations and global expansion, particularly into markets where we may have less familiarity, may result in increased costs and expose us to a number of challenges and risks, including but not limited to:

•        challenges in developing and localizing successful products and implementing effective marketing strategies that respectively target users from various countries and with a diverse range of preferences, cultural backgrounds, and demands;

•        difficulties in managing and overseeing our geographically dispersed global operations and in affording increased costs associated with doing business in multiple international locations;

•        challenges in tailoring our interfaces, content policies, and user experience to our users’ diverse cultural backgrounds and local customs;

•        intense competition from global and local online social networking and entertainment industry players, some of whom may have greater resources or more established local operations;

•        risks related to the complex and evolving regulatory environment in various jurisdictions in which our mobile applications are available, uncertainties and unexpected changes in applicable laws, regulations, and enforcement, which can vary significantly from market to market;

•        significant burdens of complying with numerous and often divergent local laws and regulations, including in respect of Internet content control, social media content, virtual currencies and other virtual items, cybersecurity and data privacy, anti-corruption, payment and anti-money laundering, minors protection, licensing, approval or filing requirements, intellectual property protection, taxation, exchange controls, and economic sanctions;

•        political, social or economic instability in the relevant countries where we operate or plan to operate;

•        fluctuations in currency exchange rates, which may impact our revenues and expenses when translated into our reporting currency; and

•        difficulties in identifying, integrating, and managing potential acquisitions or investments in new or existing markets.

In particular, given our operations across 29 countries and regions and our large user base, we face significant challenges to ensure the content presented on our platform is in compliance with the different and sometimes conflicting regulatory frameworks in the jurisdictions in which our platform is available. These jurisdictions may impose stringent restrictions on the content generated by users and onerous requirements for online platforms to monitor and moderate content, and our expansion into new markets could cause substantial increases in our compliance costs and the resources required for content review teams proficient in multiple languages and local sensitivities. Our experience in existing markets may be of limited value in new markets. The different and potentially more stringent regulatory environments in new markets may increase our risk exposure in our operations. Any incidents related to our failure to comply with applicable laws and regulations or to timely and effectively remove inappropriate content could materially and adversely affect our business operations, user trust, brand image, and our reputation, and could result in fines, sanctions, or even suspension of our services in certain jurisdictions.

Our business, financial condition, results of operations, and prospects may be materially and adversely affected by these challenges and risks associated with our global operations.

We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users, or be unable to attract new potential users, which could in turn materially and adversely affect our business, financial condition and results of operations.

We face competition in several major aspects of our business. We directly compete with other voice-centric social networking and entertainment platforms for users. In addition, we compete with other social networking and entertainment platforms. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and potential business partners. In addition, our competitors may have significantly larger user bases and more established brand names and user stickiness than we do and therefore are able to more effectively leverage their user bases and brand names to provide online social network and other products and services, and thereby increase their respective market shares. In addition, as user preferences evolve, new forms of mobile entertainment may emerge in the future and compete with our platform.

If we are not able to compete effectively, our overall user base and level of user engagement may decrease, which could reduce the number of our paying users or make us less attractive to potential new users and potential business partners. We may be required to devote additional resources to further increasing our brand recognition and promoting our platform and services, and such additional spending may adversely affect our profitability and may not generate the expected results cost-effectively, or at all. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to a reduced number of users for our platform. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

Our limited operating history with a relatively new business model in a relatively new market makes it difficult to evaluate our business and growth prospects.

Many elements of our business are evolving. The markets for our voice-centric social networking and entertainment platform and the related services are relatively new and rapidly developing and are subject to significant challenges, especially in terms of converting non-paying users to Paying Users, maintaining a stable Paying User base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenues from users’ consumptions of virtual gifts, virtual items and upgrade services, as well as our ability to capitalize on growth opportunities in the social networking and entertainment industry and explore other monetization avenues. We may not succeed in any of these aspects.

As the voice-centric social networking and entertainment industry in our target markets is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Our current monetization method is also at a relatively preliminary stage. For example, if we fail to properly manage the volume and price of our virtual gifts, virtual items or upgrade services, our users may be less likely to purchase them. We cannot assure you that our monetization attempts will be successful, profitable or accepted by users, and therefore it may be difficult to gauge the income potential of our business.

Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to successfully address any of the above risks and uncertainties, the size of our user base, our revenues and our operating margin may decline.

Our community culture is vital to our success. Our operations may be materially and adversely affected if we fail to maintain the culture of the YoYo community.

We have cultivated an interactive and vibrant online community centered on our voice-centric social networking and entertainment platform. We strive to provide premium user experience by continuously improving user interfaces and features of our platform to adapt to the relevant local cultures and by encouraging social interactions among users. We believe that maintaining and promoting such a vibrant community culture is critical to retaining and expanding our user base. We have taken multiple initiatives to preserve our community culture and values. Leveraging our insights into different cultures and local user preferences, we infuse our user interfaces with local cultural elements. For non-English versions of YoYo, we update the user interface with color themes and logos related to specific local holidays to celebrate with our users, and virtual gifts are typically designed based on local customs. However, there can be no assurance that we will be able to maintain our community culture and remain as the preferred platform for our target users. For example, frictions among our users and inflammatory comments posted by Internet trolls and any inappropriate handling of these frictions may damage our community culture and brand image. Any failure to timely screen out and remove illegal or inappropriate content posted on our platform or to identify and close fake accounts of Internet trolls could also adversely affect users’ perception of and experience on our platform. Any damage to our community culture could materially and adversely affect our business prospects and results of operations.

Our business is highly dependent on the proper functioning and improvement of our information technology (“IT”) systems and infrastructure. Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

The popularity of our platform and services and our ability to further monetize our user base depend on our ability to adapt to rapidly changing technologies as well as our ability to continually innovate in response to evolving consumer demands and expectations and market competition. Our ability to provide a superior user experience on our platform depends on the continuous and reliable operation of our IT systems.

We may not be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to users. Our IT systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our users to migrate to our competitors’ platforms. If we experience frequent or constant service disruptions, whether caused by failures of our own IT systems or those of third-party service providers, our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business. We may not be successful in minimizing the frequency or duration of service interruptions. As the number of our users increases and our users generate more content on our platform, we may be required to expand and adjust our technology and infrastructure to continue to reliably store and monitor content generated by users on our platform. It may become increasingly difficult to maintain and improve the performance of our platform, particularly during peak usage times, as our services become more complex and as our user base increases.

We face risks related to health epidemics, pandemics, and other outbreaks, as well as natural disasters, and other catastrophic events, which could significantly disrupt our operations and adversely affect our business and financial results.

Our business could be adversely affected by the effects of epidemics or pandemics. In recent years, the world has experienced significant disruptions from pandemics, such as COVID-19, and the risk of future outbreaks of existing or new communicable diseases, including H1N1 flu, avian flu, or other epidemics or pandemics, persists globally. Our business operations could be disrupted if a significant portion of our employees are unable to work due to illness or quarantine requirements, or if our offices need to be temporarily closed or disinfected. In addition, our results of operations could be adversely affected to the extent that any such outbreak harms the global economy or the economies in our target markets in general, and the mobile Internet industry in particular.

For example, the COVID-19 pandemic, which began to spread globally in early 2020, led to widespread government measures designed to control its spread, such as restrictions on travel, business closures, and social distancing mandates. While many of these acute measures have been lifted or modified, such events demonstrated the potential for a significant decline in economic activity in our target markets. Such a decline in future similar situations may have a material and adverse impact on our business, results of operations, and financial condition. The extent of such impact will depend largely on future developments, which are highly uncertain, including the nature, severity, and duration of any future outbreak in our target markets and the nature and extent of future government measures in response, among other things. In addition, during past outbreaks, we implemented flexible working arrangements, including remote work. While we strive to maintain operational efficiency, widespread or prolonged reliance on such arrangements, or the inability to adapt quickly to changing public health guidance, could adversely affect the efficiency of our workforce, collaboration, innovation, and our corporate culture.

To the extent a future significant health crisis, pandemic, or similar event adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our ability to grow our user base, retain talent, and implement our monetization strategies.

We are also vulnerable to natural disasters and other calamities. Our operations are dependent on the continued and uninterrupted performance of our IT systems, including our servers and network infrastructure. It is possible that we may be unable to recover certain data or restore full operational capacity promptly in the event of a server failure or other catastrophic event. We cannot assure you that any backup systems or disaster recovery plans will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures, or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform and maintain business continuity.

Our business is highly sensitive to global and regional macroeconomic conditions, as well as geopolitical tensions and instability, which could materially and adversely affect our business, financial condition, and results of operations.

The global macroeconomic environment is facing challenges, and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks of some of the world’s leading economies. While these global conditions affect all businesses, our concentration in specific emerging markets — primarily India, the MENA region, and Southeast Asia — exposes us to a distinct set of regional risks. These markets are characterized by varying degrees of political, social, and ethnic instability. While the Saudi Arabic and certain parts of Southeast Asia are seen to have a relatively stable political environment, many jurisdictions in our key markets, including parts of India, MENA, and other areas of Southeast Asia, are characterized by varying degrees of political, social, and ethnic instability.

In the MENA region, historical and ongoing geopolitical tensions, religious and cultural differences, and competition for regional influence contribute to a volatile environment. Protracted conflicts, such as those involving Israel and Palestine, and heightened tensions between major regional powers like Iran and Israel, create significant uncertainty. These situations can involve direct confrontations, proxy activities, cyber-attacks, and substantial humanitarian impacts, potentially disrupting regional trade, investment, and economic activity. The region’s reliance on oil revenue also exposes it to volatility in global energy markets and risks associated with the global transition to cleaner energy. Economic and social pressures in various MENA countries can also lead to unrest and political instability, potentially impacting our operations or user engagement.

India faces its own set of geopolitical challenges, including long-standing border disputes with neighboring countries that can escalate unexpectedly, leading to military confrontations and economic disruptions. Internally, India deals with sporadic social unrest, ethnic tensions, and insurgency in certain regions, which can affect local business conditions, supply chains, and overall economic stability. Changes in political leadership or policy can also introduce regulatory uncertainties.

In Southeast Asia, several countries experience political uncertainties, separatist movements, localized armed conflicts, and social unrest, which can pose risks to stability and economic growth. For instance, in parts of Indonesia, such as the Papua region, ongoing separatist activities and related security incidents have led to violence, hostage-taking, and disruption to local infrastructure and business operations. Terrorism concerns, maritime territorial disputes involving multiple nations, and internal political factionalism in various Southeast Asian countries also contribute to a complex and sometimes unpredictable operating environment. Nationwide protests related to labor laws or other socio-economic policies can also occur, potentially impacting general business activity.

The financial, political and general economic conditions prevailing from time to time across our key markets, including India, MENA, and Southeast Asia, may affect mobile users’ willingness and ability to spend on the mobile Internet and have a material adverse impact on our performance and operating results. It is not possible to predict the occurrence of events or circumstances such as war or hostilities, separatist violence, terrorist attacks, significant social unrest, or the impact of such occurrences, and no assurance can be given that we would be able to sustain our current profit levels if adverse political events or circumstances were to occur, particularly in these regions. A general downturn or instability in certain sectors of the economies in our key markets could have an adverse effect on our business. In addition, we may be affected by unexpected changes in regulations and enforcement, nationalization of assets and other governmental actions by the host countries, government regulations that favor local competitors, changing taxation policies, restrictions on converting foreign currencies into U.S. dollars, most of which are beyond our control. Investors should also note that our business could be adversely affected by political, economic or related developments both within and outside our key markets because of inter-relationships within the global financial markets.

Significant political, social and economic instability in one or more of our markets could have a material adverse effect on our business, financial condition and results of operations. Any severe or prolonged slowdown in the global economy may also materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Our business is subject to risks associated with the development and use of artificial intelligence.

Our business is increasingly dependent on our artificial intelligence technology. Our approach involves using third-party open-source large language models as a foundation, which we then adapt and fine-tune with our own proprietary data and algorithms to create our specialized vernacular language models. This strategy, while efficient, exposes us to a unique set of risks. We have limited visibility into and no control over the original development of these foundational open-source models, including the data they were trained on. As a result, they may contain latent biases, security vulnerabilities, or design flaws that we may not be able to identify or fully mitigate, and which could be passed on to our own applications. This reliance on third-party foundations creates a degree of opacity and could lead to unexpected performance issues or reputational harm.

Furthermore, our own model training process relies on vast amounts of data generated by our users across our platforms. While we strive to develop accurate and culturally-aware models, we face significant challenges in correctly interpreting the nuances of the many vernacular languages and dialects we support. Our models may inadvertently learn and perpetuate biases present in our own data, or they may fail to perform accurately, which could degrade the user experience and diminish trust in our platform. There is also a risk that our AI-powered tools, such as our real-time voice generation, could be misused by third parties for malicious purposes, or that the user data we collect for training could be subject to a security breach. While we have implemented operational and technical safeguards, these measures may not be sufficient to fully address these risks. Any failure, whether in our proprietary systems or the foundational models we use, could adversely affect our operations, reputation, and financial results.

User growth and engagement depend upon effective interoperation with mobile operating systems, networks, devices and standards that we do not control.

We make our mobile applications available across a variety of mobile operating systems and devices. We are dependent on the effective interoperation of our mobile applications with mobile operating systems, such as Android and iOS, networks, devices and standards, which we do not control. Any changes in such mobile operating systems, networks, devices or standards that degrade the functionality of our mobile applications or give preferential treatment to competitive products could adversely affect usage of our mobile applications and our ability to deliver high quality user experience. We may not be successful in developing relationships with key participants in the mobile industry or in developing mobile applications that operate effectively with these mobile operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our mobile applications, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

User misconduct and misuse of our platform may adversely impact our brand image, and we may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and the relevant local authorities may impose restrictions on access to our platform.

Our voice-centric social networking and entertainment platform enables users to chat, play games and engage in various forms of other online communications in real time. We also allow users to share texts, images and other content with each other through our platform. However, our platform does not require real-name registration and identity verification of our users. In addition, because all of the audio and text communications on our platform are conducted in real time, we are unable to examine the content generated by our users on air before they are streamed on our platform. We require all users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a content monitoring system that utilizes primarily automation, as well as manual screening, to filter inappropriate content. We also encourage users to report any noncompliance of our terms of service. However, due to the immense quantity of user-generated content on our platform, we may not be able to detect all violations of our terms of service or inappropriate or illegal content streamed, displayed or exchanged over our platform, or determine the type of content or actions that may result in liability to us. Our automated screening system may fail to timely screen out and remove inappropriate or illegal content. As such, relevant government authorities could identify inappropriate or illegal content on our platform, which could lead to restrictions on access to our platform in the relevant jurisdictions. Even if we manage to identify and remove offensive content, we may still be held liable. Negative publicity of incidents related to inappropriate or illegal content on our platform or any misuse of our platform by users could also adversely affect our brand image. As a result, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenues as anticipated, and our business prospects and financial results could be adversely affected.

Additionally, it is possible that our users may engage in illegal, obscene or incendiary conversations or activities on or through our platform that may be deemed illegal under the relevant local laws and regulations or inappropriate under local cultures or customs, for which we may be subject to potential liability. Content generated, including text and images posted, by our users may infringe on rights of others. In addition, because we offer our mobile applications in a large number of jurisdictions, and we have not implemented any user screening procedures, we cannot ensure that our provision of online social networking and entertainment services to all users is in compliance with all applicable laws. The jurisdictions in which our mobile applications are available may have regulations governing the distribution of information over the Internet. These regulations may prohibit the display of content that, among other things, impairs the public interest, or is obscene, superstitious, fraudulent or defamatory. For example, the regulations in some countries where we conduct business prohibit online social networking platforms from being used for dating, pornographic or gambling purposes. While we do not believe our mobile applications are provided to users for any of these purposes, we cannot control how users interact online or offline other than through content monitoring on our mobile applications. We may be subject to fines or other disciplinary actions as prescribed under the relevant local laws and regulations. We may also face claims for defamation, libel, negligence, aiding-and-abetting liability, infringement of copyright, patent, trademark or other intellectual property or third-party rights, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. For example, if any of our users suffers or alleges to have suffered physical, financial or emotional harm as a result of content posted on or conduct initiated from our platform, we may face legal actions initiated by the affected user. In response to such lawsuits, government authorities may take regulatory actions against us based on alleged non-compliance with applicable laws and regulations, such as prohibitions of illegal or inappropriate content on mobile platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources, which would materially and adversely affect our business and operations. Moreover, the costs of compliance with these regulations may increase as a result of the expansion of our platform, which may adversely affect our results of operations. We may also be required to restrict, discontinue or make other changes to certain features and services provided on our mobile applications, and we may even be prohibited from providing our mobile applications to users in certain jurisdictions. As a result, our business may suffer, our user base, revenue growth and profitability may be materially and adversely affected, and the price of our Class A Ordinary Shares may decline.

Malicious software and applications may affect user experience, which could reduce our ability to attract users and materially and adversely affect our business, financial condition and results of operations.

Malicious software and applications may interrupt the operations of our platform and pass on such malware to our users which could adversely hinder user experience. We cannot guarantee that we will be able to successfully block these attacks. If users experience a malware attack by using our platform, our users may associate the malware with our platform. As a result, our reputation, business, and results of operations could be materially and adversely affected.

Our reliance on certain third-party service providers, including for payment processing, exposes us to operational, financial, and credit risks.

Our business is dependent on services provided by, and relationships with, third-party providers for critical functions including infrastructure support and payment processing. For the years ended December 31, 2024 and 2023, no single vendor accounted for more than 10% of our total cost of revenues, excluding payroll and welfare.

However, certain concentration of risk exists with respect to our accounts payable. As of December 31, 2024, two vendors accounted for 53% and 10%, respectively, of our total accounts payable. As of December 31, 2023, two different vendors accounted for 37% and 21% of our total accounts payable. The loss of, or a significant adverse change in our relationship with, any of these key vendors could lead to operational disruptions. If we are required to find alternative suppliers, we may not be able to do so on commercially reasonable terms, in a timely manner, or at all.

Our dependence on third-party payment platforms is particularly critical and exposes us to a unique set of risks. We do not have control over the security measures of these platforms. Any security breach of a payment platform we use could expose us to litigation, regulatory penalties, and liability for failing to secure confidential customer information, which could damage our reputation and the perceived security of our services. If a well-publicized security breach were to occur, users may become reluctant to purchase our virtual currencies, even if the breach did not directly involve our systems.

In addition to operational and security risks, we are exposed to credit risk from these payment platforms related to funds collected from our users that have not yet been remitted to us. While we have not historically recorded credit losses, if the financial condition of a major payment platform were to deteriorate, or if disputes were to arise, we could face delays or failures in collecting these funds. A failure to collect a significant portion of these receivables would require us to record credit losses, which would adversely impact our results of operations and working capital.

Furthermore, the limited number of reputable payment systems in our target markets constrains our negotiating leverage and increases concentration risk. For instance, we generally do not have separately negotiated agreements with these platforms and must adhere to their standard terms of service, which may not be favorable to us and can be changed by them with little to no notice. If any of these major payment systems decides to cease providing services to us, or significantly increases the fee rates it charges, our cost of revenues could increase and our results of operations may be materially and adversely affected.

Users’ payments to purchase and use of virtual currencies on our mobile applications could expose us to additional regulatory requirements and other risks that could be costly or difficult to comply with.

We may be subject to a variety of laws and regulations in the various jurisdictions where our users are located in respect of the users’ payments to purchase virtual currencies on our applications through third-party payment platforms, including those governing money transmission, gift cards and other prepaid access instruments, electronic funds transfers, anti-money laundering, counter-terrorist financing, gambling, banking and lending. In some jurisdictions, the application or interpretation of these laws and regulations may be unclear. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties, or we may be required to make product or marketing practice changes, any of which could have an adverse effect on our business and financial results. In addition, we may be subject to a variety of additional risks as a result of these payments by users, including potential fraudulent or otherwise illegal activity by users, employees, or third parties.

Our reliance on third-party platforms, such as Google Play and Apple’s App Store, for the distribution of our mobile applications and compatibility with major mobile operating systems exposes us to significant risks from any adverse changes in their policies, terms, and operational practices, which could materially and adversely affect our business, user acquisition, and profitability.

Our mobile applications are primarily distributed through third-party app stores such as Google Play and Apple’s App Store. These platforms provide us with primary channels to reach a broad user base and have significant influence over whether our applications can be listed, how they are presented to users, and how revenue generated from in-app purchases is distributed.

These platforms have the right to unilaterally establish and modify their terms of service, commercial policies, content review standards, app listing rules, ranking algorithms, and revenue-sharing ratios. If we fail to comply with the evolving policies and requirements of these platforms, or if these platforms decide to implement policies unfavorable to us, such as increasing revenue-sharing ratios, restricting specific features or content, changing the visibility or search ranking of our apps, or even delisting our apps, our ability to attract new users, retain existing users, and generate revenue through in-app purchases could be severely undermined. Our ability to negotiate terms with these platforms is very limited, as we typically do not have separately negotiated agreements with them and must instead adhere to their standard terms and conditions, which they can amend at their sole discretion with little to no notice. Any such adverse changes could lead to a slowdown in our user growth, increased operating costs, reduced revenue, and could potentially force us to change our business model or product features, thereby materially and adversely affecting our business, financial condition, and results of operations.

Changes in laws and regulations related to the Internet and mobile Internet, perceptions toward the use of social media and changes in Internet infrastructure itself may diminish the demand for our platform or products and could adversely affect our business and results of operations.

The success of our business depends upon the continued use of the Internet or mobile Internet and social media. Relevant government regulatory authorities may adopt laws or regulations that restrict the use of the Internet, mobile Internet or social media in the future. In addition, government agencies or private organizations may impose additional taxes, fees or other charges for accessing the Internet. These laws, taxes, fees or charges could limit the use of the Internet or mobile Internet or decrease the demand for online social media.

In addition, the performance of our platform could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of services. The performance of the Internet and mobile Internet has been adversely affected by “viruses,” “worms” and similar malicious programs, as well as the risks associated with other types of security breaches. If the use of the Internet or mobile Internet is reduced as a result of these or other issues, then demand for our platform could decline, which could adversely affect our revenue, business, results of operations and financial condition.

Concerns about collection, use, retention, transfer, disclosure, processing and security of personal data could damage our reputation and deter current and potential users from using our platform and services, or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.

Concerns about our practices with regard to the collection, use, retention, transfer, disclosure, processing and security of personal information or other privacy-related matters, such as cybersecurity breaches, misuse of personal data and data sharing without necessary safeguards, even if unfounded, could damage our reputation and operating results. The regulatory frameworks regarding privacy are rapidly evolving in our key markets, including Hong Kong, India, Southeast Asia, and the MENA region. We may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level. Furthermore, the developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal data, where applicable) may potentially deter users from consenting to certain uses of their personal information. In general, negative publicity of us or our industry regarding actual or perceived violations of our users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, may also impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us.

This risk is particularly pronounced due to the fragmented and developing nature of data protection laws across our operational jurisdictions. While global standards like Europe’s General Data Protection Regulation (GDPR) have influenced international privacy trends, our primary compliance obligations are dictated by local and regional laws. For example, in Hong Kong, we are subject to the Personal Data (Privacy) Ordinance; in India, the recently enacted Digital Personal Data Protection Act (DPDPA) of 2023 imposes significant new obligations on how companies can collect and process user data; in Indonesia, we are subject to Indonesia’s Personal Data Protection Law (PDP Law), with a compliance deadline of October 17, 2024. The PDP Law imposes a comprehensive set of obligations, including performing impact assessments for high-risk processing, appointing a Data Protection Officer, and providing written notification of any data breach to authorities and users within 72 hours. Failure to comply can result in severe administrative fines (up to 2% of annual revenue) and criminal penalties, including confiscation of profits, suspension of business, and license revocation; in Saudi Arabia, our processing of data related to individuals in Saudi Arabia is subject to the Personal Data Protection Law (PDPL). This law requires us to have a clear legal basis for data processing (such as consent), adhere to principles like data minimization, and grant users rights to access and request erasure of their data; in Egypt, the Data Protection Law (DPL) applies to the processing of personal data of individuals in Egypt. However, its full implementation is pending the issuance of Executive Regulations, creating significant uncertainty. Once fully effective, the DPL will require foreign data controllers like us to appoint a legal representative in Egypt and obtain a license, creating future compliance burdens.

If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure and loss of users, and our reputation, business and operating results may be materially and adversely affected.

We collect, store, transmit and process personal and other sensitive data generated by our users through their interactions with our apps. We may be exposed to risks of security breaches or unauthorized access to or cyber-attacks on our systems or the data we store. Our efforts to protect our data may be unsuccessful due to software “bugs,” system errors or other technical deficiencies, mistakes or malfeasance of our employees or contractors, vulnerabilities of our vendors and service providers, or other cybersecurity-related vulnerabilities. Although we have developed systems and processes that are designed to prevent and detect security breaches and protect our users’ data, we cannot guarantee that such measures will be sufficient defenses against the evolving techniques used to obtain unauthorized access, disable or degrade services or sabotage systems. Any failure to prevent, detect, or mitigate security breaches, cyber-attacks or other unauthorized access to our systems, theft of users’ accounts or disclosure of our users’ data, including personal information, could result in loss or misuse of such data, interruptions to the services we provide, diminished user experience, loss of user confidence and trust in our products, impairment of our network and technological infrastructure, and harm to our reputation and business, significant legal and financial exposure and potential lawsuits brought by private individuals or regulators. In addition, as we rely on third-party cloud providers to host our systems and data instead of operating our own data centers, we may incur significant costs in protecting our cloud-based environment against, or remediating, security breaches and cyber-attacks.

We may be required to obtain and maintain licenses and approvals relating to Internet or telecommunications services in certain jurisdictions.

As of December 31, 2024, our mobile platform was available in over 29 countries and regions, and some of these countries may require us to obtain certain licenses, permits or approvals or conduct certain registrations or filings with local authorities in relation to our mobile applications. As confirmed by our legal counsel as to the laws of India, Saudi Arabia, Indonesia, and Egypt, we have obtained applicable licenses, approvals, permits, registrations and filings to conduct business in respective jurisdictions. However, considerable uncertainties exist in the interpretation and implementation of laws and regulations governing our business activities in certain jurisdictions.

Third parties may register trademarks or domain names or purchase Internet search engine keywords that are similar to our trademarks, brands or mobile applications, or misappropriate our data and copy our platform, all of which could cause confusion to our users, divert users away from our platform and services or harm our reputation.

Competitors and other third parties may (i) register trademarks or domain names or (ii) in Internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements, purchase keywords, which are confusingly similar to our trademarks, brands or mobile applications in order to divert potential customers from us to their websites or mobile applications. Preventing such infringing, inappropriate or damaging practices is inherently difficult. If we are unable to prevent such practices, competitors and other third parties may continue to drive potential online customers away from our platform to competing, irrelevant or potentially offensive platforms, which could harm our reputation and cause us to lose revenue.

Third parties may attempt to misappropriate our data through scraping our platform, robots or other means and aggregate this data on their platforms with data from other companies. In addition, “copycat” platforms or applications may attempt to misappropriate data on our platform and imitate our brand or the functionality of our platform. We may not be able to detect all such platforms in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In those cases, our available remedies may not be adequate to protect us against such platforms. Regardless of whether we can successfully enforce our rights against these platforms, any measures that we may take could require significant financial or other resources from us. Those platforms may also lure away some of our users or reduce our market share, causing material and adverse effects to our business operations.

We may be subject to intellectual property or other third-party rights infringement claims, which could be time-consuming and costly to defend and may result in diversion of our financial and management resources.

We may be subject to intellectual property or other third-party rights infringement claims, particularly in relation to content generated by our users on our mobile applications. We seek to ensure that our audio streaming and other technologies, as well as the design of our platform and other intellectual properties, are original and do not infringe upon patents, trademarks, copyrights or other intellectual property or other rights held by third parties. However, companies in the Internet, technology and media industries are frequently involved in litigations based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation or violations of other rights. There is no guarantee that third-party right holders will not assert intellectual property infringement or other claims against us in the future for our own intellectual property rights or intellectual property or other rights of third parties. Furthermore, content generated by our users through our platform, including real-time content such as text and images, may potentially infringe on copyrights, images or other intellectual property or other rights of third parties, which could adversely affect our business operations or reputation. Users who generate content that may infringe on copyrights or other rights of third parties may not be easily identifiable, if at all, by a plaintiff, who may then choose to file a claim against us, and these users may not have resources to fully indemnify us, if at all, for any such claims.

If we are found to have violated the intellectual property or other rights of third parties, including failure to remove or block or disconnect links to any infringing content upon receipt of the copyright holder’s notice, we may be enjoined from using such intellectual properties and be forced to pay fines and damages. In addition, we may incur substantial expenses and diversion of our financial and management resources in defending against these third-party infringement claims. Successful infringement or other intellectual property or other third-party rights claims against us may result in substantial monetary liabilities, which may disrupt our operations and materially adversely affect our business, results of operations, financial condition and growth prospects. Any infringement claim, whether with merits or not, generates negative publicity which could harm our brand reputation.

Our intellectual property may not provide adequate protection to us, and we may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, patents, software copyrights, copyrights, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on a combination of patent, software copyright, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. For example, we have not registered our “YoYo” as a trademark in certain jurisdictions in which our mobile applications are available. In certain other jurisdictions, our trademark registrations do not cover our main activities such as software and entertainment services. If our trademarks are not granted or are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition and require us to devote resources to advertising and marketing new brands. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Implementation and enforcement of intellectual property-related laws in certain jurisdictions, including those in MENA, Hong Kong and the PRC, is still evolving. To protect our intellectual property, we have successfully registered software copyrights in the PRC. Furthermore, we have pending trademark applications in both the PRC and Hong Kong, and we plan to pursue intellectual property registrations in the MENA region and other key markets in the future. Protection of intellectual property rights in such jurisdictions may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

Our platform contains open-source software, which may pose particular risk to our proprietary software and services in a manner that negatively affects our business.

We use open-source software on our platform and will continue to use open-source software in the future. There is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional technology and product development resources, and we may not be able to complete it successfully.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business operations may be severely disrupted if we lose their services or if they are subject to litigation or regulatory investigations and proceedings.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the Internet industry is characterized by high demand and intense competition for talents, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

If any of our executive officers and key employees terminates their services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how and key professionals and staff members. Each of our executive officers and key employees has entered into a non-compete agreement with us. However, we cannot assure you that we would be able to enforce these non-compete agreements.

In addition, our executive officers and key employees may from time to time be subject to litigations and regulatory investigations and proceedings or otherwise face potential civil, criminal or other liabilities in relation to commercial, labor, securities or other matters due to past or future conduct of themselves or third parties, which could adversely affect our reputation and these personnel’s ability to continue contributing to our success. These events could also divert management time and attention away from our business and force us to find appropriate replacements for these personnel, which may not be readily available. As a result, our business, reputation, financial condition and results of operations could be materially and adversely affected.

Our results of operations are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and the trading price of our Class A Ordinary Shares.

We experience seasonality in our business, reflecting seasonal fluctuations in Internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In particular, we may experience a decrease in active users during Ramadan, the Islamic holy month of fasting. The Islamic calendar is a lunar calendar, and the month of Ramadan migrates throughout the seasons. Due to the foregoing factors, our operating results in one or more future quarters or years may fluctuate. In such event, the trading price of our Class A Ordinary Shares would likely be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to our initial public offering, we have been a private company with limited reporting and accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the preparation of our consolidated financial statements as of and for the years ended December 31, 2024 and 2023, we identified two in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to (i) lack of sufficient accounting personnel for financial information processing and reporting and with appropriate U.S. GAAP knowledge, and (ii) lack of formal risk assessment process over financial reporting. Management has concluded that the material weaknesses described above represent deficiencies in our overall internal control environment that could adversely affect our ability to report our financial condition and results of operations accurately and in a timely manner.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified, including: (i) we will hire additional competent and qualified accounting and reporting professionals with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements to strengthen the financial reporting function; (ii) we are in process of developing a set of accounting policies and procedures, which document the current U.S. GAAP accounting policies that are applicable to our business; and (iii) we provided and will provide internal training programs for our accounting and financial personnel on U.S. GAAP knowledge.

We intend to complete our remediation plan by the end of 2026. The costs associated with our remediation plan comprise those for (i) engaging competent and qualified accounting personnel, (ii) holding internal training programs, (iii) internal accounting and financing personnel and (iv) developing accounting policies and procedures. We are and will continue to commit necessary resources to remediate these material weaknesses. The costs associated with this remediation, including for hiring additional personnel and potential consulting fees, are expected to be reflected primarily in our general and administrative expenses in future periods.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our Company and the market price of our listed shares may be adversely affected.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Generally, if we fail to achieve and maintain an effective internal control environment, such failure could result in material misstatements in our financial statements and compromise our ability to meet our reporting obligations, which would cause investors to lose confidence in our reported financial information. Any such material misstatement could in turn limit our access to capital markets and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, civil or criminal sanctions and lawsuits. In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our Class A Ordinary Shares could decline and we could be subject to sanctions or investigations by the Nasdaq, SEC or other regulatory authorities.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital from time to time. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•        our market position and competitiveness in the social networking and entertainment industry, in particular, the voice-centric social networking and entertainment segment;

•        our ability to expand our user base, increase our Paying Users, develop and maintain products and services appealing to users, penetrate into additional markets, and monetize our user base;

•        our future profitability, overall financial condition, results of operations and cash flows;

•        general market conditions for capital raising activities by social networking and entertainment platforms and other Internet companies; and

•        economic, political, regulatory and other conditions internationally and in our target markets, particularly MENA.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, we may sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We have limited business insurance coverage, so that any uninsured occurrence of business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Insurance companies in India, MENA, and Southeast Asia currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances, including joint ventures or equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third parties, and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have a limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, when appropriate opportunities arise, we may acquire additional technologies, businesses or assets that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations in the relevant jurisdictions, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business and subject us to additional costs and business uncertainties, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

We have granted, and may continue to grant share options and other forms of share-based incentive awards, which have resulted in and may continue to result in significant share based compensation expenses.

We previously adopted a Stock Option Plan in 2016 (the “2016 Plan”). Upon the effectiveness of our 2025 Plan, the 2016 Plan will be terminated, and no further awards will be granted thereunder. As of December 31, 2024, the maximum aggregate number of Class A Ordinary Shares reserved for issuance under the 2016 Plan is 3,657,752. As of the date of this prospectus, options to purchase an aggregate of 2,305,852 Class A Ordinary Shares have been granted under the 2016 Plan, of which options to purchase 1,549,504 Class A Ordinary Shares remained outstanding, after taking into account forfeitures. Accordingly, 2,108,248 Class A Ordinary Shares remained available for future grants under the 2016 Plan. We have also adopted a new Share Incentive Plan in 2025 (the “2025 Plan”), which will become effective upon the commencement of trading of our Class A Ordinary Shares on a recognized stock exchange. The initial number of shares available for issuance under the 2025 Plan will be the sum of (i) the number of Class A Ordinary Shares that remained available for grant under the 2016 Plan as of the 2025 Plan’s effective date, and (ii) any Class A Ordinary Shares subject to awards under the 2016 Plan that are subsequently forfeited, cancelled, or expire. Furthermore, this share limit will automatically increase on January 1 of each year by an amount equal to five percent (5%) of the total number of our outstanding Class A Ordinary Shares on the preceding December 31, or a lesser number as determined by our Board. As of the date of this prospectus, no awards have been granted under the 2025 Plan. See “Management — Equity Incentive Plan — 2025 Share Incentive Plan” for details.

We account for compensation costs for all share options using a fair value-based method and recognize expenses in our combined statement of income in accordance with U.S. GAAP. We believe the granting of equity awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant equity awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our chief executive officer used his personal account to collect customer payments, which may raise concerns regarding internal controls and fund security

Our historical practice of collecting certain customer payments through the personal bank account of our chairman, chief executive officer and director, Mr. Chen YuKun, has exposed potential deficiencies in our internal control system regarding cash management and subjects us to risks such as commingling of funds, regulatory scrutiny, and tax compliance issues, which could materially and adversely affect our business, financial condition, results of operations, and reputation.

As of December 31, 2024 and 2023, we had approximately US$16.98 million and US$6.23 million, respectively, in amounts due from related parties. Approximately US$16.88 million of this amount as of December 31, 2024, was due from Mr. Chen Yukun, our controlling shareholder, director, and chief executive officer. This arose from restrictions on opening and maintaining corporate bank accounts in certain jurisdictions, leading Mr. Chen to collect customer payments on behalf of the Company. These funds were temporarily held in his separately opened personal bank account and were subsequently transferred to the Company’s bank accounts in April and June 2025.

Although such arrangements were initially intended to address objective operational hurdles, the routing of Company funds through a personal account constitutes a deviation from standard corporate financial management and internal control principles. Allowing Company revenue to flow into a personal bank account significantly weakens the Company’s direct control over cash inflows and custody, representing a weakness in internal controls. This increases the risk of misappropriation or improper use of funds, or loss of Company funds due to unforeseen events such as the freezing or seizure of the personal account. Such fund handling practices may attract strict scrutiny from regulatory authorities, particularly concerning anti-money laundering, counter-terrorist financing, and foreign exchange controls. Regulators may question the transparency and compliance of these operations and could consequently subject us to investigations, fines, or other regulatory actions. While the relevant funds were subsequently transferred to the Company’s accounts, and we have taken measures to regularize future fund collection processes, including efforts to open corporate bank accounts in all operational jurisdictions, we cannot assure you that such instances will not recur in the future, and our business, financial condition, results of operations, and reputation could be materially and adversely affected.

The estimates of market opportunity and forecasts of market growth contained in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may fail to grow at similar rates, or at all.

This prospectus contains estimates, forecasts, and other statistical data regarding the market opportunity for the global AI industry, particularly the AI voice and Natural Language Processing (“NLP”) software solutions market and the voice-based social applications market, and the projected growth of these markets. These projections, which have been derived from an industry report prepared by China Insights Consultancy that we commissioned, are based on various assumptions and third-party data, which may prove to be inaccurate. The preparation of this data involves subjective judgments and is subject to a high degree of uncertainty and risk due to a variety of factors, as described in this “Risk Factors” section.

Even if the market in which we operate achieves the forecasted growth, we may not grow at similar rates or may fail to capture our projected market share. Our ability to grow is dependent on numerous factors, including our ability to capitalize on key market drivers and future trends. For example, the industry overview highlights that market growth is driven by factors including (i) continuous technological advancements in deep learning and hardware, (ii) growing consumer and enterprise demand for convenient interaction, (iii) the accumulation of vast data resources for model training, and (iv) favorable government policies. Our growth is dependent on these trends continuing, and our ability to successfully leverage them.

Furthermore, our success is contingent upon our ability to innovate and compete effectively. Factors such as increased competition from other voice-based social applications, challenges in achieving effective localization and multilingual support in key growth regions like South Asia, Southeast Asia, and the Middle East, a failure to enrich our platform content with features like AI-Generated Content, or other operational challenges could prevent us from achieving our anticipated growth. Any failure to grow our business as anticipated could adversely affect investor confidence and the market price of our Class A Ordinary Shares.

Risks Related to Doing Business in Certain Countries and Regions

Investments in emerging markets are subject to greater risks than those in more developed markets.

You should also be aware that investments in emerging markets, such as MENA, are subject to greater risks than those in more developed markets, including risks such as:

•        political, social and economic instability;

•        exposure to local economic and social conditions, including cultural and communication challenges;

•        exposure to local political conditions, including political disputes, requirements to expend a portion of funds locally, and government-imposed industrial cooperation requirements, as well as increased risks of fraud and political corruption;

•        exposure to potentially undeveloped legal systems which make it difficult to enforce contractual rights and to potentially adverse changes in laws and regulatory practices, including licensing, approvals, grants, adjudications, and concessions, among others;

•        war, terrorism, rebellion, coup, revolution or similar events;

•        drought, famine, epidemics, pandemics and other complications due to natural or manmade disasters;

•        governments’ actions or interventions, including tariffs, protectionism, subsidies, various forms of exchange controls, expropriation of assets and cancellation of contractual rights;

•        boycotts and embargoes that may be imposed by the international community on countries in which we offer our mobile applications;

•        ambiguities, uncertainties and changes in taxation, licensing and other laws and regulations;

•        arbitrary or inconsistent government action, including capricious application of tax laws and selective tax audits;

•        controls on the repatriation of profits and/or dividends, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•        difficulties and delays in obtaining new permits, licenses and consents for business operations or renewing existing ones;

•        difficulties or an inability to obtain legal remedies in a timely manner;

•        compliance with a variety of US and other foreign laws, including (i) compliance (historical and future) with the requirements of applicable anti-bribery laws, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act of 1977; and (ii) compliance (historical and future) with sanctions and export control provisions (including the US Export Administration Regulations) in several jurisdictions, including the European Union, the United Kingdom and the United States; and

•        potential lack of reliability as to title to real property in certain jurisdictions.

Although emerging markets have enjoyed significant economic growth over the last several years, there can be no assurance that such growth will continue. Moreover, while certain governments’ policies have generally resulted in improved economic performance, there can be no assurance that such level of performance can be sustained.

Accordingly, you should exercise particular care in evaluating the risks involved and must decide whether, in the light of those risks, your investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

Our failure to obtain, maintain or renew licenses, approvals, permits, registrations or filings necessary to conduct our operations could have a material adverse impact on our business, financial condition and results of operations.

Regulatory authorities in various jurisdictions oversee different aspects of our business operations. We are required to obtain a number of licenses, approvals, permits, registrations and filings and are subject to certain reporting obligations required for maintaining our subsidiaries and personnel in such jurisdictions. We cannot assure you that we have obtained all of these licenses, approvals, permits, registrations and filings or will continue to maintain or renew all of them or that we have complied with these requirements in full. If we fail to obtain necessary authorizations, we may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect our business, financial condition and results of operations. In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits in the relevant jurisdictions, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial conditions and operational results may be materially and adversely affected.

Although all of our operations are conducted outside mainland China, we may also face significant risks and uncertainties associated with the legal system of mainland China, which could have a material adverse effect on our business and the value of our Class A Ordinary Shares.

All of our operations are conducted outside mainland China, and as of date of this prospectus, we do not have any subsidiaries incorporated in mainland China under the laws of mainland China. However, future laws, rules, and regulations in mainland China may apply to companies operating in Hong Kong, therefore our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered, which could cause the value of our Ordinary Shares to significantly decline or become worthless.

We face various legal, operational, and political risks related to being incorporated in the Cayman Islands while having a significant portion of our operations in Hong Kong. While PRC laws and regulations shall not be applied in Hong Kong or Macau except for those listed in Annex III of the Basic Law, which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy, given Hong Kong’s or Macau’s status as a Special Administrative Region of the PRC, the evolving legal and regulatory landscape creates significant uncertainties. The PRC government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless.

In relation to the oversight of overseas listings by the CSRC, the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and its supporting guidelines (collectively, the “Overseas Listing Filing Rules”), which became effective on March 31, 2023, established a filing-based regulatory regime for the direct and indirect overseas listings of “domestic companies.” According to the legal opinion issued by AllBright Law Offices (Fuzhou), our PRC legal counsel, we are not considered a “domestic enterprise” under the Overseas Listing Filing Rules and, consequently, are not required to complete the CSRC filing procedures for this offering. This opinion is based on the understanding that (i) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China; (ii) we are headquartered in Hong Kong and all of our officers are employed by our Hong Kong subsidiary; (iii) the main aspects of the business activities of the Company are not carried out within mainland China and most of our revenues and profits are generated by our Hong Kong subsidiary; and (iv) our offering and listing is not an indirect overseas offering or listing, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent accounting year, accounted for by the mainland China subsidiary are all under 50%. However, we cannot assure you that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion, or that they would not promulgate new rules or a new interpretation of current rules (with retrospective effect) that would require us to complete such filing procedures. If we were found to be in violation of these rules, we could face severe penalties, including a warning, fines of between RMB 1 million and RMB 10 million, and fines on persons directly in charge and other directly responsible persons, which could materially hinder our operations and cause the value of our Class A Ordinary Shares to decline significantly or become worthless.

Furthermore, in the areas of cybersecurity and data protection, the PRC has enacted a comprehensive legal framework, including the PRC Cybersecurity Law, the Data Security Law, and the Personal Information Protection Law. Specifically, the Cybersecurity Review Measures, which became effective on February 15, 2022, require that a “network platform operator” possessing the personal information of more than one million users must apply for a cybersecurity review with the Cyberspace Administration of China (“CAC”) before pursuing a listing in a foreign country. According to the legal opinion issued by AllBright Law Offices, our PRC data compliance counsel, we believe we are not subject to the cybersecurity review by the CAC for this offering because (i) we have not been identified as a “Critical Information Infrastructure Operator”; (ii) we are not a “network platform operator” engaged in data processing activities that affect or may affect PRC national security; and (iii) we do not possess the personal information of more than one million PRC users. Similarly, our PRC data compliance counsel is of the opinion that we are not subject to the security assessment for outbound data transfer or other requirements stipulated by the CAC. However, we cannot assure you that the CAC would reach the same conclusion, or that the CAC would not promulgate new rules or a new interpretation of current rules (with retrospective effect) that would require us to complete such procedures. If we were found to be in violation of these rules, we could face severe penalties, including a warning, fines, and fines on persons directly in charge and other directly responsible persons, which could materially hinder our operations and cause the value of our Class A Ordinary Shares to decline significantly or become worthless.

Despite these legal opinions, significant uncertainties remain. The PRC regulatory landscape is constantly evolving, and any future changes in laws or their interpretation could subject our company to these or other PRC regulatory requirements. Should we be required to comply with such regulations in the future, we could incur material costs, face restrictions on our operations, or be subject to other penalties, any of which could have a material adverse effect on our business, financial condition, results of operations, and the trading price of our Class A Ordinary Shares.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the PRC governmental authorities that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, the legal consequences arising from this could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Class A Ordinary Shares to investors and cause the value of such Class A Ordinary Shares to significantly decline or become worthless.

Given Hong Kong’s status as a Special Administrative Region of the PRC, the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions were recent, it is highly uncertain what additional new laws and regulations will be promulgated and what impacts the modified or new laws and regulations will have on our business operations, the ability to accept foreign investments and list on an U.S. or another foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Hacker Interstellar HK in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our products and services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected, and the value of our Class A Ordinary Shares could decrease or become worthless.

The PRC regulatory authorities may also in the future promulgate additional laws, regulations, or implementing rules that require us to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. It is highly uncertain what the potential impact such modified or new PRC laws and regulations will have on the Hong Kong legal system, and consequently on the Company’s daily business operation, the ability to accept foreign investments and list on a U.S. exchange. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Changes in international economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Political events, international trade disputes and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on our business and that of our customers, service providers and their other partners. International trade disputes could result in tariffs and other protectionist measures, which may materially and adversely affect businesses.

Political uncertainty, such as the recent invasion by Russia in Ukraine, the escalating instability in the Middle East, including recent conflicts involving Iran, and surrounding international trade disputes and their potential of escalation to trade wars and global recession, could have a negative effect on customer confidence on the economy and/or future prospects, which could materially and adversely affect our business; in particular where customers are reluctant to invest in developing or renovating their business premises and/or are pessimistic concerning the property market in general. In such instances, we may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China, including those sanctions imposed by the United States and other countries on Russia, and that affect trade relations may possibly cause global economic turmoil and potentially have a negative impact on the financial condition of our customers. We cannot provide any assurances as to whether such actions will occur or the form that they may take.

Changes in the labor laws in Hong Kong may impose additional costs on us and any failure to comply with the labor laws could have a material adverse effect on our business and operations.

As we carry on business and entered into employment contracts with our employees in Hong Kong, we are required by the laws and regulations of Hong Kong to maintain various employee benefits, including but not limited to mandatory provident fund scheme and work-related injury insurance, and to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments for our employees. The relevant government department may examine whether an employer has complied with such requirements, and those employers who fail to comply may commit a criminal offence and may be subject to fines and/or imprisonment, and could have material adverse effect on our business, financial condition, results of operations, and reputation. Furthermore, any change in the labor laws in Hong Kong may impose additional costs on us, and affect our financial condition and operating results accordingly.

You may have difficulty enforcing judgments and civil liabilities against us and our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, and we conduct all of our operations through our Hong Kong subsidiary in Hong Kong and other Operating Emerging Markets. In addition, a majority of our directors and executive officers reside outside the United States, and a substantial portion of our assets and their assets are located outside the United States. As a result, it may be difficult or impossible for you or other shareholders to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of Hong Kong, see “Enforceability of Civil Liabilities.”

You may also have difficulties in protecting your interests as a shareholder. The SEC, U.S. Department of Justice, and other U.S. authorities may also have substantial difficulties in bringing and enforcing actions against us and our management in Hong Kong. Legal and other obstacles may make it difficult for U.S. authorities to obtain information needed for investigations or litigation, or to gain access to funds outside the United States. Additionally, public shareholders investing in our Class A Ordinary Shares have limited rights and fewer practical remedies in the jurisdictions where we operate. Shareholder claims that are common in the United States, including securities class actions and derivative actions, are generally difficult or impossible to pursue as a matter of law or practicality in Hong Kong and the Cayman Islands. As a result of all of the above, your ability to protect your interests through actions against us or our management may be limited, and your investment may be subject to a higher degree of risk.

The Company may rely on dividends and other distributions on equity paid by our operating subsidiary to fund its cash and financing requirements it may have, and our operating subsidiary may rely on capital injections or transfers from the Company in relation to the same. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our operating subsidiary to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund relevant operations or capital requirements which may have a material and adverse effect on our business.

We are a Cayman Islands holding company and, other than external financing, we rely principally on dividends and other distributions on equity from our Hong Kong operating subsidiary for cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur on a timely basis. Within our structure, funds from foreign investors can be directly transferred to our operating subsidiary by way of capital injection or in the form of a shareholder loan from the Company following this offering. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended and/or restated from time to time) to provide funding to our operating subsidiary incorporated in Hong Kong through loans and/or capital contributions. Our operating subsidiary is permitted under the laws of Hong Kong (which maintains a policy of free capital movement with no foreign exchange controls) to issue cash dividends to us without limitation on the size of such dividends, subject to the requirement that such distribution of dividends may only be made out of its profits available for distribution; however, to the extent that cash is in our operating subsidiary, if any future laws or regulations of the PRC or Hong Kong impose restrictions and limitations on the ability of our operating subsidiary to transfer cash, the funds may not be available to fund our operations or for other uses outside of Hong Kong.

In addition, (i) if our operating subsidiary incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends; and (ii) the ability to transfer funds and capital may be subject to, inter alia, compliance with applicable anti-money laundering and counter-terrorist financing obligations, sanctions law and other requirements, the interpretation, implementation and enforcement of which may be complicated by geopolitical tensions and exposures of financial intermediaries involved. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our operating subsidiary to transfer cash or assets may result in these funds or assets not being available to fund relevant operations or capital requirements, which may materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to the businesses, pay dividends or otherwise fund and conduct our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Our reporting currency is U.S. dollar. While our Hong Kong operating entity maintains its books in U.S. dollar, users in various local markets pay for our services in the respective local currencies — such as Egyptian Pounds (“EGP”) — through third-party platforms. These third-party platforms convert the local currencies into U.S. dollar before remitting the funds to us. As a result, we are exposed to foreign exchange risk arising from the conversion of these local currencies into U.S. dollar. Due to timing differences between the recognition of revenue and the conversion of local currency into U.S. dollar, we may experience foreign exchange gains or losses. If any of these local currencies depreciate against the U.S. dollar, the value of our revenues generated from those areas, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. The delisting of the Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our independent registered public accounting firm is HTL International, LLC, which is headquartered in Houston, Texas, USA. As a U.S.-based public accounting firm registered with the PCAOB, HTL International, LLC is subject to regular inspection by the PCAOB to assess its compliance with U.S. laws and professional standards. Therefore, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA based on the PCAOB’s inability to inspect or investigate completely our current auditor.

While the PCAOB has in the past made determinations regarding its ability to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including issuing negative determinations in 2021 which were subsequently vacated in December 2022 after the PCAOB secured access to inspect and investigate, these specific past determinations do not directly apply to our current U.S.-based auditor.

However, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China, including Hong Kong. The trading price of our Class A Ordinary Shares could still be adversely affected by broader market concerns about the PCAOB’s access to inspect audit firms in certain jurisdictions, particularly if investors associate our Company with such risks due to our significant operations in Hong Kong.

Furthermore, while the PCAOB secured access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong in December 2022, whether it will continue to be able to do so satisfactorily is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is required under the HFCAA to make its determination on an annual basis. If, in the future, we were to change our auditor and engage an auditor that the PCAOB is unable to inspect or investigate completely, and this situation persists for two consecutive years, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA, and Nasdaq or any other U.S. exchange on which our securities are listed may determine to delist our securities.

Evolving international trade and foreign investment laws, driven by geopolitical tensions, may adversely affect our operations, access to capital, and growth prospects.

As a global business with significant operations in Hong Kong, we face risks associated with heightened geopolitical tensions between major powers. These tensions have led to a complex and evolving landscape of international trade and investment regulations, which could materially and adversely affect our business.

Recently, significant trade actions, including multiple rounds of substantial tariffs and counter-tariffs, have been implemented or proposed by major economies, notably involving the United States and China, covering a wide range of goods. In January 2025, during the initial days of U.S. President Trump’s second term, the U.S. announced the imposition of additional substantial tariffs on imports from various countries, including China, Canada and Mexico, and the subject countries have imposed or indicated their intention to impose counter measures. In February 2025, the U.S. imposed tariffs of 10% on all imported goods from China, followed by an additional 10% tariff in March 2025. The U.S. also imposed a 25% tariff on all steel and aluminum imports, beginning in March 2025. On February 13, 2025, President Trump ordered his trade advisers to come up with “reciprocal” tariffs on U.S. trade partners to retaliate against taxes, tariffs, regulations and subsidies and on April 2, 2025, announced new tariffs on many U.S. trading partners, including a universal baseline tariff of 10% on all imported goods, and country specific tariffs such as an additional 34% tax on imports from China (leading to an effective rate of 54% when combined with existing tariffs) and 20% on products from the E.U. Specific products that are being tariffed, such as automobiles, were to be exempted from the new tariffs, and tariffs on products such as pharmaceutical drugs were to be announced at a later date. Following a period of market turbulence, on April 9, 2025, President Trump announced a 90-day pause to the tariffs announced on April 2, 2025 for most countries. Countries subject to the pause on the tariffs are still to be subject to the baseline 10% tariff. This consequently lowers the tariff rate for the E.U., Japan, and South Korea, among other countries. However, U.S. President Trump announced an increased tariff rate against Chinese imports of a minimum 145%. These trade disputes have also involved other restrictive measures such as export controls on critical materials, investigations into business practices, and the designation of certain entities as restricted. While there have been periods of intense escalation, there have also been attempts at de-escalation and negotiation, though the long-term stability and trajectory of such trade relations remain uncertain and subject to rapid changes based on policy shifts. Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. Although cross-border trade is not our principal business, any such geopolitical developments could materially and adversely affect our overall financial performance and prices of our Class A Ordinary Shares.

Furthermore, such tensions may lead to consumer boycotts, increased security measures, and travel restrictions, all of which could negatively affect our ability to conduct business and expand into new markets. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital, procure raw materials, and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

Risks Related to Offering and Ownership of Class A Ordinary Shares

We will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

Following this offering, we will be subject to rules and regulations by various governing bodies and self-regulatory organizations, including, for example, the SEC and The Nasdaq Stock Market, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Our management team has limited experience managing a public company listed in the U.S.

Most members of our management team have not previously served as management of a publicly traded company on a U.S. stock exchange and may not have experience complying with the increasingly complex laws pertaining to such public companies. Our management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws as well as the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business and financial performance.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Immediately following the completion of this offering, Mr. Chen Yukun will beneficially own approximately [•]% of our total issued and outstanding Ordinary Shares, which will consist of [•] Class B Ordinary Shares and [•] Class A Ordinary Shares, representing approximately [•]% of our total voting power, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. If the underwriters exercise their option to purchase additional Class A Ordinary Shares in full, Mr. Chen Yukun will beneficially own approximately [•]% of our total issued and outstanding ordinary shares, which will consist of [•] Class B Ordinary Shares and [•] Class A Ordinary Shares, representing approximately [•]% of our total voting power. As a result, we will qualify as a “controlled company” as defined under the Nasdaq corporate governance rules because Mr. Chen Yukun, primarily through his beneficial ownership of Class B Ordinary Shares, which entitle the holder to [•] votes per share, whereas our Class A Ordinary Shares entitle the holder to one vote per share, will hold more than 50% of the voting power for the election of directors upon the completion of this offering.

For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and intend to rely on, certain exemptions from corporate governance rules, including exemptions from the rules that (i) a majority of our board of directors must be independent directors, (ii) our nominating and corporate governance committee be composed entirely of independent directors and (iii) our compensation committee be composed entirely of independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our chief executive officer is also our principal shareholder. He has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this prospectus, our founder and chief executive officer, Mr. Chen Yukun, beneficially owns approximately [•]% of our then-issued and outstanding Class A Ordinary Shares and [all] of our then-issued and outstanding Class B Ordinary Shares and will be able to exercise approximately [•]% of the total voting power of our issued and outstanding Class A Ordinary Shares immediately after the consummation of this offering, assuming the underwriters do not exercise its option to purchase additional Class A Ordinary Shares.

Accordingly, Mr. Chen Yukun could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without the consent of our largest shareholder, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholder may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Class A Ordinary Shares. For more information regarding our principal shareholder, see “Principal Shareholders.”

We are a “foreign private issuer” and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

•        the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class A Ordinary Shares.

Even if we cease to be a foreign private issuer in the future, for as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act. To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

As an exempted company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands that is listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands which is our home country, may differ significantly from Nasdaq corporate governance listing standards, including, but not limited to, board of directors independent requirements, director nomination procedures and compensation committee matters. We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. We may follow our home country law instead of the Nasdaq listing rules that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and acquisitions of the stock or assets of another Company. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

In addition, § 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our shares pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenue exceeds $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our shares that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our stock price may be more volatile. In addition, taking advantage of reduced disclosure obligations may make comparison of our financial statements with other public companies difficult or impossible. If investors are unable to compare our business with other companies in our industry, we may not be able to raise additional capital as and when we need it, which may materially and adversely affect our financial condition and results of operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our post-offering memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company (other than the memorandum and articles of associations, our register of mortgages and charges and special resolutions of our shareholders). They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2013 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

An active trading market for our Class A Ordinary Shares or our Class A Ordinary Shares may not develop, or if it does, be sustained, and the trading price for our Class A Ordinary Shares may fluctuate significantly.

Prior to this offering, there has not been a public market for our Class A Ordinary Shares. We cannot assure you that a liquid public market for our Class A Ordinary Shares will develop or if it does, be sustained. If an active public market for our Class A Ordinary Shares does not develop or continue following the completion of this offering, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected. The public offering price for our securities in this offering was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our Class A Ordinary Shares after this offering will not decline below the public offering price. As a result, investors in our securities may experience a significant decrease in the value of their Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China, including Hong Kong, that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

•        variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•        announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        announcements of new product and service offerings, solutions and expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        detrimental adverse publicity about us or our industry;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float after the initial public offering, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Furthermore, since this offering is being conducted on an underwritten basis and the actual public offering price per share were determined by and among the underwriters, the purchasers, and us at the time of pricing and, as is typical, may be at a discount to the then-current, per-share market price of our Class A Ordinary Shares, these factors may also negatively affect the market price of our Class A Ordinary Shares.

Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders.

Future issuances of our Class B Ordinary Shares, which can be approved by our board of directors, could result in dilution to existing holders of our Class A Ordinary Shares. Such issuances, or the perception that such issuances may occur, could depress the market price of our Class A Ordinary Shares. In addition, there might be impact of the conversion of our Class B Ordinary Shares on holders of our Class A Ordinary Shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if any Class B holder retains their shares.

The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with our chairman and chief executive officer, which will hold in the aggregate [•]% of the voting power of our Ordinary Shares following the completion of this Offering, assuming the underwriters do not exercise their option to purchase additional Class A Ordinary Shares, preventing you and other shareholders from influencing significant decisions, including the election of directors, amendments to our constitutional documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this prospectus and immediately prior to the closing of this Offering, there were [•] Class A Ordinary Shares and [•] Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to [•] votes on all matters subject to vote at general meetings of the Company.

100% of Class B Ordinary Shares outstanding are beneficially owned by Mr. Chen Yukun, representing approximately [•]% of the aggregate voting power of our outstanding Ordinary Shares as of the date of this prospectus and immediately prior to the closing of this Offering. Upon completion of this Offering, Mr. Chen Yukun will hold [•]% of the aggregate voting power of the then total issued and outstanding share capital, assuming that the underwriter does not exercise its over-allotment option. Because of the [•]-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, Mr. Chen Yukun will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the Class B Ordinary Shares represent at least 51% of the voting power of all outstanding Ordinary Shares. This concentrated control will limit the ability of holders of our Class A Ordinary Shares to influence corporate matters for the foreseeable future. Furthermore, should the Company decide to issue additional Class B Ordinary Shares in the future, the [•]-to-one voting ratio between the two classes of our Ordinary Shares will result in further dilutive effect on the holders of our Class A Ordinary Shares.

As a result, for so long as Mr. Chen Yukun owns a controlling or significant voting interest in our Ordinary Shares, our chairman and chief executive officer generally will be able to control or significantly influence, directly or indirectly, and subject to applicable law, most matters requiring shareholder approval, including:

(i)     the election of directors;

(ii)    through our board of directors, determinations with respect to our business direction and policies, including the appointment and removal of officers;

(iii)   determinations with respect to significant corporate transactions, such as mergers, consolidations or sales of all or substantially all of our assets;

(iv)   changes to our post-offering memorandum and articles of association; and

(v)    our capital structure.

As long as Mr. Chen Yukun owns a controlling or significant voting interest in our Ordinary Shares, investors in this Offering may not be able to affect the outcome of the above corporate actions.

Mr. Chen Yukun may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate actions might be taken even if other shareholders, including those who purchase our shares in this Offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale or other liquidity event and might ultimately affect the market price of our Ordinary Shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class capital structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class capital structures and temporarily barred new dual-class listings from certain of its indices. However, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from these indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our dual-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from certain stock indexes would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we had [•] Class A Ordinary Shares outstanding. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be [•] Class A Ordinary Shares outstanding immediately after this offering, assuming no exercise of the related over-allotment option. In connection with this offering, our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any Shares until 180 days after the date of this prospectus without the prior written consent of the representative, subject to certain exceptions. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares. See “Plan of Distribution” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of the Class A Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our Group’s business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value in the future or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment.

Because our public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

This dilution results from the fact that the assumed initial public offering price per Class A Ordinary Share is substantially in excess of the pro forma as adjusted net tangible book value per Class A Ordinary Share attributable to our existing shareholders, calculated after giving effect to (i) the repurchase of an aggregate of 1,212,122 Series B preferred shares and 2,374,844 Series C preferred shares for a total of US$27,997,737 in cash in April and May 2025, and (ii) the automatic conversion of all of our issued and outstanding preferred shares and series seed shares into Class A Ordinary Shares immediately prior to the completion of this offering. If you purchase Class A Ordinary Shares in this offering at an assumed public offering price of US$[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, you will suffer an immediate and substantial dilution of approximately US$[•] per share. This represents an immediate increase in pro forma net tangible book value of $[•] per Class A Ordinary Share to existing shareholders and an immediate dilution in pro forma net tangible book value of $[•] per Class A Ordinary Share to you, assuming no exercise of the over-allotment option by the underwriters. See “Dilution” for a more complete description of how the value of your investment in our Class A Ordinary Shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.

We plan to use the net proceeds of this offering for specific purposes, primarily for the research and development of our AI agent products, as well as for marketing activities and the development of other digital technologies. See “Use of Proceeds.” However, our management will have significant flexibility and discretion in the application of the net proceeds received by us. Our management may, if unforeseen events occur or business conditions change, use the proceeds of this offering differently than as described in this prospectus. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. Consequently, the net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. Furthermore, any net proceeds from this offering that are not immediately applied for the purposes described above may be placed in short-term investments that do not produce significant income or that lose value.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Assuming our Class A Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our Class A Ordinary Shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class A Ordinary Shares;

•        reduced liquidity for our Class A Ordinary Shares;

•        a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in significant adverse U.S. federal income tax consequences to U.S. holders in our Class A Ordinary Shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief, or current expectations. These statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•        Our mission, goals, and strategies;

•        Our future business development, financial condition, and results of operations;

•        The regulatory environment and government policies in the jurisdictions where we operate, particularly in Hong Kong the United States;

•        The impact of geopolitical tensions and international trade policies on our business, supply chain, and access to technology;

•        Our ability to develop, protect, and enforce our intellectual property rights;

•        Our ability to manage our growth effectively and expand our operations globally;

•        Competition in our industry;

•        Our ability to attract and retain qualified management and key employees;

•        Our capital requirements and our expectations regarding the use of proceeds from this offering;

•        General economic and business conditions in Hong Kong, China and globally; and

•        Other risks and uncertainties described in the “Risk Factors” section of this prospectus.

Forward-looking statements speak only as of the date they are made. You should not place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

ENFORCEABILITY OF CIVIL LIABILITIES

Hacker Interstellar is incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

All of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or these persons in the United States or to enforce against us or them a judgment obtained in U.S. courts. Furthermore, there is substantial uncertainty as to whether the courts of the Cayman Islands, Hong Kong, or the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States, or entertain original actions brought in those jurisdictions against us or our directors and officers predicated upon the securities laws of the United States.

We have appointed [•], located at [•] as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against the company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

According to our legal counsel as to Hong Kong law, Chen & Lee Law Office, there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States. As such, judgments obtained from a court in the United States cannot be directly registered for enforcement in the courts of Hong Kong. However, under Hong Kong common law, a foreign judgment obtained against the Company may itself form the basis of a cause of action against the Company in the courts of Hong Kong, since such a foreign judgment may be regarded as creating a debt between the relevant parties. In a common law action for enforcement of a foreign judgment, the enforcement will be subject to acceptance of Hong Kong courts of jurisdiction and various conditions; in particular, the proceeding pursuant to which judgment was obtained must be commenced within six years from the date of judgment and the judgment creditor has to prove that, inter alia, (a) the judgment is in personam; (b) the judgment is in the nature of a monetary award in respect of a definite or fixed sum of money (i.e. not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or another penalty); (c) the judgment is final and conclusive on the merits of the claim and has not been stayed or satisfied in full; and (d) the judgement is from a competent court (as determined by the private international law rules applied by the Hong Kong courts). The defenses available to the defendant in a common law action for enforcement of a foreign judgment include, inter alia, breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgement at common law, new proceedings may need to be initiated in Hong Kong by the judgment creditor issuing and serving a writ of summons on the judgment debtor, attaching the foreign judgment as proof of the debt.

As Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States, and due to the foregoing conditions and requirements regarding the enforcement of foreign judgments that do not fall within statutory registration scheme for foreign judgments in Hong Kong, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state or territory in the United States.

AllBright Law Offices (Fuzhou), our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments under certain circumstances in accordance with the requirements of the PRC Civil Procedure Law. AllBright Law Offices (Fuzhou) has advised us further that under PRC law, a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, there is no guarantee that a PRC court would enforce judgments rendered by U.S. courts. In addition, PRC courts are unlikely to accept jurisdiction over an original action brought against us or our management based on alleged violations of U.S. federal securities laws.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[•] per Class A Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[•] if the underwriters do not exercise their over-allotment option, and $[•] if the underwriters exercise their over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

•        $[•], which is expected to be approximately 50% of the net proceeds, for research and development of our [AI agent products], including further development of our core AI algorithms, expansion of our R&D team, and product testing and iteration;

•        $[•], which is expected to be approximately 30% of the net proceeds, for promotional and marketing activities to increase brand awareness and user acquisition;

•        $[•], which is expected to be approximately 20% of the net proceeds, for research and development of other digital technologies and products.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. If the net proceeds from this offering are not sufficient to fund all of the described purposes, we will first allocate proceeds to the research and development of our AI agent products, followed by promotional and marketing activities, and lastly to the research and development of other digital technologies and products. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. While we believe the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to accomplish the purposes described above, and do not anticipate that any material amounts of other funds, beyond our existing cash and cash equivalents, will be necessary to accomplish these specific objectives, we may require additional capital in the future to pursue more aggressive expansion, respond to competitive pressures, or acquire complementary businesses or technologies.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We have not previously declared or paid any cash dividend or dividend in kind, and we have no plan to declare or pay any dividends in the near future on our Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding Company incorporated in the Cayman Islands. We rely principally on dividends from our Hong Kong operating subsidiary for our cash requirements, including any payment of dividends to our shareholders. Hong Kong regulations may restrict the ability of our Hong Kong operating subsidiary to pay dividends to us. See “Risk Factors — Risks Related to Doing Business in Certain Countries and Regions — The Company may rely on dividends and other distributions on equity paid by our operating subsidiary to fund its cash and financing requirements it may have, and our operating subsidiary may rely on capital injections or transfers from the Company in relation to the same. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our operating subsidiary to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund relevant operations or capital requirements which may have a material and adverse effect on our business.”

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our post-offering memorandum and articles of association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our post-offering memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024:

•        on an actual basis;

•        on a pro forma basis to give effect to (i) the repurchase of an aggregate of 3,586,966 preferred shares (comprising 1,212,122 Series B preferred shares and 2,374,844 Series C preferred shares) in April and May 2025, as further described in Note (2) below; and (ii) the automatic conversion or re-designation, as the case may be, of all of the issued and outstanding preferred shares and series seed shares on a one-for-one basis into Class A Ordinary Shares immediately prior to the completion of this offering; and

•        on a pro forma as adjusted basis to reflect (i) the repurchase of an aggregate of 3,586,966 preferred shares (comprising 1,212,122 Series B preferred shares and 2,374,844 Series C preferred shares) in April and May 2025; (ii) the automatic conversion or re-designation, as the case may be, of all of the issued and outstanding preferred shares and series seed shares on a one-for-one basis into Class A Ordinary Shares immediately prior to the completion of this offering, and (iii) issuance and sale of the Class A Ordinary Shares by us in this offering at the estimated initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, and the estimated offering expenses payable by us, assuming no exercise of the underwriters’ over-allotment option.

The pro forma and pro forma as adjusted information below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2024
	Actual	Pro forma(1)(2)	Pro forma as adjusted
	$	$	$
Cash(3)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 5,653,044 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued, and outstanding on a pro forma basis and on a pro forma as adjusted basis as of December 31, 2024)	6,000,000
Series B convertible redeemable preferred shares (US$0.0001 par value; 3,916,433 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued, and outstanding on a pro forma basis and on a pro forma as adjusted basis as of December 31, 2024)	11,000,000
Series C convertible redeemable preferred shares (US$0.0001 par value; 8,668,239 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued, and outstanding on a pro forma basis and on a pro forma as adjusted basis as of December 31, 2024)	88,376,164
Total mezzanine equity	105,376,164

	December 31, 2024
	Actual	Pro forma(1)(2)	Pro forma as adjusted
	$	$	$
Shareholder’s Deficit:
Ordinary Shares (US$0.0001 par value, 481,366,571 shares authorized, 10,362,061 shares issued and outstanding as of December 31, 2024 and 2023)	1,036	—
Class A Ordinary Shares (US$0.0001 par value, [•] shares authorized, [•] shares issued and outstanding; on an actual basis; [•] shares and [•] shares issued and outstanding on a pro forma basis; [•] shares issued and outstanding on a pro forma as adjusted basis as of December 31, 2024)(3)	—
Class B Ordinary Shares (US$0.0001 par value, [•] shares authorized, issued and outstanding on an actual basis, pro forma basis and pro forma as adjusted basis as of December 31, 2024)	—
Series Seed Shares (US$0.0001 par value; 395,713 shares authorized, issued and outstanding on an actual basis, pro forma basis and pro forma as adjusted basis December 31, 2024 and 2023)	40
Additional Paid-in Capital(1)	955,323
Accumulated Deficit	(27,567,987)
Accumulated Other Comprehensive Losses	(1,719,849)
Total Shareholder’s Deficit	(28,331,437)
Total Capitalization	77,044,727

____________

(1)      Additional paid-in capital reflects the sale of Class A Ordinary Shares in this offering at an assumed initial public offering price of $[•] per share, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We estimate that such net proceeds will be approximately $[•] million ($[•] million offering, less underwriting discounts of $[•] million, and offering expenses of approximately $[•] million) if the underwriters’ over-allotment option is not exercised, or $[•] million ($[•] million offering, less underwriting discounts of $[•] million, and offering expenses of approximately $[•] million) if the underwriters’ over-allotment option is exercised in full.

(2)      Gives effect to the preferred share repurchase that occurred in April and May 2025. In these months, we repurchased an aggregate of 3,586,966 preferred shares, comprising 1,212,122 Series B preferred shares for an aggregate cash payment of US$3,404,460 and 2,374,844 Series C preferred shares for an aggregate cash payment of US$24,593,277. The total cash payment for this repurchase was approximately US$28.0 million. The pro forma column reflects the impact of this cash payment on our financial position and the reduction in preferred shares prior to their conversion into Class A Ordinary Shares.

(3)      Cash on a pro forma and pro forma as adjusted basis reflects the use of cash for the preferred share repurchase occurred in April and May 2025 described in Note (2). Cash on a pro forma as adjusted basis further reflects the receipt of net proceeds from this offering as described in Note (1).

(4)      The number of Class A Ordinary Shares in the pro forma and pro forma as adjusted columns gives effect to the conversion of all preferred shares and series seed shares that remained outstanding after the preferred share repurchase occurred in April and May 2025. Excludes, as of the date of this prospectus, 1,549,504 Class A Ordinary Shares issuable upon the exercise of outstanding share options granted to our employees, and directors under our 2016 Stock Option Plan, with a weighted-average exercise price of $0.50 per share. See “Management — Equity Incentive Plan.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted for each Class A Ordinary Share you purchase to the extent of the difference between the initial public offering price per Class A Ordinary Share and the pro forma as adjusted net tangible book value per Class A Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the net tangible book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Our historical net tangible book value as of December 31, 2024, was $[•] million, or $[•] per Class A Ordinary Share. The historical net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Class A Ordinary Share (as adjusted for the offering) from the initial public offering price per Class A Ordinary Share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

On a pro forma basis, after giving effect to (i) the repurchase of an aggregate of 3,586,966 preferred shares, comprising 1,212,122 Series B preferred shares and 2,374,844 Series C preferred shares for a total of US$27,997,737 in cash in April and May 2025 (the “Preferred Share Repurchase”), and (ii) the automatic conversion or re-designation, as the case may be, of all of the issued and outstanding preferred shares and series seed shares on a one-for-one basis into Class A Ordinary Shares immediately prior to the completion of this offering, our pro forma net tangible book value as of [•], would have been $[•] million, or $[•] per Class A Ordinary Share.

After giving further effect to our sale of [•] Class A Ordinary Shares offered in this offering based on an assumed initial public offering price of $[•] per Class A Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us (assuming the underwriters do not exercise their over-allotment option), our pro forma as adjusted net tangible book value as of [•], would have been $[•] million, or $[•] per outstanding Class A Ordinary Share. This represents an immediate increase in pro forma net tangible book value of $[•] per Class A Ordinary Share to the existing shareholders, and an immediate dilution in pro forma net tangible book value of $[•] per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The pro forma as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Assumed initial public offering price per Class A Ordinary Share	$
Net tangible book value per Class A Ordinary Share as of [•]	$

Pro forma net tangible book value per Class A Ordinary Share after giving effect to (i) the Preferred Share Repurchase, and (ii) the automatic conversion of all of our issued and outstanding series A preferred shares, series B preferred shares, and series C preferred shares, and series seed shares

$

Pro forma as adjusted net tangible book value per Class A Ordinary Share after giving effect to (i) the Preferred Share Repurchase, (ii) the automatic conversion of all of our issued and outstanding Series A preferred shares, Series B preferred shares, and Series C preferred shares, and (iii) this offering

$
Dilution per Ordinary Class A Ordinary Share to new investors in this offering	$

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per Class A Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $[•], and the dilution in pro forma as adjusted net tangible book value per share to new investors by $[•], assuming the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following tables summarize, on a pro forma as adjusted basis as of December 31, 2024 the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Class A Ordinary Share paid before deducting estimated underwriting discounts and commissions and estimated offering expenses.

Over-allotment option not exercised	Class A Ordinary Shares purchased		Total consideration		Average price per Class A Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholder		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$
Over-allotment option exercised in full	Class A Ordinary Shares purchased		Total consideration		Average price per Class A Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholder		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

If the underwriters’ option to purchase additional Class A Ordinary Shares is exercised in full, the pro forma as adjusted net tangible book value per Class A Ordinary Share after this offering would be $[•] per Class A Ordinary Share, and the dilution to new investors would be $[•] per Class A Ordinary Share.

The discussion and tables above exclude the effects of any potential dilution from the exercise of outstanding share options. As of the date of this prospectus, we had outstanding options to purchase an aggregate of 1,549,504 Class A Ordinary Shares under our 2016 Stock Option Plan, with a weighted-average exercise price of $0.50 per share. To the extent these options are exercised, new investors will experience further dilution, as these shares would be issued at a price per share significantly below the initial public offering price. The exercise of these options would decrease our pro forma as adjusted net tangible book value per share and increase the dilution to new investors. See “Management — Equity Incentive Plan” for more details.

OUR HISTORY AND CORPORATE STRUCTURE

Our Corporate History

We commenced our operations in 2015. We incorporated Hacker Interstellar Inc., an exempted company with limited liability in the Cayman Islands, as our ultimate holding company in August 2015. Upon incorporation, the Company’s authorized share capital was US$50,000 consisting of 500,000,000 ordinary shares with a par value of US$0.0001 per share.

Our wholly-owned Hong Kong operating subsidiary, Hacker Interstellar HK Limited (“Hacker Interstellar HK”), was established under the laws of Hong Kong in August 2015 and fully acquired by the Company in the same month. Subsequently, Hacker Interstellar HK established two wholly foreign-owned enterprises (“WFOEs”) in the PRC: Beijing Tomorrow Wormhole Technology Co., Ltd. (“Beijing WFOE”) in December 2015, and Chengdu Today Wormhole Technology Co., Ltd. (“Chengdu WFOE”) in January 2021.

Our then PRC operating entity was Beijing Tongshi Technology Co., Ltd. (“Beijing Tongshi”), which was incorporated in December 2014. On December 15, 2024, our subsidiary, Beijing WFOE, acquired 100% of the equity interest in Beijing Tongshi from its former shareholders.

To align our corporate structure more closely with our operation and to enhance management efficiency, we divested all of our equity interest in Beijing WFOE and Chengdu WFOE, the wholly-owned subsidiaries of Hacker Interstellar HK, through an equity transfer to an independent third party on June 29, 2025.

The aggregate consideration for this divestiture was approximately US$34.40 million. This amount primarily consisted of two components: (i) approximately US$32.43 million for the settlement of a pre-existing intercompany payable from our Hong Kong operating subsidiary, Hacker Interstellar HK, to Beijing WFOE and Chengdu WFOE; and (ii) approximately US$1.97 million for the net assets of Beijing WFOE and Chengdu WFOE. The intercompany balance of US$32.43 million was recorded as an intercompany payable on the books of Hacker Interstellar HK and a corresponding intercompany receivable on the books of Beijing WFOE and Chengdu WFOE. In our consolidated financial statements, these balances were eliminated and had no impact on our consolidated total assets, liabilities, or net income prior to the divestiture. The settlement of this intercompany balance through the divestiture transaction therefore did not result in a gain or loss and did not materially affect our consolidated financial condition.

Beijing WFOE and Chengdu WFOE historically provided certain ancillary support functions and did not generate material external revenues, contribute meaningfully to our operating activities, or hold significant third-party assets. For the fiscal year ended December 31, 2024, their combined contribution to our consolidated revenues, net income, and total assets (excluding the intercompany balances) was insignificant. No core intellectual property, user data or material commercial contracts were transferred as part of this divestiture. Pursuant to entrustment arrangements, these PRC entities primarily performed support services to our Hong Kong subsidiary and did not own or transfer core technology, user data or revenue-generating customer contracts. According to a PRC transfer pricing assessment, the intra-group services were rendered on an arm’s-length basis for reasonable service fees and did not result in profit leakage from the Group. Consequently, management has concluded that this divestiture has not had, and is not expected to have, a material impact on our overall business operations or consolidated financial condition. Following this restructuring, we continue to conduct our business operations primarily through our Hong Kong subsidiary, Hacker Interstellar HK.

In September 2016, we issued 395,713 Series Seed shares in exchange for strategic business resources. Based on a third-party valuation, the total consideration was valued at approximately US$59,000. Between 2016 and 2018, in connection with our Series A, B, and C preferred shares financings, we issued an aggregate of 18,237,716 preferred shares for total consideration of approximately US$67 million to certain investors. See “Description of Share Capital — History of Securities Issuances.”

In April and May 2025, the Company repurchased an aggregate of 3,586,966 preferred shares, comprising 1,212,122 Series B preferred shares for an aggregate cash payment of US$3,404,460 and 2,374,844 Series C preferred shares for an aggregate cash payment of US$24,593,277 from Vision Plus Capital Fund II, L.P., Image Frame Investment (HK) Limited, LC Fund VII, L.P., LC Parallel Fund VII, L.P., Danhua Capital II, L.P., representing a portion of their holdings of preferred shares as requested by such shareholders. Consequently, as of the date of this prospectus, a total of 14,650,750 preferred shares are outstanding and will automatically convert into Class A Ordinary Shares upon the completion of this offering.

The following diagram illustrates our corporate structure, including our subsidiary, and our shareholding structure, immediately upon the completion of this offering.

____________

Notes:

*        The shareholding percentage is calculated by dividing the number of ordinary shares beneficially owned by such person or group immediately upon completion of this offering by the sum of                Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional Class A Ordinary Shares.

**      The voting power percentage is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Ordinary Shares as a single class immediately upon completion of this offering. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to [•] votes per share on all matters submitted to them for a vote. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

As of the date of this prospectus, all the ownerships illustrated above are direct equity interests, and there is no variable interest entity or other arrangements.

Transfers of cash between Hacker Interstellar and our subsidiaries

As we have a direct equity ownership structure, we currently do not have centralized cash management policies that dictate how funds are transferred between Hacker Interstellar Inc. and its subsidiaries, or to its shareholders. Cash is transferred within our Group based on operational needs. In general, the flow of funds may occur in the following manner: (i) funds may be transferred from the Company to our Hong Kong operating subsidiary, Hacker Interstellar HK, as needed in the form of capital contributions or intercompany advances, as the case may be; and (ii) dividends or other distributions, if any, may be paid by our Hong Kong operating subsidiary to the Company. As a holding company, we may rely on dividends and other distributions on equity paid by our operating subsidiary for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended and/or restated from time to time) to provide funding to our operating subsidiary incorporated in Hong Kong through loans and/or capital contributions. Subject to applicable companies law in Hong Kong, our operating subsidiary is permitted under the laws of Hong Kong to issue, declare and distribute cash dividends out of distributable projects to us without limitation on the size of such dividends. However, if our operating subsidiary incurs debt or other means of financing on its own behalf, the instruments governing such debt or relevant financing may restrict its ability to pay dividends.

In the years ended December 31, 2024 and 2023, there have been cash transfers within our Group to support our business operations and manage working capital. In the year ended December 31, 2024, our Hong Kong subsidiary advanced US$10,274,241 to Hacker Interstellar Inc. for investment purposes. In the year ended December 31, 2023, we made a capital contribution of US$10,000,000 to our subsidiaries. For the same period, our Hong Kong subsidiary advanced US$46,460,091 to Hacker Interstellar Inc. for investment purposes, while Hacker Interstellar Inc. advanced US$790,000 to our Hong Kong subsidiary. Historically, we have also utilized a segregated personal bank account of our chief executive officer, Mr. Chen Yukun, to collect customer payments in certain jurisdictions, which were subsequently transferred to the Company. As of December 31, 2024, the balance of such funds due from Mr. Chen Yukun was US$16,881,176. This full outstanding balance was settled and collected by the Company in April and June 2025. See Note 9 to our consolidated financial statements included elsewhere in this prospectus. See “Risk Factors — Risks Related to Our Business and Industry — Our chief executive officer used his personal account to collect customer payments may raises concerns regarding internal controls and fund security”. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by Hacker Interstellar Inc. to Hacker Interstellar HK, via capital contributions and intercompany advances, as the case may be. Our Hong Kong operating subsidiary will then use such funds to meet the capital needs of our business operations in Hong Kong.

There could be limitations on our ability to transfer cash between Hacker Interstellar and its subsidiaries, and investors of our company. Historically, there have been significant cash transfers within our group to support business operations, including capital contributions and intercompany advances. In the future, cash proceeds from this offering may be transferred to our Hong Kong operating subsidiary through the aforementioned structure. There can be no assurance that the then PRC laws and regulations will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, or limitations by the PRC laws and regulations on the ability of the Company to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong.

For additional information about the applicable regulations and rules relating to such cash transfers through our Group and the associated risks, see “Risk Factors — Risks Related to Doing Business in Certain Countries and Regions — The Company may rely on dividends and other distributions on equity paid by our operating subsidiary to fund its cash and financing requirements it may have, and our operating subsidiary may rely on capital injections or transfers from the Company in relation to the same. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our operating subsidiary to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund relevant operations or capital requirements which may have a material and adverse effect on our business.” on page 37 of this prospectus.

As of the date of this prospectus, in general, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital by corporations within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering, financing of terrorism and criminal activities. The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. Further, The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts (whether or not the funds are actually so used); or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The Company has complied with the AMLO and UNATMO as of the date of this prospectus, in general, and therefore Hacker Interstellar HK is permitted under the respective laws of Hong Kong to provide funding to the Company through dividend distribution without restrictions on the amount of the funds, and there are no restrictions on dividend transfers from Hong Kong to the Cayman Islands, except for the requirement that such distribution or transfer of dividend may only be made out of profits available for distribution.

The Company is permitted under the laws of the Cayman Islands and post-offering memorandum and articles of association, as amended and/or restated from time to time, to provide funding to Hacker Interstellar HK through loans or capital contributions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”. See “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS”. All annual financial data included for the fiscal years ended December 31, 2024 and 2023 is derived from our audited consolidated financial statements included elsewhere in this prospectus. These Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

OVERVIEW

We are a global company at the forefront of voice-centric social networking and AI voice technology, headquarter in Hong Kong, with a primary focus on emerging markets such as South Asia, the Middle East, and Southeast Asia (together the “Operating Emerging Markets”). Leveraging our proprietary vernacular language AI voice models, our core voice chat room products, notably our flagship platform YoYo, have achieved scalable user bases and monetization. We are strategically investing and expanding our offerings to include AI-powered voice tools and business-to-business solutions, with the goal of becoming a fundamental voice interaction platform provider for users of vernacular languages and dialects globally.

Our competitive advantage lies in our proprietary end-to-end voice AI models tailored for vernacular and dialect-rich environments. Our technology stack includes large language models (LLMs), real-time voice generation, multi-modal understanding, and a modular product architecture that allows for scalable and cost-efficient regional deployment. The platform supports 23 language versions and boasts strong user engagement, with average session durations of approximately 78 minutes. We are a leading service provider with the widest geographical coverage. Our service is available in more than 29 countries and regions. With our strong technological foundation, regional market leadership, and expanding product pipeline, we are positioned to grow as a next-generation voice interaction infrastructure provider serving billions of vernacular and dialect-speaking users globally.

We generate our revenues primarily from platform users’ consumption of virtual currency through various in-app purchases. We have experienced strong revenue growth in the past few years. Our total revenue increased by 20% from $76.4 million in 2023 to $91.9 million in 2024. Our net income increased by 20% from $14.1 million in 2023 to $16.9 million in 2024.

GENERAL FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our business and results of operations are affected by general factors, which include, among other things:

•        Overall political, economic and social environment in Operating Emerging Markets;

•        Growth of mobile Internet usage and penetration rate in Operating Emerging Markets;

•        Changes in user preferences and mobile-based consumption, as well as our ability to adapt to such changes;

•        Social networking and entertainment habits and trends in Operating Emerging Markets, including competition among different forms of entertainment; and

•        Growth and competitive landscape of the social networking and entertainment industry in Operating Emerging Markets.

Changes in any of these general industry conditions could affect our business and results of operations.

SPECIFIC FACTORS AFFECTING OUR RESULTS OF OPERATIONS

While our business is influenced by general factors affecting the voice-centric social networking and entertainment industry in our target markets, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to expand user base

We have demonstrated strong ability to expand our user base through data-driven localization, AI-powered user acquisition, and targeted market entry strategies. Our core platform, YoYo, reached 51.7 million Registered Users across 29 countries as of December 31, 2024 as compared to 43.2 million Registered Users across 29 countries as of December 31, 2023, with a primary focus on high-growth regions such as South Asia, the Middle East, and Southeast Asia. By leveraging a modular technology architecture and 23 language versions, we rapidly adapt to local cultures and dialects, enabling quick deployment and user traction in new markets.

YoYo’s AI-based multilingual recommendation system and fully automated operations allow for efficient onboarding of users with minimal manual intervention. The platform has been particularly effective in penetrating mobile-first, underserved markets by offering low-bandwidth, voice-centric experiences optimized for regional connectivity environments. In addition, we are actively expanding into new markets, supported by our scalable infrastructure and proven monetization model. This combination of hyper-localized content, agile deployment, and AI-enhanced targeting underpins our ability to drive sustained user base growth globally.

Our ability to offer superior user experience to enhance user engagement

User experience on our platform is critical to our ability to enhance user engagement. The platform’s average session duration of 78 minutes per user for the year ended December 31, 2024 as compared to 85 minutes per user for the year ended December 31, 2023, highlights deep engagement, placing it among the top three apps in session length in key regions such as South Asia and the Middle East, according to CIC. While the average session duration per user slightly decreased from 85 minutes in 2023 to 78 minutes in 2024, we believe this reflects a shift in user behavior towards more targeted and higher-quality interactions rather than a decline in overall engagement. In 2023, we applied a reward strategy to include a wider user base, which resulted in increased participation from users with limited spending activity, some of whom primarily extended their engagement on our platform in order to qualify for rewards. In 2024, we deliberately refined our user incentive strategy by reducing broad-based rewards, which had the effect of filtering out users with limited monetization potential. The effectiveness of this strategy is strongly corroborated by our key monetization metrics. Our Average Revenue Per Paying User (“ARPPU”) increased significantly from US$39.3 for the year ended December 31, 2023 to US$57.50 for the year ended December 31, 2024.

This high-quality engagement is driven by our technology. YoYo’s AI-driven recommendation engine personalizes content and matches users in real-time, while proprietary vernacular language AI voice models ensure high-fidelity, culturally relevant interactions. Users can seamlessly participate in voice chat rooms, send virtual gifts, and access premium features tailored to their linguistic and cultural preferences. These innovations, coupled with fully automated event operations, have reduced user acquisition costs and increased retention, supporting a sticky, community-driven user ecosystem.

Our ability to monetize

We have demonstrated strong monetization capabilities through our flagship platform, YoYo, primarily via virtual gifting and subscription services. In the year ended December 31, 2024 and 2023, YoYo achieved a monthly ARPPU of US$57.50 and US$39.30, respectively, outperforming industry peers in similar regions in the same periods, according to CIC. This high ARPPU reflects the platform’s ability to convert engagement into revenue through premium features, virtual goods, and community-driven incentives.

Our proprietary AI voice technology powers interactive and immersive social experiences, encouraging users to spend more time and money on the platform. Our real-time event engine and personalized content delivery optimize user interactions and increase in-app purchases. YoYo also benefits from localized monetization strategies tailored to specific cultural preferences and spending behaviors across South Asia, the Middle East, and Southeast Asia.

In addition, the platform operates a multi-tiered user system(e.g. The “Family” feature) with built-in gamification and rewards, which promotes repeat spending and user retention. These monetization strategies have proven scalable and adaptable across diverse markets, establishing a solid revenue base while maintaining healthy user engagement levels.

KEY OPERATING METRICS

We regularly review a number of operating metrics, including the following key operating metrics, to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. We believe that these key operating metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

The following table sets forth our average MAUs, Paying users and ARPPU:

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Average MAUs (in thousands)	3,074	3,147	3,686	3,199	2,960	3,151	4,250	3,840
Paying user (in thousands)	162	152	162	174	154	136	129	119
ARPPU (US$)	37.89	41.90	39.14	38.18	52.25	53.71	60.13	63.92

Average MAUs

Average monthly active users (“MAUs”) allows us to evaluate the size of user base and the level of user engagement on our platform. An active user is a registered user who engages with YoYo platform at least once during a calendar month and performs at lease one of the following actions: logging in, posting, commenting, purchasing, streaming, and messaging. We calculate average MAUs in a given period by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. We define active users as Registered Users who accessed any of our mobile applications at least once during a given period.

Our average MAUs demonstrated a fluctuating yet overall upward trend throughout the periods presented. The average user base increased by 0.3 million or 8%, from 3.3 million for the year ended December 31, 2023 to 3.6 million for the year ended December 31, 2024. In 2023, average MAUs ranged from approximately 3.1 million to 3.7 million, with a notable increase for the three months ended September 30, 2023, followed by a temporary decline for the three months ended December 31, 2023. In 2024, we observed a significant rebound, with MAUs reaching 4.3 million for the three months ended September 30, 2024 before settling at approximately 3.8 million for the three months ended December 31, 2024. These trends reflect the seasonal nature of user engagement, as well as the impact of targeted user acquisition campaigns and regional promotional initiatives. The surge for the three months ended September 30, 2024 aligns with strategic market expansion efforts and optimized content offerings, especially in operating emerging markets. In the regions where we operate, online activities generally decline during the fourth quarter due to major holidays, customary religious observances, year-end workplace performance reviews, and school examination weeks.

Paying Users

Paying Users allow us to evaluate the monetization capabilities of our platform. We define paying users as Registered Users who purchased our virtual items or upgrade services using virtual currencies on our platform at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free.

The number of Paying Users experienced a gradual decline over the presented periods, decreasing from 174,000 for the three months ended December 31, 2023 to 119,000 for the three months ended December 31, 2024. Despite this downward trend, the decline reflected our pivot from maximizing the absolute number of Paying Users to cultivating a relatively smaller group of high revenue contributing users through enhanced monetization strategies. Our promotional efforts and a more refined user segmentation model contributed to a more engaged group of Paying Users in 2024. This refined approach supported a much more steady revenue contribution and improved our overall monetization efficiency.

ARPPU

Average revenue per paying user (“ARPPU”) is an performance indicator we adopted to better understand user behaviors and evaluate our monetization strategies. We calculate ARPPU in a given period by dividing (i) revenue for such period, by (ii) the number of paying users for such period.

Our monthly ARPPU increased significantly across all four quarters of 2024, rising from $52.3 for the three months ended March 31, 2024 to $63.9 for the three months ended December 31, 2024. This marked constant improvement from an average of approximately $39.3 in 2023, and highlights the effectiveness of our monetization initiatives, particularly through increased virtual gifting activities and premium service adoption. The growth in ARPPU demonstrates our ability to generate higher revenue from each Paying User by offering enhanced in-app features, improved event mechanics, and personalized content experiences. This positive ARPPU trend underscores the strength of our business model and supports long-term revenue scalability regardless of our declining Paying User base in the presented periods.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Revenues

We generate revenues through a variety of monetization channels on our YoYo platform, including the sale of virtual gifts, virtual items, mini-interactive games, and subscription services. Virtual gifts and virtual items are sold for fixed virtual currency prices and are recognized as revenue either upon consummated or overtime during the effective period. We also generate revenue from game services by charging individual user virtual currencies to play a game, which is a certain percentage of the virtual currency paid by each player in the game session. Additionally, we offer VIP membership subscriptions that grant users enhanced privileges and exclusive content access; revenue from these services is recognized over the subscription period. These diverse revenue streams reflect our user engagement strategy and support our platform’s monetization efficiency.

Costs and Expenses

Cost of revenues.    Our cost of revenues consists primarily of (i) fees paid to streamers on the platform, (ii) technology service fees paid to third party service vendors, (iii) fees paid to third party payment platform and (iv) payroll cost and other compensation expenses related to the operations of our mobile platform.

Selling.    Our selling expenses consist primarily of advertising costs and market promotion expenses.

General and Administrative.    Our general and administrative expenses consist primarily of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees and (iii) other corporate expenses.

Research and development.    Our research and development expenses consist primarily of (i) staff cost and (ii) related expenses for the employees involved in designing and developing new features for our platform.

RESULTS OF OPERATIONS

For the Years Ended December 31, 2024, and 2023

The following table summarizes the results of our operations for the years ended December 31, 2024 and 2023 and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year Ended December 31,		Change	Change %
	2024	2023
	USD	USD
Revenues	91,893,718	76,397,223	15,496,495	20%
Cost of revenues	(63,796,605)	(51,077,279)	(12,719,326)	25%
Gross profit	28,097,113	25,319,944	2,777,169	11%
Operating expenses
Selling expenses	(3,534,503)	(3,765,913)	231,410	-6%
General and administrative expenses	(1,567,896)	(1,026,994)	(540,902)	53%
Research and development expenses	(4,218,787)	(4,600,675)	381,888	-8%
Total operating expenses	(9,321,186)	(9,393,582)	72,396	-1%
Income from operations	18,775,927	15,926,362	2,849,565	18%

	For the Year Ended December 31,		Change	Change %
	2024	2023
	USD	USD
Government subsidies	3,823	180,981	(177,158)	-98%
Foreign currency transaction (loss)	(782,724)	(1,140,711)	357,987	-31%
Interest income	2,066,205	1,835,348	230,857	13%
Unrealized gain on short-term investment	831,412	—	831,412	100%
Other expense, net	(531,106)	(42,470)	(488,636)	1151%
Income before income taxes	20,363,537	16,759,510	3,604,027	22%
Income tax expenses	(3,513,362)	(2,668,158)	(845,204)	32%
Net income	16,850,175	14,091,352	2,758,823	20%

Revenues

Our revenues consist of the following:

	For the Year Ended December 31		Change	Change %
	2024	2023
Virtual gifts	$56,368,394	$43,525,826	12,842,568	30%
Virtual items	21,983,834	8,605,241	13,378,593	155%
Games	12,662,616	23,576,044	(10,913,428)	-46%
Subscription and other services	878,874	690,112	188,762	27%
Total revenues	$91,893,718	$76,397,223	15,496,495	20%

Our total revenue increased by approximately $15.5 million, or 20%, from $76.4 million for the year ended December 31, 2023 to $91.9 million for the year ended December 31, 2024. This growth was primarily attributable to an increase of approximately $12.8 million, or 30%, from virtual gifts revenue, an increase of approximately $13.4 million, or 155%, from virtual items revenue, and an increase of approximately $0.2 million from subscription and other services, partially offset by a decrease of approximately $10.9 million, or 46%, from games revenue. The increase in revenue was driven by the increasing ARPPU from approximate $38.0 per Paying User to $64.0 per Paying User as we managed to cultivate a group of loyal customers with high engagement across operating emerging markets, where demand for real-time, vernacular-language voice interaction remained strong. In the meantime, our average user base increased by 0.3 million or 8%, from 3.3 million for the year ended December 31, 2023 to 3.6 million for the year ended December 31, 2024. The increase in revenues also reflected our effective monetization strategies, particularly through virtual gifting mechanisms, premium content offerings, and real-time interactive features that incentivize higher in-app spending. We expect our game revenues to remain stable at the 2024 level in the future.

Although the number of Paying Users declined during 2024 — from 162,000 for the year ended December 31, 2023 to 134,000 for the year ended December 31, 2024 — we shifted our focus to a more engaged and higher-value Paying User base. This strategy allowed us to optimize monetization per user and maintain revenue momentum despite a smaller overall payer count. In addition, our MAU base remained robust and expanded in key periods, reaching 3.6 million for the year ended December 31, 2024 from 3.3 million for the year ended December 31, 2023. This growing and engaged user community provided a broader foundation for targeted monetization efforts. The combined effect of higher ARPPU and sustained user engagement contributed to our overall revenue growth during the year.

Cost of revenues

Our cost of revenues increased by approximately $12.7 million, or 25%, from $51.1 million for the year ended December 31, 2023, to $63.8 million for the year ended December 31, 2024. The change followed the same trend with our growing revenues in the same period, reflecting the expansion of our user base and increased platform activities. However, the increase of cost of revenues outpaced the increase of revenues in the present periods, the discrepancy was primarily attributable to increased fees paid to streamers as part of our initiatives to enhance platform activity and organically grow in-app transactions. The fees paid to streamers increased by approximately $15.4 million or 38%, from $39.9 million for the year ended December 31, 2023, to $55.3 million for the year ended December 31, 2024, primarily driven by our strategic investments in expanding our network of high-quality streamers and incentivizing the creation of premium content. We expect these fees to remain stable in the near term and to increase in proportion to our revenues if our platform revenues continue to grow. However, we anticipate that the rate of this growth may moderate over time as our platform achieves greater scale and our streamer network matures.

In addition, we experienced higher content moderation and operational support expenses as we enhanced our community management, compliance, and customer service capabilities across multiple regions to maintain a secure and engaging user environment. As our monetization deepened in more complex and localized markets, certain costs also rose in connection with regional hosting, language-specific AI deployment, and user support in emerging jurisdictions. While we expect our cost of revenues to continue growing in absolute terms as our business scales, we aim to improve cost efficiency through continued investment in AI-based automation and infrastructure optimization.

Gross profit and gross profit margin

Our gross profit increased by approximately $2.8 million or 11%, from $25.3 million in 2023 to $28.1 million in 2024, which was primarily attributable to our strong revenue growth. Our gross profit margin dropped slightly by 2% from 33% for the year ended December 31, 2023 to 31% for the year ended December 31, 2024.

Selling, general and administrative expenses

Our selling expenses decreased slightly by $0.3 million or 6%, from $3.8 million in 2023 to $3.5 million in 2024. The decrease was primarily due to a decrease in advertising and market promotion expenses as we shift our user acquisition strategy from quantity driven to quality driven. As we continue expanding into new markets, initial marketing outlays may increase modestly to support localized go-to-market strategies. However, we expect our selling expenses to remain relatively stable as a percentage to total revenue in the foreseeable future.

Our general and administrative expenses increased significantly by $0.6 million or 53%, from $1.0 million in 2023 to $1.6 million in 2024. The increase was primarily attributable to salaries and compensations paid to operational support staff. In future, we expect general and administrative expenses to increase further due to the launch of new product line, which will require additional managerial resources and the hiring of new administrative personnel to support our growing organizational structure. In addition, we anticipate an increase in expenses related to our initial public offering and ongoing compliance as we prepare ourselves to be a publicly listed company, including legal, accounting, investor relations, and other professional service fees. These anticipated increases reflect our continued commitment to building a scalable and well-governed organization to support long-term growth and international expansion.

Research and development expenses

Our research and development expenses decreased slightly by $0.4 million or 8%, from $4.6 million in 2023 to $4.2 million in 2024. The decrease was primarily attributable to enhanced internal development efficiency and a more focused allocation of resources toward commercially deployable AI voice technologies. While expenses decreased modestly in 2024, we remain firmly committed to advancing our AI capabilities and voice interaction technologies. We also plan to establish specialized language labs to deepen model training in local dialects and accents across MENA region. Looking forward, we expect R&D spending to increase in absolute terms, particularly as we expand the application of our AI models into new use cases such as real-time vernacular dubbing, AI-powered voice agents (Votars), and enterprise toolkits. Our enterprise toolkits are modular, cloud-based AI voice solutions that allow enterprises to embed multilingual speech recognition, natural speech synthesis, sentiment analysis and real-time voice dialogue into their own products and workflows. These enterprise toolkits may be deployed individually or in industry-specific suites, such as customer service, education and conferencing, to enhance user engagement and operational efficiency.

Income from operations

As a result of the foregoing, we incurred an income from operations of approximately $18.8 million in 2024 and $15.9 million in 2023.

Government subsidies

We received government subsidies of less than $0.01 million in 2024, as compared to $0.2 million in 2023, which was provided by a local government to support the initial setup of a local headquarter.

Foreign currency transaction loss

We recorded foreign currency transaction loss of $0.8 million in 2024, as compared to $1.1 million in 2023.

Interest income

We recorded interest income of $2.1 million in 2024, as compared to $1.8 million in 2023, primarily due to the gain and income from short-term investment, which consist primarily of U.S. government bonds and money market funds.

Unrealized gain on short-term investment

As a part of our cash management strategy, we recorded an unrealized gain on short-term investment of $0.8 million in 2024, as compared to $nil in 2023.

Other expenses, net

We recorded other expense, net of $0.5 million in 2024, as compared to $0.04 million in 2023.

Provision for income tax

We recorded income tax expense of $3.5 million for the year ended December 31, 2024 as compared to income tax expense of $2.7 million for the year ended December 31, 2023, as the result of increased profit incurred this year.

Net income

As a result of the foregoing, we incurred net income of $16.9 million in 2024 and net income of $14.1 million in 2023.

Seasonality

Our overall business does not exhibit a strong seasonal pattern that significantly affects annual financial performance across the full year, but there may be some fluctuations in revenue contributions between quarters. For example, during Ramadan, the Muslim holy month, which started in March in 2024 but is a floating holiday shifting by approximately 10 days each year, we have historically observed that our Muslim users tend to reduce their mobile phone usage. Consequently, the proportion of annual net revenue generated during Ramadan has sometimes been relatively lower.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity have been through the operation of our business and equity financing activities, which have historically been sufficient to meet our working capital, our business needs, as well as our capital expenditure requirements. As of December 31, 2024, and 2023, we had cash and cash equivalents and restricted cash of $35.4 million and $70.8 million, and $9 and $64,198, respectively. As of and for the year ended December 31, 2024, we had a working capital of $77.0 million, net cash generated from operating activities of $4.6 million, and a net income of $16.9 million.

We believe that our existing cash and cash equivalents, cash flow we expect to generate from future operating activities, net proceeds we expect to receive from the issuance of ordinary shares through initial public offering in the United States, capital allocation strategy, will be sufficient to meet our anticipated working capital requirements, and capital expenditures in the ordinary course of business for the next 12 months.

We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain additional credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the years ended December 31, 2024 and 2023.

	Years Ended December 31,
	2024	2023
Net cash generated from operating activities	$4,567,141	$17,624,007
Net cash (used in) provided by investing activities	(40,000,000)	35,780,796
Net cash (used in) provided by financing activities	—	—
Effect of exchange rate changes on cash	(55,773)	(134,187)
Net (decrease) increase in cash	(35,488,632)	53,270,616
Cash, beginning	70,853,986	17,583,370
Cash, ending	$35,365,354	$70,853,986

Operating Activities

Net cash generated from operating activities was approximately $4.6 million for the year ended December 31, 2024, representing a decrease of $13.0 million or 74%, from $17.6 million for the year ended December 31, 2023. The decline in operating cash flow was primarily attributable to unfavorable changes in working capital and non-cash adjustments that offset the growth in net earnings. The most significant factor contributing to the decrease was a substantial increase in amounts due from related parties, which increased by $10.7 million in 2024, compared to $5.5 million in 2023. These amounts reflect intercompany receivables or operational funding arrangements that do not immediately generate cash inflows, thereby reducing operating cash despite being earnings-neutral. The amounts due from related parties was collected in subsequent periods. Additionally, we recorded an unrealized gain of $0.8 million on short-term investments in 2024, which positively impacted net income but did not result in corresponding cash inflows from operations. Although net income improved, the non-cash nature of several adjustments, such as depreciation expense, stock-based compensation, and net impact of deferred tax assets had minimal positive effect on operating cash flow.

Net cash generated from operating activities was approximately $4.6 million for the year ended December 31, 2024, which was primarily attributable to our net income of $16.9 million, adjustments on the net effect on deferred tax assets of $2.2 million, a decrease in prepayments and other current assets of $1.1 million, and an increase in income tax payable of $1.3 million. Cash inflow was primarily offset by realized and unrealized gain on short term investment of $1.3 million, an increase in due from related parties of $10.7 million, a decrease in accounts payable of $0.9 million, and a decrease in contract liabilities of $3.9 million.

Net cash generated from operating activities was approximately $17.6 million for the year ended December 31, 2023, which was primarily attributable to our net income of $14.1 million, adjustments on the net effect on deferred tax assets of $2.7 million, a decrease in prepayments and other current assets of $1.0 million, an increase in accounts payable of $0.5 million, an increase in contract liabilities of $4.2 million and an increase in other payables and accrued liabilities of $1.0 million. Cash inflow was primarily offset by an increase in due from related parties of $5.5 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was $40.0 million, which was primarily attributable to the purchases of short-term investment of $63.0 million, offset by the proceeds from redemption or maturities of short-term investments of $23.0 million. Net cash provided by investing activities for the year ended December 31, 2023 was $35.8 million, which was primarily attributable to the redemption or maturity of short-term investments of $72.8 million, offset by the purchases of short-term investment of $37.0 million.

CAPITAL EXPENDITURES

We made no capital expenditures during the years ended December 31, 2024 and 2023, respectively. Going forward, we expect to make necessary capital expenditures to meet the expected growth of our business.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We had no commitments and contractual obligations during any of the periods presented other than those disclosed in Note 16 “COMMITMENTS AND CONTINGENCIES” of the Company’s consolidated financial statements. We entered into non-cancellable operating lease agreements for office space which is categorized as contractual obligations. These leases have varying terms. The lease obligation was disclosed in Note 7 “LEASE” of the Company’s consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements during any of the periods presented.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets and liabilities at the dates of the balance sheets, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Revenue Recognition

We follow the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

We generated revenue from YoYo platform, which is a voice-centric social networking and entertainment mobile application for group chatting and allows individual users free access to the basic functions on the application. YoYo platform also provides enhanced experience through in-app purchases, which include sales of virtual items, virtual gifts, mini-interactive games, and VIP memberships. To make in-app purchases, individual users are required to convert fiat currency into our virtual currency, also known as Coins, through various third-party payment platforms. All services and items on the platform are quoted with virtual currency prices. Virtual currency is non-refundable, kept in a user’s coin account, and does not have expiration date. While users may purchase virtual currency frequently, the timing of revenue recognition is ultimately determined by when and how that currency is consumed for specific virtual gifts, items, or services on our platform, as described below. Unconsumed virtual currency is recorded as contract liabilities. We consider the impact of breakage for unconsumed virtual currency to be insignificant.

The Company evaluates and determines that it is the principal and views platform users to be its customers. There are a few parties involved in the delivery of services to customers apart from the Company, which includes the mobile phone operating system provider and the payment platforms, who facilitates the transaction by providing infrastructure support such as providing an operating platform to run the application and a payment mechanism. We have determined that we have controls over the services provided on the YoYo platform before the services transferred to the end consumer transferred to the end consumer because we are responsible for designing and preparing all the contents in the YoYo platform, and we also have the ability to monetize the virtual items or gifts before they are transferred to users, as well as the sole discretion in designing the specifications and establishing pricing of virtual items, gifts, and upgrade service. Accordingly, we recognize revenue on a gross basis.

Virtual Gifts

We generate revenue from the sale of virtual gifts on our platform. Platform users may purchase virtual gifts, such as animations, from YoYo’s marketplace for another user to show support, care, or love for social purposes. These gifts are often flashy and visible to all viewers, enhancing user engagement, visibility, and social status in the YoYo community. Each virtual gift has a fixed virtual currency price. We recognize virtual gift revenue at a point in time when a gift is consummated, which is upon the delivery of a virtual gift from one user to another.

Virtual Items

We generate revenue from the sale of virtual items on our platform. Virtual items, such as avatars, skins, badges, social titles, stickers, emojis, and interactive tools, are available on YoYo’s marketplace and play a key role in user customization and engagement. Each virtual item has a fixed virtual currency price. We recognize virtual item revenue either at a point in time when an item is consummated immediately or overtime at a straight line basis when a virtual item is valid and effective over a period of time, which is typically one month upon activation. Inactivated virtual items will generally expire two years after purchase. We are entitled to a breakage amount for value of virtual items not activated and recognize the value of expired virtual items as revenue upon expiration.

Games

We provide mini-interactive games on the YoYo platform, which generally last for a few minutes. During the game session, we are obligated to host a game, provide infrastructure for players to interact with each other, and settle payments with each player according to the game results, of which the net settlement amount accounts for a small portion of the game service revenue. We mainly generate revenue from game services by charging individual user virtual currencies to play a game, which is a certain percentage of the virtual currency paid by each player in the game session. The gaming revenue is recognized over the period of the gameplay, which takes several minutes.

Subscription Services

Subscription service primarily consists of VIP membership in chat rooms over a specified limited period. VIP memberships are available to purchase from YoYo’s marketplace and charges a fixed virtual currency price for a certain period of time. VIP members typically enjoy exclusive access to VIP chat rooms, enhanced visibility including priority placement in guest list, privilege to send premium pictures in chatroom, special badges that distinguish VIP members from regular users, and certain VIP-only access to special gifts, emojis, and other in-app perks. Revenues from the VIP subscription service are recognized ratably over the period the service is made available to the users.

Contract Liabilities

A contract liability is recognized when we have an obligation to transfer services to a customer for which we have received cash consideration from users’ recharging of virtual currency. The balance of our contract liabilities is comprised of both short-term and long-term obligations. These obligations relate to: (i) unconsumed virtual currency available for virtual items or virtual gifts purchases, which is typically consumed shortly after purchase, and (ii) purchased virtual items that are effective for periods of up to two years, for which revenue is recognized ratably over the service period upon activation or recognized until expiration after purchased for two years. This composition affects the timing of revenue recognition, and as a result, a portion of the contract liability balance at year-end is expected to be recognized as revenue in periods beyond the subsequent fiscal year.

Cost of Revenues

Cost of revenues consists primarily of (i) fees paid to streamers on the platform, (ii) technology service fees paid to third party service vendors, (iii) fees paid to third party payment platform and (iv) payroll cost and other compensation expenses related to the operations of our mobile platform.

Income Taxes

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized.

We apply a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. We recognize the benefit of a tax position in the consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in our consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. We record interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Prior to our initial public offering, we have been a private company with limited reporting and accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the preparation of our consolidated financial statements as of and for the years ended December 31, 2024 and 2023, we identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to (i) lack of sufficient accounting personnel for financial information processing and reporting and with appropriate U.S. GAAP knowledge, and (ii) lack of formal risk assessment process over financial reporting. Management has concluded that the material weaknesses described above represent deficiencies in our overall internal control environment that could adversely affect our ability to report our financial condition and results of operations accurately and in a timely manner.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified, including: (i) we will hire additional competent and qualified accounting and reporting professionals with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements to strengthen the financial reporting function; (ii) we are in process of developing a set of accounting policies and procedures, which document the current U.S. GAAP accounting policies that are applicable to our business; and (iii) we provided and will provide internal training programs for our accounting and financial personnel on U.S. GAAP knowledge.

We intend to complete our remediation plan by the end of 2026. The costs associated with our remediation plan comprise those for (i) engaging competent and qualified accounting personnel, (ii) holding internal training programs, (iii) internal accounting and financing personnel and (iv) developing accounting policies and procedures. We are and will continue to commit necessary resources to remediate these material weaknesses. The costs associated with this remediation, including for hiring additional personnel and potential consulting fees, are expected to be reflected primarily in our general and administrative expenses in future periods.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our Company and the market price of our listed shares may be adversely affected.

RECENT ACCOUNTING PRONOUNCEMENTS

Please refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

Macroeconomy

The macroeconomic and financial environments in our primary markets remain subject to pronounced volatility. Any slowdowns in economic growth could impact our results of operation adversely.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the macroeconomy in our operating markets and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on the contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer. Credit risk may also arise from the payment platforms through which users transact, particularly if such platforms experience technical failures, financial distress, or delays in fund settlement.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments, obligations, and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions, shareholders, and related parties to obtain short-term funding to cover any liquidity shortage.

Inflation risk

Inflationary factors, such as increases in the cost of purchases, personnel and overhead costs, could impair our operating result. Inflation across our operating emerging market regions remains elevated and volatile. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our service do not increase with such increased costs. Inflation generally affects us by increasing our cost of labor and fees paid to third-party service vendors. Sustained or rising inflation may result in increased costs for labor and key inputs to provide services and less demand for in-app purchases. As a result, our results of operations may be adversely impacted.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn on interest-earning instruments and carry a degree of interest rate risk. To date, we have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

Foreign Exchange Risk

Since we primarily focuses on emerging markets such as South Asia, the Middle East, and Southeast Asia, the users in various local markets pay in the respective local currencies through third-party platforms. These third-party platforms then convert the local currencies into U.S. dollar before remitting the funds to us. Therefore a majority of our transactions dominated in local currencies are not readily convertible into reporting currency.

As a result, we are exposed to foreign exchange risk as revenues and results of operations may be affected by fluctuations in the exchange rate between the USD and local currency. If the local currency depreciates against the U.S. dollar, the value of revenues generated from those areas, earnings and assets as expressed in USD financial statements will decline. We have not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

Given the dynamic and unpredictable nature of foreign exchange markets — particularly in emerging economies — we are currently unable to determine future foreign currency trends relative to the U.S. dollar and cannot reliably quantify their potential impact on future operating results.

We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

INDUSTRY

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by China Insights Consultancy in connection with this offering. Such industry report was prepared by China Insights Consultancy based on various government and industry publications, interviews with industry participants and experts, and other available sources from public market research. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Overview of Global AI Industry

Definition of AI

Artificial intelligence refers to the simulation of human intelligence in machines or computer systems, enabling them to perform tasks that typically require human cognitive functions. These tasks include learning, reasoning, problem-solving, perception, language understanding, and decision-making. AI’s integration into the broader economy has been growing, yet it is still largely in the early stages of development, mainly due to obstacles such as a lack of sufficient data, high adoption costs, concerns over system security and governance, and deployment issues. However, in recent years, both the market and society have started to increasingly recognize the transformative potential of AI, which has accelerated its commercial use.

Value chain of AI industry

The value chain of the AI industry can be divided into three layers: the infrastructure layer, the technology layer, and the application layer. The infrastructure layer provides fundamental support such as computing power, data, and algorithm frameworks. The technology layer builds core AI capabilities through machine learning, computer vision, natural language processing, and other key technologies. The application layer transforms the algorithms and models from the technical layer into practical applications, such as speech recognition, smart customer service, addressing real-world problems and driving the digital transformation of industries.

Market size of the Global AI Industry

Artificial intelligence has profoundly influenced global economic and social development, becoming a global strategic priority. AI solutions are primarily categorized into AI software solutions and AI-empowered hardware solutions. AI software solutions use AI technology to provide AI software and AI software-empowered hardware solutions in numerous industries. The market size of the global AI industry in terms of revenue increased from USD96.0 billion in 2019 to USD368.9 billion in 2024 with a CAGR of 30.9%. With the advancement in computing power and accumulation of big data, it is expected that the market size of the global AI industry will reach USD1,339.0 billion in 2029.

The market size of Global AI market, in terms of revenue, 2019-2029E

Source: China Insights Consultancy

Overview of the Global AI voice and NLP software solution Industry

By the technical applications, AI software solutions can be categorized into computer vision, AI voice and natural language processing, and data science. AI computer vision software refers to the field of AI that enables software to interpret visual inputs such as images and videos and derive meaningful information for further actions. AI voice and NLP software refers to the field of AI that enable software to have the ability to process human language in the form of text or voice data and respond to spoken commands. AI data science software refers to the field of AI that enables software to process data, perform data analytics and present insightful information.

The global AI software solution market increased from USD18.6 billion in 2019 to USD75.3 billion in 2024, and it is expected to reach USD287.1 billion in 2029.

The market size of Global AI software solution market, 2019-2029E

Source: China Insights Consultancy

The global AI voice and NLP software solution industry can be classified into downstream industries such as media and entertainment, retail, business, healthcare and education, and others. Media and entertainment such as voice chat rooms, have a clear and frequent demand for voice technology. The large user base and high usage frequency of social applications can quickly provide massive data for AI voice technology, accelerating its iteration and optimization. The application of AI voice in social scenarios is an emerging field and one of the fastest-growing downstream applications.

The global AI voice and NLP software solution market increased from USD6.7 billion in 2019 to USD29.7 billion in 2024, and it is expected to reach USD120.6 billion in 2029.

The market size of Global AI voice and NLP software solution market, 2019-2029E

Source: China Insights Consultancy

Market Driver of the Global AI Voice and NLP Software Solution Industry

Technological advancements:    Continuous breakthroughs in deep learning and algorithm optimization have significantly improved the accuracy and naturalness of speech recognition and synthesis. At the same time, the development of high-performance computing hardware, such as GPUs and TPUs, provides strong support for the training and inference of complex speech models. Additionally, 5G and edge computing technologies further reduce latency in speech processing, enhancing real-time interaction experiences. The accumulation of vast amounts of speech data lays the foundation for AI model training and optimization while enabling user demand analysis through speech data, driving personalized services and product innovations. As AI technology continues to advance, it will further propel the development of the AI voice and NLP software solution industry.

Growing Market Demand:    With consumer demand for convenient and natural human-computer interaction continues to grow, intelligent voice interaction has become an important choice. Additionally, enterprise digital transformation has driven demand for speech data analysis and AI voice solutions. Beyond individual consumer demand, there is significant potential in emerging markets. For instance, in countries with large populations and less widely spoken languages, there is an urgent need for advanced AI voice models, but such services are still underdeveloped, presenting substantial growth opportunities for AI voice technology in these markets.

Accumulation of Data Resources:    The accumulation of vast amounts of speech data provides a foundation for AI model training and optimization, while also enabling user demand analysis to drive personalized services and product innovation, further enhancing user experience. As smart devices and voice interaction scenarios become more prevalent, the scale and diversity of speech data continue to grow, covering different languages, dialects, accents, and environmental conditions. This data not only improves speech recognition accuracy but also enables speech synthesis technology to generate more natural and realistic voice outputs. The expansion of these data resources creates new opportunities for innovation and commercial value in the AI voice and NLP software solution industry.

Favorable policies and regulations:    Government policies play a crucial role in driving the development of AI voice technology. Through financial support, industrial policy guidance, and the establishment of technical standards, policies can accelerate AI voice innovation and commercialization. For example, governments are supporting AI voice-based applications in key industries, fostering a more comprehensive industry ecosystem. Additionally, policies strive to balance data openness and privacy protection, encouraging lawful and compliant data sharing to provide more resources for AI voice model optimization. These policy measures will further promote the advancement of multilingual and cross-scenario speech recognition and synthesis technologies, enhancing the intelligence of human-computer interaction and strengthening the global competitiveness of the AI voice and NLP software solution industry.

Future Trends of the Global AI Voice and NLP Software Solution Industry

Multilingual and minority language support:    AI voice technology is gradually expanding to support more languages and dialects, catering to the diverse needs of global users. This is particularly significant in emerging markets, where the development of minority language support presents new growth opportunities for the industry. By leveraging transfer learning, data augmentation, and other techniques, AI voice systems can overcome challenges such as data scarcity and dialectal variations, achieving more accurate speech recognition and synthesis. In the future, as real-time translation and cross-language communication technologies mature, AI voice technology will become more widespread globally, further driving industry development.

Gradual expansion of application scenarios:    As AI voice technology matures and user demands diversify, its applications are expanding beyond traditional areas like virtual assistants and smart home devices into industries such as healthcare, education, finance, retail, tourism, and entertainment. AI voice is enhancing efficiency and user experience through applications like voice-based medical records, remote consultations, language learning, intelligent assessments, financial services, and voice shopping. In the future, AI voice is expected to play a significant role in law, government public services, and other professional sectors, becoming a key tool for digital transformation across industries.

Overview of Global Voice-based Social Application Industry

Definition of Global Voice-based Social Application Industry

Voice-based social applications are platforms that utilize voice as the primary medium for user interaction and communication over the internet. These applications enable users to engage in real-time or asynchronous voice conversations, fostering a more personal and immediate form of communication compared to text-based interactions. By leveraging voice technologies such as real-time calling, voice messaging, and voice chat, these platforms aim to enhance user engagement and social connectivity.

Market Size of the Global Voice-based Social Application Industry

Voice-based social application has experienced rapid development in recent years, emerging as a significant trend in global digital socialization by integrating real-time audio interactions, social entertainment, and community operations. Market characteristics vary across regions due to differences in cultural norms, internet penetration rates, payment habits, and regulatory environments. Mature markets are intensifying their focus on vertical segmentation, high-ARPU regions concentrate on localized entertainment operations, while emerging markets capitalize on demographic dividends.

The market size of the global voice-based social application market increased from USD3.1 billion in 2019 to USD12.5 billion in 2024 with a CAGR of 32.3% during the period between 2019 and 2024. With the AI voice technology and virtual social experiences emerging as key innovation drivers for future development, the market size of global voice-based social application market is expected to reach USD39.3 billion in 2029.

The market size of global voice-based social application market, 2019-2029E

Source: China Insights Consultancy

South Asia and Southeast Asia have become the fastest-growing regions, driven by their vast population bases and low penetration rates. The Middle East has achieved rapid growth through cultural adaptation, resulting in high user retention and strong payment conversion rates. The market size of the global voice-based social application market in Southeast Asia, South Asia and, MENA increased from USD92.6 million, USD138.9 million, USD216.0 million in 2019, respectively, to USD500.7 million, USD475.5.7 million, USD1,001.0 million, respectively in 2024, and is expected to reach USD2,359.9 million, USD1,769.9 million and USD3,933.1 million in 2029, respectively.

The market size of global voice-based social application market, by area, 2019-2029E

Source: China Insights Consultancy

Market size of the Global AI Powered Voice-based Social Application Industry

AI Powered Voice-based Social Application is a real-time interactive social application based on artificial intelligence technology, with voice as the core interaction method. It utilizes intelligent speech recognition, natural language processing, and personalized recommendation algorithms to create immersive voice social scenarios. Such platforms typically feature real-time voice chat rooms, virtual voice chat assistants, intelligent content matching. The global AI voice-based social application market is growing rapidly due to advancements in AI voice technology, changing consumer preferences for interactive communication, and the rise of voice-enabled social networks. Voice-based social platforms, such as voice chat rooms and voice messaging, are becoming more popular, offering personalized experiences powered by AI. With the evolution of 5G and edge computing, the market is expected to continue its rapid growth, creating new opportunities for innovation and user engagement. The market size of global AI powered voice-based social application market increased from USD42.9 million in 2019 to USD625.6 million in 2024, and is expected to reach USD10,959.0 million in 2029.

The market size of global AI powered voice-based social application market, 2019-2029E

Source: China Insights Consultancy

Market Driver of Voice-based Social Application Industry

Integration of artificial intelligence technologies:    The application of AI in voice social platforms has become pivotal in enhancing user experiences. AI algorithms analyze user interactions, preferences, and behaviors to deliver personalized content and recommendations, fostering deeper engagement and strengthening platform loyalty. Features such as speech recognition and natural language processing enable intuitive and responsive interactions, allowing users to navigate and communicate seamlessly. The continuous evolution of AI technologies is expected to further enrich these platforms, offering more sophisticated and user-centric experiences. AI technologies are being applied in various scenarios within voice-based social applications. For instance, AI agents can automatically manage voice chat rooms, enhancing user engagement by facilitating dynamic and responsive environments. Additionally, speech cloning technologies enable the creation of personalized voice profiles, allowing users to customize their interaction experiences.

Heightened consumer demand for community and identity recognition:    The intrinsic human desire for identity affirmation and belonging is being increasingly satisfied by voice-based social applications. These platforms enable the establishment of virtual communities in which users establish connections based on their shared identities and interests. Users can reinforce their sense of belonging by participating in meaningful interactions through features such as group discussions, forums, and community events. This trend is especially evident in emerging markets, where communication preferences are influenced by cultural subtleties. Voice-based social applications are becoming more customized to accommodate the communication and cultural preferences of a wide range of regions. For instance, in the Middle East, platforms have accommodated local customs by integrating features that are consistent with regional social norms and preferences.

Growing Need for Social Companionship and Connectivity:    The widespread adoption of smartphones and mobile internet has transformed how individuals seek social interactions. Voice-based social applications cater to the growing need for companionship by offering platforms that facilitate continuous and spontaneous communication. Users can maintain relationships, participate in real-time conversations, and engage with diverse communities regardless of geographical constraints. This constant connectivity aligns with the evolving digital lifestyle, where social engagement is a fundamental aspect of daily routines.

Emergence of Innovative Social Features and Formats:    Voice-based social applications are continually introducing innovative feature such as voice messaging and interactive voice-based games to enrich user communication and engagement. These formats offer diverse ways for users to connect, enhancing the overall social experience. The network effect inherent in these platforms means that an expanding user base contributes to a more diverse and higher-quality content pool, attracting even more users and creating a positive feedback loop that drives growth and scalability.

Future Trends of Voice-based Social Application Industry

Enrichment of Platform Content:    AI plays a pivotal role in enhancing the diversity and frequency of content updates on voice social platforms. By analyzing user behaviors and preferences through machine learning models, these platforms can continuously refresh their content offerings to align with user interests, thereby boosting engagement. For instance, AI-driven recommendation systems enable personalized content suggestions, leading to improved user satisfaction and retention.

Expansion of user base speaking minor languages:    The global expansion of internet access and accelerated digitalization in emerging markets have led to a significant increase in users communicating in less commonly spoken languages. To cater to this growing demographic, voice-based social applications are implementing AI-powered multilingual support and localized content recommendations, optimizing user experiences. Strategies such as deploying localized operational teams and developing culturally tailored content are instrumental in attracting and retaining users from diverse linguistic backgrounds.

Integration of AI-Generated Content:    Voice-based social applications are increasingly integrating advanced AI technologies to enhance user engagement and platform management. AI agents equipped with natural language processing capabilities can autonomously manage voice chatrooms by moderating discussions, enforcing community guidelines, and facilitating user interactions. These agents can detect inappropriate language, prevent spam, and ensure conversations remain on-topic, thereby enhancing the overall user experience. Voice cloning technology enables the creation of synthetic voices that closely resemble human speech patterns and tones. By analyzing extensive voice data,

AI models can generate personalized voice profiles for users, allowing for more natural and personalized interactions within the platform. This technology can be utilized to create custom voice assistants, enable users to have unique voice avatars, and enhance accessibility features for users with speech impairments.

Competitive Landscape of Voice-based Social Applications Industry

In the global voice-based social applications industry, Southeast Asia, South Asia, and the Middle East have emerged as significant markets, characterized by rapid user growth and evolving consumer behavior. The competitive landscape is defined by localized content and real-time voice features designed to deepen user engagement. Notably, platforms that prioritize immersive voice experiences and community-driven engagement are gaining significant traction, reflecting a broader shift towards more personalized and interactive social communication models. YoYo has demonstrated strong competitive positioning as follows:

•        YoYo’s leading positions in South Asia:    In 2024, YoYo ranked first in terms of revenue, ARPPU, and usage time, and ranked fourth in downloads among the top five revenue contributors.

•        YoYo’s leading positions in Southeast Asia:    In 2024, YoYo ranked third in terms of revenue, ranked first in terms of ARPPU and usage time, and ranked fourth in downloads among the top five revenue contributors.

•        YoYo’s leading positions in the Middle East:    In 2024, YoYo ranked fifth in terms of revenue, ranked first in terms of ARPPU and usage time, and ranked second in downloads among the top five revenue contributors.

These metrics demonstrate YoYo’s profitability and operational efficiency, indicating that users value its services and are ready to invest in premium features and content. The large number of high-value Paying Users highlights the platform’s efficient monetization technology, which successfully converted users into paying customers and achieved significant revenue milestones.

Key Success Factors in the Global Voice-based Social Application Industry

Leading R&D Capabilities and Technological Barriers:    In the competitive landscape of voice social applications, establishing a technological moat is imperative for sustained success. This involves significant investment in core technologies such as low-latency transmission, multimodal interaction, and high-precision speech recognition. Active participation in patent portfolios and standard-setting further solidifies market position, ensuring a competitive edge and fostering continuous innovation. These efforts collectively contribute to the scalability and robustness of the platform, validating applications through extensive user engagement and data-driven refinements.

Localization Expertise and Multilingual Accumulation:    Global enterprises achieve market dominance by integrating AI-driven localization with multilingual data sovereignty, balancing technical agility and regulatory foresight. By employing transfer learning and hybrid architectures, firms minimize redundant data costs while refining algorithmic precision for linguistically fragmented markets. Besides, culturally attuned design, such as geo-fenced algorithms, multilingual redaction tools, can enhance penetration, while compliance-by-design automation. The synthesis of cultural-linguistic agility, algorithmic elasticity, and compliance scalability not only reduces fragmentation costs but unlocks growth in underserved linguistic markets.

Product Innovation and Supply Capability:    Product Innovation and Supply Capability: Leading organizations in the voice social application industry are focusing on scenario-based feature iteration to meet evolving user demands, with innovations such as generative AI-driven voice editors and virtual digital humans on the horizon. In parallel, multimodal applications like voice-generated films and voice-assisted purchasing are gaining traction, expanding the scope of user engagement.

Human Productivity and Operational Efficiency:    Efficient firms strive to reduce feature deployment cycles to less than two weeks by implementing Agile Development and Data-Driven Decision Making, leveraging user feedback and testing to continuously improve their offerings. Managing revenue-sharing expenses is crucial for profitability, as platforms with high revenue-sharing costs have seen a decline in gross margins, highlighting the importance of operational efficiency. Additionally, platforms that have faced challenges with content compliance have experienced significant user attrition, making it imperative to maintain user trust by expediting complaint processes and implementing real-time risk control systems.

REGULATIONS

As our globalized operations evolve, we may, from time to time, be subject to government regulations. As the live streaming, short video and smart commerce businesses are still at an early stage of development in the jurisdictions where we have presence, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. This section sets forth the most important laws and regulations that govern our current business activities in multiple jurisdictions across the globe except for Hong Kong, including India, Saudi Arabia, Indonesia, and Egypt.

Regulations Relating to Our Business In Hong Kong

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”)

The BRO requires every person or entity carrying on a business in Hong Kong to apply for business registration with the Inland Revenue Department within one month of the commencement of business. A valid business registration certificate must be displayed at the place of business at all times. Any person who fails to apply for registration or display a valid certificate is guilty of an offence and is liable to a fine of HK$5,000 and imprisonment for one year.

As of the date of this prospectus, Hacker Interstellar HK has obtained a valid business registration certificate and has not been subject to any material fine, penalty, or prosecution in relation to the BRO.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”)

The IRO governs taxes on profits, property, and earnings in Hong Kong. Every person or corporation carrying on a trade, profession, or business in Hong Kong is subject to tax on all profits (excluding profits from the sale of capital assets) arising in or derived from Hong Kong.

Effective from April 1, 2018, Hong Kong implemented a two-tiered profits tax rate system. For corporations, the tax rate is 8.25% on the first HK$2,000,000 of assessable profits and 16.5% on any part of assessable profits exceeding HK$2,000,000. The IRO also contains provisions relating to permissible deductions, loss set-offs, and depreciation allowances.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”)

The EO is the main piece of legislation governing conditions of employment in Hong Kong. It provides for basic employment protections, including payment of wages, restrictions on wage deductions, and statutory holidays. For employees under a continuous contract, it grants further entitlements such as rest days, paid annual leave, sickness allowance, severance payments, and long service payments. The EO stipulates that upon termination of an employment contract, any sums due to the employee must be paid no later than seven days after termination. Failure to do so wilfully and without reasonable excuse is an offence punishable by a fine of up to HK$350,000 and imprisonment for three years.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

The MPFSO requires every employer to enroll eligible employees (aged 18 to 64 and employed for 60 days or more) into a Mandatory Provident Fund (“MPF”) scheme. Both the employer and the employee are required to make regular mandatory contributions. For a monthly-paid employee, both parties must contribute 5% of the employee’s relevant income, subject to the minimum and maximum relevant income levels (currently HK$7,100 and HK$30,000 per month, respectively). An employer who fails to comply with these requirements may be subject to fines and imprisonment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”)

The ECO establishes a no-fault, non-contributory employee compensation system for work-related injuries or prescribed occupational diseases. If an employee sustains an injury or dies as a result of an accident arising out of and in the course of employment, the employer is liable to pay compensation. The ECO requires all employers to hold a valid insurance policy to cover their liabilities under both the ECO and common law. Failure to maintain the required insurance is an offence punishable by a fine of up to HK$100,000 and imprisonment for two years.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”)

The MWO provides for a prescribed statutory minimum hourly wage rate for every employee. The current statutory minimum wage rate is HK$42.1 per hour. Any provision in an employment contract that purports to reduce or extinguish the rights or benefits conferred by the MWO is void.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (“OSHO”)

The OSHO provides for the safety and health protection of employees in all workplaces. Employers must, so far as is reasonably practicable, ensure the safety and health of their employees at work by, among other things, providing and maintaining safe plant and systems of work, a safe working environment, and adequate instruction, training, and supervision. Failure to comply is an offence punishable by a fine of HK$3,000,000 on summary conviction or HK$10,000,000 on conviction on indictment, and if committed intentionally, may include imprisonment for six months on summary conviction or two years on conviction on indictment.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”)

The PDPO protects the privacy of living individuals in relation to personal data. It applies to any data user that controls the collection, holding, processing, or use of personal data. The PDPO is based on six Data Protection Principles covering the purpose and manner of data collection, the accuracy and retention of data, the use of data, data security, openness of policies, and data access and correction rights. Contravention of an enforcement notice issued by the Privacy Commissioner for Personal Data is an offence punishable by a fine of up to HK$50,000 and imprisonment for two years.

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”)

The Competition Ordinance prohibits conduct that prevents, restricts, or distorts competition in Hong Kong. The First Conduct Rule prohibits anti-competitive agreements and concerted practices (such as price fixing and market sharing). The Second Conduct Rule prohibits undertakings with a substantial degree of market power from abusing that power. Penalties for infringement are severe and can include a pecuniary penalty of up to 10% of the entity’s turnover in Hong Kong for each year of infringement, for a maximum of three years.

Regulations in Multiple Jurisdictions Where We Operate

India

YoYo being social networking app comes under the category of social media intermediary and is governed by the provisions of The Information Technology Act, 2000 and The Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021. These laws are focused on user protection and are designed to prevent any form of abuse or exploitation through the platform by requiring compliance in key areas such as user privacy and data protection, content moderation and blocking, grievance redressal mechanisms, cooperation with the government, and enhanced security and compliance reporting.

User Privacy and Data Protection

Social media intermediaries have to implement comprehensive measures to safeguard the sensitive personal data of the users. These obligations include employing appropriate technical and organizational security mechanisms to prevent unauthorized access, alteration, disclosure of personal information. Disclosure of user information is only permitted upon obtaining explicit user consent.

A publicly accessible and comprehensible privacy policy must be published, detailing the nature and purpose of data collection, its usage, sharing protocols, security measures, and the rights available to users. Additionally, user data and associated logs are to be retained for a prescribed minimum duration of 180 days to facilitate compliance with lawful investigations and to assist in dispute resolution. Retention of user information is intermediaries must retain information provided by users at the time of registration for a similar minimum duration.

Content Moderation and Blocking Information

As per legal requirements, intermediaries must exercise due diligence in moderating user-generated content to remain eligible for safe harbor protections. This includes the obligation to act expeditiously upon receiving actual knowledge or a court order by removing or blocking access to content that is illegal, unlawful, obscene, harmful to children, or infringes intellectual property rights. The regulatory framework further necessitates proactive steps to curb the dissemination of misinformation, impersonation, and other forms of harmful online behavior.

There is a particular emphasis on the identification of online gaming intermediaries and regulation of unlawful online games and services, with specific duties cast on intermediaries to shield users — especially minors — from harmful or addictive content. Platforms are also expected to enforce the termination of access for repeat violators and users engaged in activities breaching terms of service or legal provisions. Mechanisms must be put in place for receiving user reports and for executing timely corrective action against infringing content or conduct.

Grievance Redressal Mechanism

Regulatory compliance requires intermediaries to establish a structured grievance redressal system that provides users with a clear and accessible method to file complaints related to content, data protection, or platform misuse. The mechanism must ensure prompt resolution, transparent communication on the status of complaints, and provide escalation pathways.

In the case of significant social media intermediaries, additional due diligence is mandated, including the appointment of a Chief Compliance Officer, a Nodal Contact Person, and a Grievance Officer — each of whom has defined statutory responsibilities. The grievance process is required to uphold user confidentiality, shield complainants from retaliation, and ensure fair and transparent adjudication of complaints. If the body corporate is not able to maintain the personal information of its users and is negligent in maintaining security measures, then that body corporate will be liable to pay damages as compensation to the affected user.

Cooperation with the Government

Under the Information Technology framework, intermediaries are legally bound to cooperate with law enforcement and government agencies. This includes providing assistance in lawful interception, monitoring, or decryption of digital communications as prescribed by legal orders, thereby contributing to national security and law enforcement. Compliance with directives issued by Indian Computer Emergency Response Team is obligatory, especially when such instructions pertain to the mitigation of cyber threats and reporting any such incidents detected. Intermediaries are expected to take all reasonable measures to secure their computer sources and protect the information therein.

Furthermore, platforms must establish and maintain an incident response system for reporting cybersecurity breaches or vulnerabilities to the appropriate authorities, ensuring swift containment and response. Legal obligations also require intermediaries to strike a balance between cooperating with the Government and protecting the fundamental privacy rights of users, ensuring all governmental engagements follow due process.

Enhancing security and Compliance Reporting

Social media intermediaries are required to enhance their cybersecurity infrastructure continually, staying ahead of emerging technological threats. This includes conducting regular vulnerability assessments, adopting better practices, and implementing mechanisms to prevent data breaches and cyberattacks. Periodic security audits and compliance assessments are a regulatory necessity, designed to validate and address potential deficiencies. Intermediaries are also expected to have cybersecurity protocols, including anti-virus defences and periodic security checks.

Non-compliance with regulatory mandates — such as failure to exercise due diligence or non-observance — may attract penalties and loss of immunity. To strengthen accountability, intermediaries are encouraged to maintain detailed documentation, structured compliance logs, and transparent communication with regulatory bodies.

Saudi Arabia

Regulations on Telecommunications

Telecommunications in Saudi Arabia are governed by the Telecommunications and Information Technology Law, issued under Royal Decree No. M/106 dated 02/11/1443H (Corresponding To 01/06/2022G). This law, which entered into force on 7 December 2022, replaces the previous Telecommunications Law issued in 2001. The legislation aims to regulate telecommunications and information technology activities in a manner that promotes competition, protects consumer rights, ensures efficient use of the frequency spectrum, and supports Saudi Arabia’s digital transformation initiatives. The Ministry of Communications and Information Technology (“MCIT”) is the designated regulatory authority for enforcing the provisions of the law, as stipulated under Article 3.

Licensing and authorization of services is governed by Article 5, which prohibits the practice of any activity in the telecommunications or information technology sector without first obtaining a license, registration, or permit from The Communications, Space and Technology Commission (“CST”). This requirement applies to services such as network operation, spectrum use, domain name services, and infrastructure provision. CST is also empowered to classify services and determine the type of approval required. Significant changes in ownership or control over a licensed or registered entity are subject to CST’s prior approval under Article 7. This includes changes in ownership structure or assignment of licenses or registrations. Any significant change in senior management also requires a no-objection statement from CST. The law establishes a 90-day timeline for CST to issue decisions on such applications, with silent inaction deemed as approval.

The frequency spectrum is designated as a national resource under Article 10. CST is responsible for managing and allocating spectrum through a national plan Approved by MCIT and is empowered to issue licenses for its use. Unauthorized use of spectrum is prohibited, and CST may reclaim, reallocate, or modify frequency assignments if it deems necessary for national interest or technical efficiency.

Security and confidentiality are addressed under Article 23, which mandates all licensed and registered entities to adopt measures for safeguarding communication confidentiality, protecting user data, and ensuring cybersecurity. Service providers must also report any security breaches or incidents to CST as per the conditions issued by the relevant authorities.

The law also establishes rules to prevent anti-competitive practices. Article 22 prohibits abuse of dominant position, collusive conduct, and any action that would hinder market access or distort competition. Any merger or acquisition that may affect competition in the sector requires prior approval from CST. CST has authority to impose structural or behavioral remedies as necessary.

Regulations on Advertising and Commercial Content

Advertising and commercial content in Saudi Arabia are regulated under the Audiovisual Media Law, issued by Royal Decree No. M/33 dated 25/03/1439H (Corresponding To 13/12/2017G), and its Implementing Regulation. The regulatory body responsible for enforcing this framework is the General Commission for Audiovisual Media (“GCAM”). This regulatory regime is designed to ensure that all content complies with Saudi Arabia’s religious, social, and cultural values.

“Audiovisual media activities,” as defined under the Implementing Regulation, include a broad range of services whether free of charge or for consideration. This encompasses audiovisual services provided via satellite, cable, digital, terrestrial broadcasting, or television and radio. It also covers cinema and its services, video-on-demand (VOD), Internet Protocol Television (IPTV), Over-the-Top television (OTT-TV), and interactive or non-interactive video and arcade games developed or distributed inside Saudi Arabia. These activities are subject to regulation regardless of whether they operate on a subscription basis, through advertising, or via individual transactions.

Entities that engage in audiovisual media activities must obtain appropriate licenses from the Council of Ministers of Saudi Arabia. The Implementing Regulation imposes specific content standards that prohibit the advertisement of materials contrary to Saudi law and values, including alcoholic beverages, prohibited drugs, and tobacco products. Misleading claims or deceptive commercial practices are also explicitly banned. Further, advertising content must not infringe on public morals, Islamic principles, or national security.

Regulations on Data Privacy and Protection

Data privacy and protection in Saudi Arabia are governed by the Personal Data Protection Law (“PDPL”), enacted by Royal Decree No. M/19 dated 09/02/1443H (Corresponding To 16/09/2021G), and amended by Royal Decree No. M/148 dated 05/09/1444H (Corresponding To 27/03/2023G). The Saudi Data & Artificial Intelligence Authority (“SDAIA”) serves as the primary regulatory authority overseeing the implementation of the PDPL. SDAIA is responsible for issuing regulations, guidelines, and standards to ensure the protection of personal data within Saudi Arabia.

The PDPL applies to the processing of personal data by both public and private entities located in Saudi Arabia, as well as foreign entities that process data related to individuals in Saudi Arabia. The PDPL defines “personal data” broadly to include any information that directly or indirectly identifies a person, and categorizes certain types of data such as health, biometric, genetic, religious, or financial information as “sensitive personal data.”

Under the PDPL, the data controller (i.e., the entity that determines the purpose and means of data processing) must process personal data fairly, lawfully, and transparently. Core principles include purpose limitation, data minimization, accuracy, storage limitation, and ensuring data security. The processing of personal data must rely on a legal basis, such as the data subject’s consent, legal obligation, contractual necessity, protection of public interest, or the legitimate interests of the controller, provided the data subject’s rights are not infringed.

The PDPL grants individuals a set of data subject rights, including the right to access their personal data, request rectification, request erasure in limited circumstances, restrict or object to certain types of processing, and request data portability. These rights may be exercised by submitting a request to the data controller, who is obligated to respond within the timeline specified by SDAIA.

Regulations on Intellectual Property

Copyright

Copyrights in Saudi Arabia are governed by the Copyright Law issued under Royal Decree No. M/41 dated 02/07/1424H (Corresponding To 30/08/2003G), as amended by the Council of Ministers Resolution No. 536 dated 19/10/1439H (Corresponding To 03/07/2018G). The law provides protection for original works of authorship expressed in a tangible form, encompassing literary, artistic, and scientific works.

Protected works include, but are not limited to, books, articles, computer software, audiovisual works, photographs, architectural designs, and databases, provided they exhibit originality. However, certain works are excluded from protection, such as official documents, news of the day, and ideas or procedures, as stipulated in Article 4 of the Copyright Law.

Authors are granted both moral and economic rights. Moral rights, as outlined in Article 8, are perpetual and inalienable, allowing authors to claim authorship, decide on the disclosure of their work, and object to any distortion or modification that may harm their reputation. Economic rights, detailed in Article 9, include the exclusive ability to reproduce, publish, distribute, perform, adapt, or display the work, and may be transferred in whole or in part to third parties through written agreements.

The duration of copyright protection in Saudi Arabia varies depending on the nature of the work and the identity of the author. For individual authors, protection is granted for the lifetime of the author and continues for fifty years after their death. In cases of joint authorship, the fifty-year term is calculated from the date of death of the last surviving author. For works published anonymously or under a pseudonym, or where the author is a legal person, the protection period is fifty years from the date of first publication, unless the author’s identity becomes known during that time, in which case the standard term of the author’s life plus fifty years applies. Where a work is published in multiple parts or volumes at different intervals, the protection is calculated separately for each part or volume. For audiovisual works, films, collective works, and computer programs, the term of protection is fifty years from the date of first publication or display, regardless of whether the work is subsequently reissued. In contrast, works of applied art, whether artisanal or industrial, and photographic works are protected for a shorter term of twenty-five years from the date of first publication, also unaffected by re-publication. In addition to authors’ rights, the law affords protection to broadcasting organizations, whose programs are protected for twenty years from the date of first broadcast. Producers of sound recordings and performers are entitled to a protection period of fifty years from the date of performance or the first recording, as the case may be.

Violations of copyright may result in administrative, civil, or criminal penalties, including fines, imprisonment, and confiscation of infringing copies, as specified in Articles 21 and 22 of the Copyright Law.

Trademark

Trademarks in Saudi Arabia are governed by the Trademarks Law of the Gulf Cooperation Council (“GCC”) States, which was adopted through Royal Decree No. M/51 dated 26/07/1435H (Corresponding To 25/05/2014G).

This law provides a unified legal framework for trademark protection across GCC member states, including Saudi Arabia. Under Article 2 of the GCC Trademarks Law, a trademark is defined as any distinctive sign capable of distinguishing the goods or services of one undertaking from those of other undertakings. This includes names, words, signatures, letters, figures, drawings, logos, titles, hallmarks, seals, pictures, engravings, packaging, figurative elements, shapes, colors, groups of colors, or any combination thereof. Additionally, sounds and scents may also be considered trademarks.

The Trademarks Law stipulates certain prohibitions on trademark registration. Marks that lack distinctive character, are contrary to public order or morality, resemble official emblems or flags, or are identical or confusingly similar to existing trademarks may not be registered. Furthermore, trademarks that mislead the public or contain false information about the origin or characteristics of goods or services are also prohibited. Trademark registration in Saudi Arabia is handled by the Saudi Authority for Intellectual Property (“SAIP”). The registration process involves filing an application, examination, publication for opposition, and issuance of a registration certificate upon successful completion of these steps.

The protection granted to a registered trademark is for a period of ten years from the filing date, and it is renewable for similar periods. Renewal applications must be submitted within the last year of the protection period, with a six-month grace period allowed after expiration, subject to payment of additional fees. The owner of a registered trademark has the exclusive right to use the mark in relation to the goods or services for which it is registered. Unauthorized use of a registered trademark constitutes infringement and may result in legal action.

Penalties for trademark infringement include imprisonment for a period not less than one month and not exceeding three years, and a fine not less than SAR 5,000 and not exceeding SAR 1,000,000, or either penalty. In cases of repeated offenses, the penalties may be doubled. The Trademarks Law also provides for the cancellation of a trademark registration if the mark has not been used for a continuous period of five years, unless the owner can provide a valid reason for non-use.

Patent

Patents and industrial designs in Saudi Arabia are governed by the Law on Patents, Layout-Designs of Integrated Circuits, Plant Varieties, and Industrial Designs, issued under Royal Decree No. M/27 dated 29/05/1425H (Corresponding To 17/07/2004G), and amended by the Council of Ministers Resolution No. 536 dated 19/10/1439H (Corresponding To 03/07/2018G).

This legislation provides protection for various forms of intellectual property, including inventions and industrial designs. A patent may be granted for an invention that is novel, involves an inventive step, and is industrially applicable. The invention may relate to a product, a process, or an improvement of either. The patent confers upon its holder the exclusive right to exploit the invention and to prevent others from manufacturing, using, selling, or importing the patented product or process without authorization.

The duration of patent protection is twenty years from the date of filing the application. Industrial designs are protected under the same law and refer to any composition of lines or colors or any three-dimensional form that gives a special appearance to a product of industry or handicraft. To be eligible for protection, the design must be novel and have features that distinguish it from known designs. The protection period for industrial designs is ten years from the date of filing the application. Applications for patents and industrial designs are submitted to SAIP. The application process involves a formal examination to ensure compliance with the legal requirements.

Infringement of patent or industrial design rights may result in civil and criminal penalties. Remedies include injunctions, damages, fines, and imprisonment, depending on the severity of the violation.

Trade Secrets

Trade secrets in Saudi Arabia are governed by the Regulations for the Protection of Confidential Commercial Information, issued under Ministerial Decision No. 3218 dated 25/03/1426H (Corresponding To 04/05/2005G) and amended by Ministerial Decision No. 431 dated 01/05/1426H (Corresponding To 08/06/2005G).

These regulations provide legal protection for undisclosed information that has commercial value and are subject to reasonable efforts to maintain its secrecy, without requiring formal registration. Under Article 1 of the Regulations, information is considered a trade secret if it is (i) not generally known or easily accessible in its final form or in any of its components, (ii) has commercial value because it is secret, and (iii) has been subject to reasonable steps by its rightful owner to maintain its secrecy.

Trade secrets may include technical know-how, business methods, financial data, customer lists, formulas, or any other confidential commercial or industrial information that provides a competitive advantage. There is no fixed duration for the protection of trade secrets in Saudi Arabia. Protection continues as long as the information remains secret and reasonable measures are taken to keep it confidential. However, for confidential test data submitted to government agencies as part of approval processes for pharmaceuticals or agricultural chemicals containing new chemical compounds, the Regulations provide a minimum protection period of five years from the date of marketing authorization, in line with international obligations.

The unauthorized acquisition, use, or disclosure of trade secrets in a manner contrary to honest commercial practices constitutes an infringement under the Regulations. The rightful holder of a trade secret is entitled to seek civil remedies, including compensation for damages and injunctive relief, through the competent judicial authorities.

Indonesia

There is no single, consolidated law governing the technology, media, and telecommunications sectors. Instead, the regulatory framework consists of various laws and regulations that collectively apply to the operation of mobile platforms and digital services.

General

The regulation of electronic information, electronic transactions, and cybercrime in Indonesia is primarily governed by EIT Law. This law established the legal framework for digital communication and online conduct in Indonesia. Under the EIT Law, various actions are explicitly prohibited in relation to the use of electronic systems and transactions and are grouped under the following categories:

a.      Criminal offenses related to illegal activities

b.      Criminal offenses related to interference

c.      Criminal offense of facilitating prohibited acts

Regulations on Internet and Telecommunication Services

Under Indonesian law, any person, state administrators, business entities, and the public who provide, manage, and/or operate electronic system (including a mobile platform), either individually or jointly, for their own use and/or for benefit of others, is classified as an electronic system operator. An electronic system operator is required to obtain the following licenses: Business Identification Number/ Nomor Induk Berusaha (“NIB”) and Registration Certificate of Private Scope Electronic System Operator/ Tanda Daftar Penyelenggara Sistem Elektronik (“TDPSE”).

Prior to obtaining TDPSE, technically, the company is required to obtain NIB through the Online Single Submission (OSS) system in accordance with Article 3 of the Minister of Communication and Information Technology of the Republic of Indonesia (“MOCI”) Regulation No. 5 of 2020, as amended by Regulation No. 10 of 2021 on Private Scope Electronic System Operator (“MOCI Reg 5/2020”). Pursuant to Article 2 paragraph (2), any electronic system operator offering services via the internet, including trading goods or services, financial transactions, digital content distribution, communication services, search engines, or personal data processing must register and obtain a TDPSE.

If we fail to maintain compliance with MOCI Reg 5/2020, including timely registration and licensing of our platform as an electronic system operator, or if we fail to report any future changes to the Ministry of Communication and Digital Affairs the Republic of Indonesia (“MCDA”)–the current nomenclature of MOCI, we may be subject to administrative sanctions, such as access restrictions or platform blocking. Such outcomes could significantly impact our operations in Indonesia and result in reputational damage, loss of users, or decreased revenue.

Additionally, as an electronic system operator, we are subject to cybersecurity requirements related to the implementation of electronic systems. Pursuant to Article 9 of the National Cyber and Crypto Agency (“BSSN”) Regulation No. 8 of 2020 on Security Systems in the Implementation of Electronic Systems (“BSSN Reg 8/2020”), electronic system operators managing strategic, high-level, or low-level electronic systems are required to implement the Indonesian National Standard (SNI) ISO/IEC 27001.

Failure to comply with these requirements may result in administrative sanctions under Article 37 of BSSN Reg 8/2020. This article authorizes the Head of the BSSN to impose sanctions on electronic system providers, including the issuance of a written warning upon detection of such violation.

Regulations on Electronic Transaction and Licensing

As a mobile platform operating in or targeting users in Indonesia, the Company is subject to Government Regulation No. 71 of 2019 on the Implementation of Electronic Systems and Transactions (“GR 71/2019”), which serves as the implementing regulation of the EIT Law. GR 71/2019 sets out specific obligations for Electronic System Operators (“ESOs”), including foreign digital service providers that are accessible in, or directed toward, users in Indonesia.

Pursuant to GR 71/2019, all ESOs — regardless of whether they have a physical presence in Indonesia, are required to register (a TDPSE) with the MCDA. Failure to comply with the registration requirement may result in administrative sanctions, including the blocking of services within Indonesia.

Under Article 95 of GR 71/2019, the government is authorized to restrict access to electronic information or documents deemed prohibited by ordering ESOs to disable access or by directly terminating access. Requests for access termination may be submitted by members of the public, law enforcement agencies, or judicial authorities. “Prohibited electronic information” includes, but is not limited to, content that:

1.      Violates prevailing laws and regulations;

2.      Disrupts public order or societal norms; or

3.      Provides instructions for, or access to, other prohibited electronic information or electronic documents.

Regulations on Advertising through Electronic System

Pursuant to Government Regulation No. 80 of 2019 on Trading Through Electronic Systems (“GR 80/2019”), electronic advertising is permitted for the purposes of marketing and promotion. Entities that create, facilitate, or disseminate online advertisements must ensure that all content complies with applicable laws and regulations, including those relating to broadcasting, consumer protection, data privacy, and fair business competition. Online advertisements must not mislead consumers or infringe upon their rights. Non-compliance with these obligations may result in administrative sanctions, including but not limited to the removal of the advertisement and potential restrictions on the operations of the electronic platform.

Furthermore, pursuant to Article 29 of Minister of Trade Regulation No. 31 of 2023 regarding Business Licensing, Advertising, Guidance, and Supervision of Business Actors in Trading Through Electronic Systems (“MOT Reg 31/2023”), the display and content of electronic advertisements must adhere to specific standards to ensure consumer protection and transparency. The key provisions require that electronic advertisements:

a.      Do not mislead consumers regarding the quality, quantity, composition, usefulness, pricing, or delivery timelines of goods and/or services;

b.      Do not misrepresent the existence or terms of any guarantee or warranty related to the goods and/or services;

c.      Do not contain false, incorrect, or misleading information about the advertised goods and/or services;

d.      Include clear information about any potential risks associated with the use of the goods and/or services;

e.      Do not exploit events or individuals without proper authorization or the consent of the individuals concerned; and

f.       Provide a clear and accessible “exit” mechanism — such as a close or skip button — displayed prominently to allow consumers to easily dismiss the advertisement.

Regulations on Artificial Intelligence

Pursuant to Circular Letter of the Minister of Communication and Information Technology No. 49 of 2023 on Ethics of Artificial Intelligence, the governance of Artificial Intelligence (“AI”) technology encompasses activities such as consulting, analysis, and programming, utilizing advanced technologies including machine learning, natural language processing, expert systems, deep learning, robotics, neural networks, and related technologies. AI implementation must be based on principles of ethics and professional codes of conduct, prioritizing values such as inclusivity, humanity, security, accessibility, transparency, credibility, personal data protection, environmental sustainability, and intellectual property rights protection.

AI must be operated fairly and non-discriminatorily, providing benefits to society, while respecting human rights and protecting privacy and personal data.

Education and public awareness about the technical, ethical, social, and humanitarian aspects of AI are essential components of AI governance. The government, operators, and users share the responsibility to oversee and ensure the technology is not misused or causing harm.

AI operators are required to protect society from data misuse, prevent discrimination and racism, promote responsible innovation, and comply with applicable regulations to maintain digital security. Furthermore, operators must provide clear and transparent information to the public and authorities and implement risk and crisis management to minimize negative impacts on users and the environment.

Regulations on Data Privacy and Protection

Law No. 27 of 2022 on Personal Data Protection (“PDP Law”) serves as the primary legal basis for regulating the collection, use, transfer, and protection of personal data. It applies to both electronic and non-electronic processing and requires data controllers and processors to obtain valid consent, provide clear privacy notices, and implement security measures. The PDP Law grants data subjects rights to access, correct, delete data, and withdraw consent, and regulates cross-border data transfers, which are only allowed if adequate protection or safeguards are in place. Personal data may be disclosed, provided that, it complies with the applicable requirements and protections. Non-compliance may lead to administrative sanctions, fines, or criminal penalties. The PDP Law (which was enacted on 17 October 2022) includes a two-year transition period ending on 17 October 2024, during which companies involved in personal data processing must achieve full compliance. Additional obligations may arise from sector-specific regulations, such as Law No. 11 of 2008 on Electronic Information and Transactions, as amended from time to time, and lastly by Law No. 1 of 2024 (“EIT Law”), which contains provisions relevant to personal data protection. Article 26 of the EIT Law requires consent for any use of personal data through electronic media. Articles 31 to 33 of the EIT Law prohibit unauthorized access, interception, alteration, or disruption of electronic systems and data, while Article 36 of the EIT Law imposes liability for resulting losses. These provisions serve as a foundational framework for privacy and data protection in electronic transactions.

On October 17, 2022, PDP Law was enacted and came into effect, introducing a new framework for personal data protection in Indonesia. Prior to the PDP Law, personal data protection was regulated under existing regulations such as (i) the Minister of Communication and Information Regulation No. 20 of 2016 on Personal Data Protection in Electronic Systems and (ii) the Government Regulation No. 71 of 2019 on the Provision of Electronic System and Transactions, or collectively referred to as the “General Data Protection Regulations”. In addition, EIT Law also regulates electronic information and/or electronic documents, including personal data stored and processed in electronic systems. To the extent provisions in the General Data Protection Regulation and the EIT Law do not conflict with the PDP Law, those non-conflicting provisions remain in effect. These General Data Protection Regulations set out the rules governing the protection of personal data that are stored in electronic form, while PDP Law governs personal data protection for both electronic and non-electronic forms.

Under the General Data Protection Regulations, the concept of personal data responsibility referred only to “electronic system providers”. However, Article 1 paragraph 4 and 5 of the PDP Law introduces the following roles:

1)      “Personal Data Controllers”, either individually or jointly with other parties, determine the purpose and control the processing of personal data; and

2)      “Personal Data Processors”, either individually or jointly with other parties, act on behalf of the Personal Data Controllers to process personal data.

The PDP Law requires any action taken in relation to the processing of personal data by either Personal Data Controllers and Personal Data Processors, including acquisition and collection, processing and analysis, storage, correction and updates, display, announcement, transfer, dissemination, disclosure, and deletion or destruction, to be subject to provisions of the PDP Law, such as requiring prior consent of the owner of such personal data, which can be provided either in writing or recorded, and may be given electronically or non-electronically.

Beyond consent, the PDP Law requires that data subjects be informed of the specific purpose for which their data is collected and used. This ensures that data is processed only for legitimate, clearly defined purposes and helps prevent unnecessary or excessive processing. Where processing is based on consent, the Personal Data Controller must inform the data subject of the intended purpose and may only process data within that scope.

One of the fundamental rights of data subjects under the PDP Law is the right to be informed of the identity of the requesting party, the legal basis, intended purposes, and accountability of such party. While there are no direct penalties for failure to provide such notification, non-compliance may lead to Administrative Sanctions.

Additionally, under Article 26 of the IET Law, any use of personal data through electronic media must be based on the consent of the relevant data subject, and any person whose data is unlawfully used has the right to file a claim for damages. Article 30 paragraph 3 of the IET Law also prohibits any unauthorized access to, interception of, or alteration of electronic information or documents, which include personal data. Such unauthorized access is considered a criminal offense and may result in imprisonment and/or fines.

Further, under the PDP Law, the Personal Data Controllers and Personal Data Processors are imposed with a comprehensive set of obligations, including:

(i)     Implementation of internal data protection and security policies

(ii)    Performing an impact assessment for any high-risk personal data processing

(iii)   Providing access to personal data and processing record

(iv)   Appointment of a Data Protection Officer (“DPO”)

(v)    Cross-border transfer of personal data

The condition above is aligned with Article 24 of the PDP Law, which stipulates that, in the case of processing personal data as mentioned above, the Personal Data Controller is obliged to provide evidence of the consent that has been given by the personal data subject.

The General Data Protection Regulations clarify the data localization requirement by specifying that such requirement applies only to “public electronic systems providers” (i.e., central and regional executive, legislative, judicative bodies and any other bodies established pursuant to a statutory mandate, and entities appointed by the public bodies to operate electronic systems on their behalf). Meanwhile, a private electronic system provider can choose whether to process and/or host its electronic systems and data onshore or offshore. Regardless of the location, such provider must ensure that its electronic systems and data are accessible to the authority. However, this flexibility does not apply to private operators in the banking and financial services sectors.

In relation to data retention, while the PDP Law does not impose a specific data retention period, MOCI Reg 20/2016 requires that personal data stored in electronic systems — defined as a series of electronic devices and procedures that function to prepare, collect, process, analyze, store, display, announce, transmit, and/or distribute electronic information — must be retained for a minimum of 5 (five) years. If the personal data is stored beyond this period, it must be deleted unless it remains necessary for the original purpose for which it was collected. In essence, this requirement ensures that Personal Data Controllers manage the lifespan of the data, preventing unnecessary long-term retention.

Moreover, the PDP Law imposes a destruction and deletion obligation on Personal Data Controllers. This obligation requires the erasure or destruction of personal data upon the expiry of the retention period or at the request of the data subject. In this regard, “destruction” refers to actions taken to eliminate, erase, or destroy personal data so that it can no longer be used to identify the data subject. This obligation must be fulfilled under the following circumstances:

a.      the personal data is no longer required to achieve the purposes of its processing;

b.      the data subject has withdrawn their consent for the processing of their personal data, upon which the processing of data shall cease within a period not exceeding 3 x 24 hours;

c.      a request is made by the data subject; or

d.      personal data was obtained and/or processed unlawfully.

Subsequently, the Personal Data Controller must notify the data subject of the destruction or deletion of their personal data.

In the event of a data breach, the PDP Law requires the Personal Data Controllers to deliver written notification no later than 72 hours (3x24 hours) to the personal data subjects and to the personal data protection authority. Such notification must at least include: (i) the personal data that was exposed, (ii) when and how the personal data was exposed, and (iii) the mitigation and recovery measures taken by the Personal Data Controller in response to the breach. Nevertheless, this obligation may be exempted in the following cases:

a.      national defence and security;

b.      legal enforcement, namely those related to efforts or actions to implement or enforce legal rules in accordance with the provisions of laws and regulations, including investigation, inquiry, and prosecution processes;

c.      public interests related to state administration, including civil administration, social security, taxation, customs, and integrated electronic business licensing services; or

d.      financial services sector supervision, monetary, payment systems, and financial stability carried out as part of state administration.

If the Personal Data Controllers or the Personal Data Processors fail to comply with the PDP Law, they may be subject to sanctions in the form of warnings or written reprimands, temporary suspensions of personal data processing activities, mandatory deletion or destruction of personal data, and administrative fines of up to 2% of annual revenue and income of the Personal Data Controller or the Personal Data Processor may be imposed. If corporations commit criminal acts such as obtaining or collecting personal data for their own benefit or for the benefit of others in a manner that harms the personal data subject; disclosing personal data not under their ownership; using personal data not under their ownership; or creating or falsifying personal data to benefit themselves or others resulting in losses to other parties, they may be subject to criminal fines as well as additional criminal penalties in the form of:

a.      confiscation of profits and/or assets obtained from the criminal act;

b.      partial or full suspension of the corporation’s business;

c.      permanent prohibition from carrying out certain acts;

d.      closure of all or part of the corporation’s business premises and/or activities;

e.      enforcement of obligations previously neglected;

f.       payment of compensation;

g.      license revocation; and/or

h.      liquidation.

Regulations on Intellectual Property

Indonesia recognizes several types of intellectual property, namely copyrights, trademarks and geographical indications, patents, trade secrets, industrial designs, and integrated circuit layout designs.

Copyrights

Copyrights in Indonesia are regulated under Law No. 28 of 2014 on Copyrights (“Indonesian Copyright Law”). Indonesia applies the declarative principle in copyright protection, under which a copyright — as the exclusive right of a creator — arises automatically without the need for registration, once the work is expressed in a tangible form. Article 64 of Indonesian Copyright Law further confirms that registration is not required for protection, so both registered and unregistered works have equal legal protection from the moment they are created.

Protected works under Article 40 of Indonesian Copyright Law encompass creations in the fields of science, art, and literature, which include:

•        books, pamphlets, published layouts of written works, and all other literary works;

•        lectures, addresses, speeches, and similar works;

•        teaching aids created for educational and scientific purposes;

•        songs and/or music with or without lyrics;

•        dramas, musical dramas, dances, choreographic works, wayang (traditional puppetry), and pantomimes;

•        works of visual art in any form, such as paintings, drawings, carvings, calligraphy, sculptures, statues, or collages;

•        works of applied art;

•        architectural works;

•        maps;

•        batik art or other motif-based artistic works;

•        photographic works;

•        portraits;

•        cinematographic works;

•        translations, interpretations, adaptations, anthologies, databases, arrangements, modifications, and other derivative works;

•        translations, adaptations, arrangements, transformations, or modifications of traditional cultural expressions;

•        compilations of works or data, whether in a format readable by computer programs or other media;

•        compilations of traditional cultural expressions, provided the compilation constitutes an original work;

•        video games; and

•        computer programs.

The exclusive right consists of the following:

1)      Moral rights, as stated in Based on Article 5 of the Indonesian Copyright Law, belong permanently to the creator and include the right to (i) continue to include or exclude their name on the copy with respect to the public use of the works, (ii) use an alias or pseudonym, (iii) change their creation to comply with appropriateness in the community, (iv) change the title and subtitle of their works, and (v) defend their rights in the event of distortion of creation, mutilation of creation, modification of creation or other acts which will be prejudicial to their honor or reputation. These rights cannot be transferred during the creator’s lifetime, but can be inherited or transferred after their death by testament or other methods in accordance with the Indonesian regulation after their death (inheritance, grant, written agreement, etc.).

2)      Economic rights shall mean the exclusive right of the creator or the copyright holder to obtain economic benefit from the work. Such economical rights as stipulated in Article 9 of the Indonesian Copyright Law grant the creator to engage in (i) publication of the creation, (ii) reproduction of the creation in all its forms, (iii) translation of the creation, (iv) adaptation, arrangement, or transformation of the creation, (v) distribution of the creation or their copies, (vi) performance of the creation, (vii) publication of the creation, (viii) communication of the creation, and (ix) rental of the creation.

Certain works are excluded from protection under Article 41 of the Indonesian Copyright Law, such as (i) creations that have not been completed in tangible form, (ii) the idea, procedure, system, method, concept, principle, findings, or data, regardless of being expressed, stated, described, explained, or incorporated in a creation, and (iii) tools, objects, or products that are created solely to resolve technical problems or whose form only serve functional needs.

Copyright may be transferred, either in whole or in part, through several means as stipulated in Article 16 of the Indonesian Copyright Law, including inheritance, grant (hibah), endowment (wakaf), testament, written agreement, or other lawful reasons in accordance with applicable laws and regulations. Thus, the transfer of copyright is not limited only to sale or licensing agreements but also includes other legally recognized mechanisms.

Under Article 80 of the Indonesian Copyright Law, copyright owners can grant licenses to others through a written agreement. The license lasts for a specific period and cannot exceed the copyright’s duration. Usually, the licensee must pay royalties to the copyright owner during this time. The amount and payment terms for royalties are agreed upon in the license contract and should be fair and based on common practice. According to Article 83 of the Indonesian Copyright Law, the license agreement must be registered with the Minister of Law and Human Rights of Republic of Indonesia (currently known as the Minister of Law or “MOL”), and a fee applies for this registration.

The duration of copyright protection depends on the nature of the work and the rights holder, the range from 25 years to 70 years. For example: (i) for computer program work; and (ii) compilations of works or data, whether in a format readable by computer programs or other media, the term of copyright protection is 50 years.

Unauthorized use of copyrighted works may constitute copyright infringement. This includes reproducing, publishing, distributing, performing, communicating, or renting the work without the creator’s or copyright holder’s permission. Infringement may involve violations of either economic or moral rights.

Under Article 113 of the Indonesian Copyright Law, copyright infringement for commercial purposes may result in criminal penalties of up to 4 years imprisonment and/or fines up to IDR 1,000,000,000, or up to 10 years imprisonment and/or IDR 4,000,000,000 for serious offenses like unauthorized reproduction or distribution. In addition to criminal sanctions, civil remedies are also available under Articles 95 – 97 of the Indonesian Copyright Law, allowing copyright holders to claim damages and request the court to order cessation of infringement, destruction of infringing goods, or seizure of profits.

However, certain uses are not considered infringement. Article 43 of the Indonesian Copyright Law provides exceptions for fair use in contexts such as education, research, archival use, and parody, provided the usage is non-commercial and proper attribution is given.

Trademarks and Geographical Indication

Trademarks

Trademarks in Indonesia are regulated under Law No. 20 of 2016 on Trademarks and Geographical Indications, as amended by Law No. 6 of 2023 concerning Promulgation of Government Regulation in lieu of Law No. 2 of 2022 on Job Creation as Law (“Indonesian Trademarks Law”). Based on Article 2 paragraph 2 of Indonesian Trademarks Law, marks are classified into two categories: trademark (for goods) and service mark (for service). As stipulated in Article 2 paragraph 3 of the Indonesian Trademarks Law, protected marks consists of a sign in the form of an image, logo, name, word, letter, number, color arrangement, in two dimensions and/or three dimensions, sounds, hologram, or a combination of two or more on those elements to distinguish goods and/or services that are produced by individuals or legal entities in goods and/or service trading activities.

Trademark protection is granted through registration with the MOL under Articles 3 – 4 of the Indonesian Trademarks Law. Exclusive rights arise upon registration and allow the mark owner to prevent others from using identical or confusingly similar marks for similar goods or services, as stipulated under Article 83 of the Indonesian Trademarks Law. Article 35 of the Indonesian Trademarks Law further stipulates that trademark protection lasts for 10 years from the filing date and may be renewed indefinitely for subsequent 10-year periods.

Geographical Indication

Geographical indication (“GI”) are also regulated under the Indonesian Trademarks Law. As defined in Article 1 of the Indonesian Trademarks Law, GI is an indication that identifies the area of origin of goods and/or products based on geographical environmental factors, including natural factors, human factors or a combination of those two factors, that gives certain reputation, quality and characteristics to the produced goods and/or products.

GI protection is granted through registration with the MOL under Article 53 of the Indonesian Trademarks Law and may only be filed by institutions representing the community in a specific geographical area or to the provincial or district/city government. Unlike trademarks, pursuant to Article 61 of the Indonesian Trademarks Law, the protection of GI does not have a fixed expiration date but lasts as long as the product continues to maintain the defined reputation, quality, and characteristics that justify the protection. Further, GI protection can be revoked if (i) the product no longer meets the required reputation, quality, or characteristics; or (ii) it violates the following requirements:

a.      it contradicts the state ideology, laws, morality, religion, decency, or public order;

b.      it misleads or deceives the public about the reputation, quality, characteristics, origin, production process, or use of the goods;

c.      it uses a name already registered as a plant variety for a similar plant, unless accompanied by an additional term indicating a similar geographical indication.

Unauthorized use or infringement of trademarks or geographical indications may result in civil, administrative, and criminal sanctions. Under Articles 83 to 91 of the Indonesian Trademarks Law, infringement can lead to fines, imprisonment, and cancellation of rights. Civil remedies include claims for damages and injunctions to stop the infringement.

Patent

Patents in Indonesia are regulated under Law No. 13 of 2016 on Patents as amended by Law No. 6 of 2023 concerning Promulgation of Government Regulation in lieu of Law No. 2 of 2022 on Job Creation as Law (“Indonesian Patent Law”). Patents grant exclusive rights issued by the state to inventors for their inventions, which are the ideas applied in activities to solve specific technological problems, either in the form of products or processes, or improvements in the development of products or processes. Patents are generally classified into two categories: patent products and patent processes. These rights provide the patent holder the exclusive authority to implement or license the invention within a certain period.

According to Article 2 of the Indonesian Patent Law, patent protection applies to inventions that are new, involve an inventive step, and are industrially applicable. The duration of protection depends on the type of patent:

•        Regular patents are granted for new inventions with an inventive step and industrial applicability. Article 22 of the Indonesian Patent Law sets a protection period of 20 years from the filing date, which cannot be extended.

•        Simple patents are granted for inventions in the form of products that not only differ in technical characteristics but must also have more practical functions or uses than previous inventions due to their shape, configuration, construction, or components, which include tools, goods, machines, compositions, formulas, compounds, or systems. Simple patents are also granted for inventions in the form of new processes or methods. Article 23 of the Indonesian Patent Law provides protection for 10 years from the filing date, which also cannot be extended.

As stipulated in Article 19 of the Indonesian Patent Law, the patent holder has the exclusive right to implement the patent he owns and prohibit other parties who do not have his consent to use it in terms of making, using, selling, importing, leasing, delivering, or providing for sale or lease or delivery of products granted a patent for product patents, as well as in the case of using the patented production process to make goods or other acts in the case of process patents.

Patent infringement occurs when someone uses, makes, sells, imports, or leases a patented product without the patent holder’s permission, or uses a patented process to make goods. This is prohibited under Article 160 of the Indonesian Patent Law.

Violating patent rights can lead to imprisonment from 2 to 10 years and fines ranging from IDR 500,000,000 to IDR 3,500,000,000, depending on the severity and consequences of the infringement. Unauthorized disclosure of confidential patent documents may result in up to 2 years imprisonment. These penalties are based on Articles 161 to 165 of the Indonesian Patent Law, and infringements require a formal complaint. Courts may also order the seizure and destruction of infringing products, as stipulated under Article 166 of the Indonesian Patent Law.

Trade Secrets

Trade secrets in Indonesia are regulated under Law No. 30 of 2000 on Trade Secrets (“Indonesian Trade Secret Law”). A trade secret refers to information that is unknown to the public in the field of technology and/or business, has economic value due to its usefulness in business activities, and is maintained in confidentiality by its owner. Under Article 2 of the Indonesian Trade Secret Law, the scope of protected trade secret includes: (i) production methods; (ii) processing methods; (iii) sales methods; or (iv) other information in the field of technology and/or business that has economic value and is not known by the general public.

Protection is granted automatically once the information meets the required elements, it does not require registration. To be protected, a trade secret must fulfill three elements, which consist of:

(i)     confidential, which means that it is only known by certain parties and not general public;

(ii)    has economic value, which means that the confidentiality of this information can be used to carry out commercial activities or businesses; and

(iii)   is kept confidential through appropriate efforts.

The duration of protection for trade secrets is not time-limited, as long as the information remains confidential and meets the criteria stipulated under the law. According to Article 4 of the Indonesian Trade Secret Law, the trade secret owner has the exclusive right to use the trade secret for personal or commercial purposes and may license to other parties or prohibit others from using it without consent.

Infringement occurs when a person intentionally discloses, uses, or obtains the trade secret without authorization and in a manner contrary to honest commercial practices. As regulated under Article 13 of the Indonesian Trade Secret Law, infringement of trade secret rights may result in civil and criminal sanctions. Article 17 of the Indonesian Trade Secret Law further stipulates that any person who intentionally and without authority uses, discloses, or acquires a trade secret may be subject to imprisonment for up to 2 years and/or a fine of up to IDR 300,000,000.

Industrial Designs

Industrial designs in Indonesia are governed under Law No. 31 of 2000 on Industrial Designs (“Indonesian Industrial Design Law”), which defines an industrial design as a creation on the shape, configuration, or composition of lines or colours, or lines and colours, or the combination thereof in a three-or two-dimensional form that gives an aesthetic impression and can be applied to a product, article, or handicraft. The scope of protection includes designs applied to industrial products such as clothing, packaging, furniture, electronic devices, and other manufactured goods. Pursuant to Article 10 of the Indonesian Industrial Design Law, protection is granted upon registration. Only industrial designs that are new, meaning they have not been disclosed to the public prior to the filing date, are eligible for protection, as stipulates under Article 2 of the Indonesian Industrial Design Law.

The protection period for a registered industrial design is 10 years from the acceptance date, as provided under Article 5 of the Industrial Design Law. During this period, the right holder enjoys exclusive rights to use the design and to prohibit others from making, using, selling, or importing products bearing the registered design without consent. Infringement occurs when a party, without authorization, commercially exploits a registered design. As stipulated in Article 9 of the Indonesian Industrial Design Law, the right holder may bring a civil claim against the infringer, including for compensation and cessation of the infringement. Moreover, criminal sanctions are also provided under Article 54 of the Indonesian Industrial Design Law, where any person who intentionally and without right uses an industrial design owned by another party may be sentenced to imprisonment for up to 4 years and/or a fine of up to IDR 300,000,000.

Integrated Circuit Layout Designs

Integrated circuit layout designs in Indonesia are regulated under Law No. 32 of 2000 on Layout Designs of Integrated Circuits (“Indonesian Integrated Circuit Law”), which defines the following:

1)      Integrated circuit means a finished or semi-finished product containing various elements — at least one of which is active — formed integrally within a semiconductor material to perform electronic functions.

2)      Layout design means a three-dimensional arrangement of elements, at least one of which is active, and some or all of the interconnections in an integrated circuit, intended for manufacturing purposes.

To be protected, an integrated circuit layout designs must be original, meaning it is the result of the creator’s own intellectual effort and is not commonly used by other creators of layout designs in accordance with Article 2 of the Indonesian Integrated Circuit Law. Protection is granted either from the first date of commercial exploitation anywhere in the world or from the filing date of the registration application submitted to the Directorate General of Intellectual Property, which will be recorded and announced in the official gazette. The term of protection is 10 years.

During the protection period, the right holder has the exclusive right to prohibit others from reproducing, using, selling, importing, exporting, or distributing products containing the layout design without permission. Exceptions apply for limited use in research and education, provided it does not unfairly harm the right holder’s interests, as stipulated under article 8 of the Indonesian Integrated Circuit Law.

Pursuant to Article 23 of the Indonesian Integrated Circuit Law, rights over integrated circuit layout designs may be transferred through inheritance, grant, testament, written agreement, or other lawful means, and must be recorded with supporting documents in the General Register. Article 25 of the Indonesian Integrated Circuit Law further stipulates that the right holder may also license the design to third parties, subject to registration.

Any unauthorized use of the protected integrated circuit layout designs constitutes infringement, for which the right holder may file a civil claim for damages and/or request cessation of the infringing act, in accordance with Article 38 of the Indonesian Integrated Circuit Law. Criminal sanctions for intentional and unlawful infringement include imprisonment of up to 4 years and/or fines up to IDR 300 million, as set out in Article 42 of the Indonesian Integrated Circuit Law.

Egypt

Regulations on Telecommunications

In Egypt, the telecommunications sector is regulated by the Telecommunication Law No. 10/2003 (the “Telecommunications Law”). The Telecommunications Law regulates the establishment of the National Telecommunications Regulatory Authority (“NTRA”) which enjoys strong supervisory powers over the telecommunications sector. NTRA is the competent government authority to issue all applicable licenses required in the telecommunications sector. According to the Telecommunications Law, NTRA is the authorized entity to issue regulations on the applicable permits for dealing in telecommunication equipment including importation, marketing and sales activities.

As a part of the services of live chat room, YoYo allows voice chat between its users based on the Voice over Internet Protocol (“VoIP”). While VoIP is not specifically regulated under Egyptian law, Article 21 of the Telecommunication Law prohibits the transmission of international calls without a license from the National Telecom Regulatory Authority (“NTRA”). In practice, an app will be deemed as “passing international calls” if it enables voice chat between its users based on VoIP and therefore be required to obtain the beforementioned license from NTRA. Failure to obtain such license from NTRA before passing international calls will be subject to imprisonment for up to five years and/or a fine of up to EGP 500,000 (approximately USD 9,850).

In practice, NTRA does not grant VoIP license to chatting apps. Such license is only granted to internet service providers. While the NTRA has been known to block VoIP-based functionality on certain chat apps, it allows others to operate without restriction. This selective enforcement occurs in the absence of clear legal requirements or criteria under Egyptian laws, resulting in arbitrary treatment of different apps.

Regulations on Media Apps

In Egypt, the media sector is regulated by the Media Law No. 180/2018 (the “Media Law”). As per the Media Law, the Supreme Media Regulatory Council (the “SMRC”) is the competent government authority responsible for issuing all licenses to operate in the media sector.

Article 6 of the Media Law prohibits operating websites in Egypt (including apps) without obtaining a license from the SMRC. This includes offshore websites and apps that are accessible in Egypt. Websites are defined under the Media Law as pages, links, or apps that is created, hosted, or accessed through internet and which present journalistic, media, or advertising content. Failure to obtain such license will result in a fine of up to EGP 3,000,000 (approximately USD 59,125). The SMRC also have the authority to block websites and apps that operate without the required license.

In 2020, the SMRC issued the licensing regulations by the decree No 26/2020 (the “Licensing Regulations”). The Licensing Regulations introduced a new definition of social information technology companies (the “SITCs”). A company will be deemed as an SITC if (i) it operates platforms or websites that host news or offer media services or artistic content for profit; and (ii) it allows users to share or circulate any news or media content with other users or to make available such content for the general audience on such platform or website.

Pursuant to the Licensing Requirements, a SITC may, in lieu of obtaining a license directly from the SMRC, apply for SMRC accreditation of a comparable license issued by the competent regulatory authority in its home jurisdiction. In practice, however, the SMRC generally denies such accreditation requests and requires all relevant platforms and websites to obtain a license issued directly by the SMRC.

Regulations on Data Privacy and Protection

Data privacy is regulated by the Data Protection Law No. 151/2020 (the “DPL”), which applies to which applies to the personal data of individuals that is wholly or partially processed electronically. The DPL applies to any data related to a natural person, from which such natural person can be identified, directly or indirectly through the linkage between such data and any other data such as name, sound, photo, identification number, online identifier or data revealing psychological, health, economic, cultural or social identity.

Although the DPL has come into force, many of its provisions remain unclear and are intended to be interpreted and addressed through the DPL executive regulations (the “DPL ERs”), which have not yet been issued. As a result, in practice, the obligations and requirements under the DPL will only become fully applicable once the DPL ERs are enacted. The timeline for the issuance of the DPL ERs remains unclear. Once the DPL ERs are enacted, the DPL will be fully applicable, and entities subject to the DPL will be granted a one-year grace period to achieve compliance.

The DPL explicitly extends its applicability to foreign data controllers and processors in certain respects. For instance, it imposes an obligation on foreign data controllers and processors processing the personal data of individuals in Egypt to appoint a legal representative in Egypt. The DPL ERs are expected to provide further clarity on the scope and extent of the DPL’s extraterritorial application to foreign entities processing the personal data of individuals in Egypt.

Additionally, pursuant to the DPL, controllers and processors of personal data of Egyptian individuals are required to obtain a license from the Data Protection Center (the “DPC”). The DPC has not yet commenced operations and is expected to become operational upon the issuance of the DPL ERs.

Accordingly, the obligations and other requirements set out under the DPL will need to be revisited once the DPL ERs are enacted, to ensure the Company’s compliance with the regulations of Egypt on data privacy and protection.

BUSINESS

Unless otherwise stated, the terms “Hacker Interstellar,” “the Company” and “our Company” this section refer to Hacker Interstellar Inc. The terms “we,”, “us,” “Group,” “our Group” and “our” refer to Hacker Interstellar Inc. and its subsidiary or subsidiaries, as the case may be.

OUR MISSION

Our mission is to be a global leader in vernacular language voice social networking and AI voice technology, providing a voice interaction infrastructure platform for users of vernacular languages and dialects worldwide, driven by technological innovation.

OVERVIEW

We are a global company at the forefront of voice-centric social networking and AI voice technology, with a primary focus on emerging markets such as South Asia, the Middle East, and Southeast Asia. Leveraging our proprietary vernacular language AI voice models, our core voice chat room products, notably our flagship platform YoYo, have achieved scalable user bases and monetization. We are strategically expanding our offerings to include AI-powered voice tools and business-to-business solutions, with the goal of becoming a fundamental voice interaction platform provider for users of vernacular languages and dialects globally.

OUR COMPETITIVE STRENGTHS

We believe the following strengths have contributed to our success and differentiate us from others:

Leading Voice Social App in Multiple Emerging Markets

We have successfully established a leading voice social ecosystem in the operating emerging markets, primarily through our YoYo platform. YoYo leverages advanced recommendation algorithms and a robust technical framework to help users discover like-minded social circles, establishing us as a leading online voice social platform in markets such as India, the Middle East, and Southeast Asia. As of December 31, 2024, YoYo had accumulated 51,681,408 Registered Users across 29 countries and regions. For the fiscal years ended on December 31, 2023 and 2024, our average MAUs were 3.3 million and 3.6 million, respectively. According to, an industry consultant, YoYo ranked top five by downloads on Google Play and the App Store in South Asia, Southeast Asia, and Middle East for the year ended December 31, 2024.

•        Extensive Vernacular Language Support:    We possess a deep understanding of multilingual and culturally diverse markets, which has driven the development of our proprietary vernacular language AI voice model. As of December 31, 2024, YoYo offered 23 language versions, including Hindi (accounting for approximately 39% of our users), Arabic (approximately 14%), Indonesian (approximately 14%), Urdu (approximately 8.5%), Bengali (approximately 7%), and Portuguese (approximately 6%). This broad language coverage significantly enhances our user appeal across diverse cultural regions.

•        High User Engagement:    YoYo provides users with an exceptional social and leisure experience. Our platform features and activities are designed with careful consideration of users’ diverse cultural backgrounds to offer a localized experience. Voice-based communication allows users to interact more comfortably and freely, bypassing potential barriers associated with video chat due to cultural, social, or privacy concerns. Furthermore, our platform is designed to ensure user equality, encouraging all users to communicate and interact freely and eliminating perceived differences between influencers and ordinary users or experts and novices. Coupled with our AI-powered precise recommendation algorithms, which automatically analyze user behavior characteristics and synthesize multi-dimensional data such as age and interests for precise content matching, users on our platform achieved an average session duration of 75 minutes. We had an average of 285,000 monthly active chat rooms as of December 31, 2024. According to China Insights Consultancy, in 2024, YoYo’s average user session duration consistently ranks among the top three in each of the Middle East, South Asia, and Southeast Asia.

•        Strong Monetization Capability:    Our focused recommendation technology not only optimizes user matching and content discovery but also effectively promotes user conversion. For the years ended December 31, 2023, and 2024, our primary revenue was generated from user consumption of virtual gifts, virtual items and upgrade services, interactive games, as well as subscription fees, with various transaction scenarios seamlessly integrated within the platform. YoYo has a substantial base of high-value Paying Users. For the year ended December 31, 2024, we had an average of 134,000 Paying Users, our monthly Average Revenue Per User (“ARPU”) was $2.20, and our monthly Average Revenue Per Paying User (“ARPPU”) was $57.50. According to China Insights Consultancy, our monthly ARPPU of $57.50 is significantly higher than the average ARPPU of $30 for top five companies in these regions. The high user engagement time and willingness to pay demonstrate YoYo’s leading advantages in user stickiness and efficient monetization. Our success in establishing sustainable growth and effective monetization models in markets with varying cultural and economic development levels, such as South Asia, the Middle East, and Southeast Asia, proves the high adaptability and replicability of our business model.

Innovative Vernacular Language AI Voice Model Technology based on LLMs

Our proprietary end-to-end vernacular language AI voice model technology forms a unique competitive barrier in that it provides us a competitive advantage. The unique competitive barrier is created by our access to large-scale vernacular datasets, which enable us to build and refine high-quality voice models that are difficult for general-purpose AI developers to replicate; the inherent emotional and sentiment information contained in such datasets which gives us a natural advantage in training models for emotion recognition and expressive speech synthesis, compared to competitors that rely on costly manual labeling; and our ability to develop personalized voice cloning technologies based on user-authorized data, which enable us to support customized and engaging user experiences. This model serves as the foundation for our core business lines, including voice social networking and meeting transcription, while also enabling our expansion into new product areas such as smart voice assistants, digital education, and voice efficiency tools.

•        Multi-language and Regional Dialect/Accent Adaptation:    We have established an adaptive system for multiple languages and regional accents, incorporating a globalized language library that supports automated adaptation for mainstream languages and regional dialects. This allows for precise recognition and generation of voice content that aligns with regional cultural characteristics. Combined with voice role recognition technology, our model can automatically match original voice timbre characteristics in multi-language translation and dubbing scenarios, ensuring the coherence and localization of cross-language content output and significantly reducing the costs of cross-border content production.

•        High-Fidelity Real-Time Voice Generation:    Our model features high-fidelity voice generation and real-time synthesis capabilities. Utilizing an advanced deep learning architecture, it supports the generation of voice replicas that are highly similar to human timbre within seconds and possesses millisecond-level response speeds. This meets the real-time demands of scenarios such as live interactions, smart customer service, and audio content creation. Through optimized co-training mechanisms for acoustic and language models, we have achieved significant improvements in voice naturalness and emotional expressiveness, surpassing the limitations of traditional, more mechanical-sounding voice engines.

•        Efficient Multi-Modal Architecture based on Dual Transformers:     Designed with a dual Transformer architecture, our model can synchronously process multi-modal input data, including text, audio, and video, achieving end-to-end efficient information fusion. This architecture employs dynamic quantization and model compression techniques to significantly reduce memory footprint and computational resource consumption, supporting stable deployment on mobile devices, embedded systems, and low-compute environments, thereby covering a broader hardware ecosystem.

•        End-to-End Full-Stack Voice Application Toolchain:    Our model includes an intelligent sound effect customization and script editing toolchain, providing full-stack sound effect generation and editing capabilities. Users can customize voice parameters (such as speed, pitch, and emotional intensity) and environmental sound effects through a visual interface, enabling precise synchronization of audio content with video footage. This toolchain supports the rapid import and export of mainstream audio and video formats, adapting to the personalized needs of creative scenarios such as short videos, games, and advertisements, thereby significantly enhancing content production efficiency.

AI-Driven Multilingual Recommendation Engine and Localization Expertise for Efficient Global Expansion

Our early and sustained investment in AI-driven recommendation algorithms, coupled with our deep understanding of multilingual and culturally diverse markets, particularly in the South Asian region, has created a significant competitive advantage. This enables us to expand rapidly and cost-effectively into new global markets.

•        Leading Multilingual Recommendation Algorithm Technology:    Since 2016, operating in the highly fragmented Indian market with over a dozen widely used languages, we successfully developed a neural network-based recommendation engine system. This system utilizes an AI engine to efficiently index and structure user data, effectively addressing the challenges of data processing in multilingual environments. Our recommendation system automatically analyzes user behavior characteristics, integrating multi-dimensional data such as age and interests to achieve precise content matching. Furthermore, it employs retargeting technology to continuously optimize content delivery strategies, thereby enhancing user acquisition and retention efficiency.

•        Accelerated Regional Adaptation via Modular Technology Architecture:    We have built a highly flexible modular technology architecture that packages core application functionalities into reusable modules. This allows us to directly leverage existing modules when developing new applications or expanding into new regions, significantly reducing underlying development investment and achieving a “train once, use everywhere” technological advantage. This architecture drastically shortens the technology adaptation time and costs required for entering new markets. According to China Insights Consultancy, our technology deployment cycle for a single region is merely two weeks, significantly shorter than the industry average of two months, providing us with a strong capability to respond rapidly to market opportunities.

AI-Empowered Operations for High-Efficiency Expansion and Low Marginal Costs

Through our validated business model and AI-driven operational framework, we have built high-efficiency market expansion capabilities, achieving excellent operational productivity while significantly reducing costs.

•        Validated and Scalable Business Model:    Leveraging our early localization advantages accumulated in multilingual environments, we have successfully validated and established a core monetization model centered on “virtual gifts, virtual items, interactive games, and subscription fees,” ensuring a stable cash flow. For the year ended December 31, 2024, our average user acquisition cost (“UAC”) was $0.62, while our monthly ARPU reached $2.20, and our monthly ARPPU was $57.50, demonstrating the effectiveness and profitability of our business model. We calculate UAC by dividing our total user acquisition expenses in a given period by the number of new registered users acquired during that period. For purposes of this calculation, user acquisition expenses consist primarily of (i) online performance advertising, including social media and search engine expenses, and (ii) affiliate marketing expenses, and exclude brand advertising and other marketing expenditures that are not directly attributable to the acquisition of new users.

•        Standardized and Replicable Operational SOPs:    We have constructed a set of standardized and replicable operating procedures (“SOPs”) covering over 200 operational nodes, including precise user targeting and operational event execution. This enables our headquarters to uniformly plan and efficiently support multi-region market expansion without relying on the establishment of large-scale local teams. As of December 31, 2024, our operation team, which managed operations across 29 countries and regions, consisted of 42 full-time employees, managed through a lean operational structure.

•        Fully Automated AI Operations System:    We have comprehensively adopted automated systems in our event operations. Utilizing large model technology, we can rapidly generate thousands of event plans, including design and logical models, and validate their effectiveness through small-scale testing. High-performing event plans are automatically launched, and post-launch, the system monitors data in real-time and dynamically adjusts strategies based on feedback. This fully automated process has significantly reduced the launch time for online events from the traditional 1-2 weeks to under 24 hours and has achieved closed-loop optimization of event strategies. This not only markedly enhances event operational efficiency but also lays a solid foundation for gradually replacing manual operations with AI in overseas markets in the future.

Experienced Management Team with Deep Technical Background and Visionary Market Insight

Our management team possesses extensive industry experience and technical expertise, which are critical factors for our success. Our founder and CEO, Mr. Chen Yukun, has over 15 years of experience in the internet industry and 20 years in large model development. Mr. Chen holds a Bachelor’s degree in Computer Science and a Master’s degree in Computer Science with a focus on Artificial Intelligence from Tsinghua University. He previously served as a researcher in the Search and Data Mining group at Microsoft Research Asia and later co-founded Umeng+, where he led algorithm research and commercialization, accumulating profound data technology background and business strategy experience. Mr. Chen spearheaded the research, development, and large-scale application of vernacular language recommendation algorithms for the Indian market, successfully achieving significant cross-regional user growth and securing investments from institutions such as Tencent and Legend Capital. Mr. Chen’s technical background and successful serial entrepreneurial experience provide crucial decision-making support for our company’s strategic direction and technology roadmap.

Our Head of Product, Mr. Ji Xin, has 12 years of experience in the internet industry and has been with our company for 10 years. Since his tenure at Umeng+, he has been involved in algorithm research and has undertaken key product planning and design work. Furthermore, our core technical team members possess full-chain capabilities, from algorithm research and development to product deployment, and are focused on cutting-edge AI technology and data mining. This expertise has supported the productization of our company’s applications across multiple scenarios, from audio-based education and intelligent voice customer service to AI digital humans.

Our management team, with its proven market insight and large-scale execution capabilities, ensures that our company can professionally identify industry development trends, optimize business models, and continuously drive technological innovation and market competitiveness for our products and services.

OUR GROWTH STRATEGIES

We are pursuing the following growth strategies to achieve our mission.

Expand Regional Presence and Grow User Base Concurrently

We plan to implement a dual-track strategy of regional expansion and deep penetration of existing markets. This approach aims to expand our global market share by entering new regions while simultaneously increasing user density in our current markets, thereby creating a virtuous cycle to continuously break through our company’s growth ceiling and achieve long-term sustainable development.

•        Rapid Expansion into Emerging Markets with Low Localization Cost:    In terms of regional expansion, we will fully leverage our AI-driven precise user targeting system to efficiently expand horizontally into new operating emerging markets at a low localization cost. Based on our successfully validated models in the Indian and Middle Eastern markets, we plan to strategically enter new regions such as Latin America, Japan, and South Korea within the next three years, anticipating the addition of 2-3 new core markets. Our AI-driven operational model enables the company to rapidly adapt to different cultural and linguistic environments while maintaining a lean local team structure, significantly lowering traditional market entry barriers.

•        Refined Operations to Increase Existing Market Penetration:    Compared to the industry average, we have achieved user base growth with significantly lower marketing expenses. For the years ended December 31, 2023, and 2024, our selling expenses were $3.77 million and $3.53 million, respectively, representing 4.9% and 3.8% of our total revenue, respectively. According to China Insights Consultancy, our marketing expense ratio is significantly lower than the industry average of 10% – 15%, indicating our efficient user acquisition capabilities and ample growth potential. In the future, we plan to strategically increase our investment in major channels such as Google and Apple app stores, focusing on boosting the user base in our existing regions. We will employ refined targeting strategies to effectively expand our market coverage while ensuring user quality.

•        Driving Growth Through New Products:    We align the rollout of our new products with our market expansion strategy. Our AI Agent feature has been launched within our core application YoYo and is currently in a stage of continuous performance tuning and feature iteration, designed to support deeper penetration in existing markets by enhancing user stickiness. Our tool-based product, Votars, has completed its initial development and has entered an initial commercialization phase in the Japanese, South Korean and Indian markets. We plan to gradually expand its commercialization to other core markets over the next 12 to 24 months, in line with our regional expansion pace, to explore new revenue growth opportunities.

Enhance AI Voice Technology and Build New Application Scenarios for Emerging Markets

Our company’s strategic priority is to systematically expand AI voice technology application scenarios and establish a comprehensive voice ecosystem oriented towards emerging markets. Our AI strategy employs a hybrid model, leveraging leading open-source models as a foundational layer while applying our proprietary, large-scale datasets accumulated in specific linguistic environments for extensive fine-tuning and optimization.

•        Innovative Expansion of Multi-Scenario Voice Applications:    We plan to fully explore the multi-scenario applications of AI voice technology. We will promote the commercialization of voice models in the pan-entertainment sector, with a key focus on developing automated dubbing technology for film and television content in vernacular languages. This technology will significantly reduce the cost and time barriers for cross-language content distribution in areas such as global film releases, multilingual promotional videos for international campaigns, and multilingual conversion of instructional videos for teachers, while simultaneously expanding our global audience.

•        Upgrade Voice Model Business Operations and Construct AI Agent Ecosystem:    Building on our existing technology, we will further upgrade our voice technology business operations and promote the development of AI Agents, constructing an ecosystem equipped with automated content generation, real-time feedback, and intelligent review capabilities. Through Voice Cloning technology, users can achieve precise cloning of their personal voice by providing approximately 1.5 hours of their daily voice chat room recordings, without the need to record specialized voice data. Combined with Conversational AI solutions built upon fine-tuned models, these voice-cloned digital avatars can independently interact with others in voice rooms and generate revenue from users. By integrating voice recognition, cloning, and real-time translation technologies, we aim to enable users of different languages to communicate seamlessly in their respective native tongues, with the system automatically performing real-time translation and outputting it in a voice familiar to the recipient, creating a truly borderless voice social experience.

Increase Research and Development in AI Voice Models

Our strategy focuses on advancing the research and development of AI voice models to address key pain points in multi-language voice interaction, thereby enabling rapid regional replication and horizontal product line expansion.

•        Establish Professional Language Labs:    We will establish professional language laboratories to strategically focus on dialects, regional accents, and vernacular languages in emerging markets, rather than the English and Chinese large models that have been extensively developed by technology giants. Through a combination of independent research and development and external technical support, we will create end-to-end local language large models to resolve the pain points of voice interaction in multilingual scenarios. This strategic R&D direction will support our rapid replication capabilities in different regional markets, significantly reducing market expansion costs and improving expansion efficiency.

•        Leverage Transformer-based Voice AI for Tool-Based Product Lines:    We will utilize our Transformer architecture-based voice AI technology to strategically expand horizontally into tool-based product lines targeting both enterprise and individual users. Our already launched voice transcription tool, Votars, leverages the advanced technology from our language labs to further explore innovative application scenarios such as voice diarization and cloning. Through the horizontal reuse of technology, we can seamlessly integrate into diverse scenarios like corporate meetings and online education, simultaneously meeting the differentiated needs of both B2B and B2C users and forming economies of scale and cost advantages through technology reuse.

Upgrade Strategic Partnerships to Support Global Operations

To achieve efficient global expansion and technological iteration, our company is actively building and deepening its strategic partnership ecosystem with leading cloud service providers and model vendors.

•        Hybrid Cloud Architecture Cooperation for Balance and Acceleration:    We are deepening our cooperation with cloud service providers to achieve an effective balance between training costs and data security under a hybrid cloud architecture. This approach not only ensures that the company can flexibly address high data density requirements during the R&D process but also further enhances overall R&D efficiency and market response speed by compressing model iteration cycles.

•        API-Level Cooperation to Co-Build Voice Large Model Ecosystem:    We are engaging in API-level cooperation with leading global artificial intelligence model vendors. Through these open collaboration models, our company can leverage mature technologies and cutting-edge research outcomes, thereby reducing foundational R&D investment and risks. By building on the shoulders of technology giants to explore and construct a voice large model ecosystem, we significantly enhance our competitive advantage in the global voice technology market.

OUR SERVICE

We offer a range of voice-centric social networking and entertainment services, primarily through our flagship platform YoYo, and are expanding into AI-powered tool-based applications.

YoYo

YoYo provides our users with a virtual meeting place where they can leisurely gather and enjoy voice-based multiplayer social interactions. Users can participate in voice chat, text chat, virtual gifting, and other interactive features, all designed to cultivate a vibrant and active online community. Every registered user can create their own voice rooms without limitation and set themes for them.

•        Voice Chat:    A single voice room can accommodate an unlimited number of concurrent participants, allowing up to 27 users to speak simultaneously, with no limit on connection duration.

•        Text Chat:    The voice room interface also includes a text chat area for non-voice communication. Users can send text messages, emojis, or images to a specific individual (one-on-one) or to the entire group.

•        Gifting:    Users can send virtual gifts to any other user within a voice room to express appreciation for their contributions or to gain recognition within the community. To incentivize gifting, we have created rankings that recognize users who send the most gifts and those who receive the most gifts, and these rankings are updated in real-time.

•        Additional Interactive Features:    Other interactive features in voice rooms include the ability for users to upload photos to share with others in the room; and various simple gaming tools, such as rock-paper-scissors, available for use within the voice room.

Messaging and Moments

To foster social connections within the YoYo community and enhance user stickiness, we provide additional features that allow users to interact and access entertainment content.

•        Messaging:    We offer a two-way messaging function on YoYo. After a user adds another user as a friend, they can directly exchange private text messages without needing to enter a voice room or be interrupted by other users, allowing for deeper conversations to further build connections. In addition to text, users can also send voice clips and gifts on the messaging page.

•        Moments:    Moments is a mini-blogging feature on our platform. In addition to viewing Moments from users they have already added as friends, users can also “follow” users who post topics of interest to them. We have embedded interactive functions within Moments to promote user interaction, allowing users to share relevant Moments with friends, comment on them or “like” them, and send virtual gifts to the users who created the Moments. In the “Popular” feature, we select popular Moments from users and push them to other users, helping users find friends with common interests and also promoting the creation of deeper content within the YoYo community.

Casual Games

We offer casual games to enrich the entertainment options on our platform and further enhance user interaction. These games help users make more friends by acting as icebreakers. While playing games, users can engage in voice chat and connect with other players. Our system provides two player-matching options in games: users can choose to be paired with players selected by our system based on certain criteria (such as language settings) and meet new friends through this feature, or they can play games with their existing friends. Players can make in-app purchases using Coins to obtain decorative items. Our game offerings include, but are not limited to, the following types:

•        Ludo:    A traditional board game originating from South Asia, typically played by 2-4 players, each controlling 4 tokens with the goal of moving all their tokens from the start to the finish. Players roll dice to determine movement and can knock opponents’ tokens back.

•        Dominoes:    A game played with rectangular tiles, each marked with two numerical areas (usually represented by dots). While rules vary, the basic gameplay involves players taking turns connecting their dominoes to those already placed, matching the numbers at the connecting ends.

•        UNO:    A popular card game using specially designed colored cards. Players take turns playing cards, aiming to be the first to empty their hand. Cards have different colors and numbers, as well as special function cards like “Skip” and “Reverse.”

•        Jumping Ball:    This likely refers to a mobile or online mini-game where players control a sphere to jump between platforms or avoid obstacles.

•        Snakes & Ladders:    Players move their tokens along numbered squares by rolling dice. Landing on a ladder’s base allows a player to climb to a higher square, while landing on a snake’s head causes them to slide to a lower square. The first to reach the final square wins.

Family Feature

Our platform offers a “Family” feature, which are user-created groups designed to cultivate a sense of long-term community belonging. Users who reach a specific level can create a Family for free and invite friends or other users to join. Each Family has a maximum membership of 4,000 people.

Families are large organizational structures within our platform, providing users with a long-term social hub. Members can interact by participating in Family activities and Family leaderboards. Each Family has an exclusive group chat function, similar to standard instant messaging application groups, supporting text and image communication among all Family members.

The creator or designated manager of a Family is known as the “Family Leader.” As an incentive, Family Leaders can receive a certain percentage (ranging from 1% to 5%) of the value of Coin gifts received by their Family members. Within our ecosystem, Families are typically formed spontaneously by users.

Online Activities

To enhance user engagement and interaction, we regularly organize various online activities. Activities typically run on a 1-2 week cycle, and multiple activities may run concurrently within the same region. The main forms of activities include leaderboards and promotion tournaments, where users accumulate points through specific in-app behaviors (such as sending virtual gifts) to participate in rankings among different user groups. At the end of an activity cycle, top-ranking users receive rewards. For example, during the Islamic festival of Eid al-Adha, we launched a themed event encouraging users to send and receive festival-specific gifts, light up a virtual festival feast, and experience the Ludo game featured in the festival activity guide. Users who completed tasks could obtain an Eid al-Adha exclusive Ludo board theme. We plan activities on a monthly basis, launching an average of over 100 activities per month, aiming to stimulate user interaction and consumption across multiple dimensions.

Monetization

For the fiscal years ended December 31, 2023 and December 31, 2024, our primary revenue was derived from user consumption of virtual gifts, virtual items, interactive games and subscription fees. Our core monetization mechanism involves users purchasing our in-platform virtual currency, known as “Coins,” using fiat currency. Users can then use these Coins to purchase various virtual gifts and virtual items, primarily including props and privileges used in voice rooms or game scenarios. Coins can also be used in game sessions where we provide infrastructure for players to interact with each other and settle payments with each player. We collect a percentage of the virtual currency paid by each player during a game session.

We believe that users primarily seek enjoyable social experiences through our platform, rather than aiming for monetary profit. Therefore, we have designed platform mechanisms to prevent users from using the platform for financial gain. Although users can send virtual gifts to each other, these gifts cannot be exchanged for real currency. Similarly, users may win Coins from other players in games, but these winnings can only be used to participate in more games or gain advantages within games. We strictly prohibit users from converting any virtual currency, including Coins, into real currency.

In addition to Coins obtained through fiat currency purchases, we also have other non-purchased virtual currency units, such as “Crystal” and “points.” These virtual currencies are primarily obtained through users’ active behavior within the application (such as daily check-ins, completing tasks, etc.). The purpose of these non-paid currencies is to meet the needs of non-paying users to participate in core interactive functions of the platform and may also incentivize new or non-paying users to make purchases in the future.

Our Streamer Network

Streamers are the primary content creators on our platform and are essential to driving user engagement and monetization. They create content and drive user acquisition and retention by hosting voice chat rooms and organizing online events on our platform. This streamer-led engagement directly generates our primary revenue stream: the sale of virtual gifts that users purchase to support their favorite streamers.

Streamers are compensated under a revenue-sharing model, pursuant to which they receive a portion of user spending attributable to their performance on the platform. From time to time, we also implement incentive programs designed to encourage streamer activity, retention and performance. To our knowledge, streamer arrangements are generally non-exclusive, and streamers are free to participate on multiple platforms. Compensation paid to streamers represents a significant portion of our cost of revenues. Our ability to attract, retain and incentivize streamers is therefore critical to sustaining user engagement, monetization and long-term growth.

Customer Service

We are committed to providing timely and effective customer support. Our customer service team, primarily composed of internal employees, is responsible for handling user inquiries, feedback, and complaints.

Users can submit inquiries, feedback, or complaints at any time through the “Feedback” portal within our mobile applications. Users can also contact our customer service team at any time through mainstream instant messaging (IM) tools such as WhatsApp and Telegram. Upon receiving a user’s inquiry or complaint, our customer service representatives will conduct an investigation and strive to promptly provide explanations and solutions to resolve the issues reported by users. This direct communication channel enables us to effectively address user concerns and gather valuable feedback to continuously improve our platform and services. We endeavor to ensure that all user inquiries are responded to and processed in a timely manner.

Content Management and Monitoring

We are dedicated to maintaining a compliant and positive environment on our platform through robust content management and monitoring measures. Our system employs a multi-layered approach that combines automated technologies and human supervision to review user-generated content. For textual content, review is primarily conducted by an automated system based on keyword matching against a keyword library we have established; all publicly posted textual content by users enters the review system for automatic screening. For image content, we primarily use artificial intelligence (AI) image recognition technology for initial screening, and the results identified by AI are confirmed in conjunction with manual review. For voice content, we utilize AI technology to automatically transcribe voice content for subsequent review, and the AI-transcribed text is reviewed in combination with manual methods; our review personnel also conduct patrols of active voice rooms to proactively identify potentially infringing content.

We provide multiple reporting channels within our applications, allowing users to conveniently report specific users, images, or voice content. User reports immediately trigger a review process, ensuring a rapid response to potentially problematic content.

NEW PRODUCTS

As part of our ongoing strategy for innovation and business expansion, we are actively leveraging our core strengths in artificial intelligence, particularly AI voice technology, to develop and launch new products and services. These are designed to enhance user interaction, open up new application scenarios, and expand our market reach. As of the date of this prospectus, we have primarily launched the following two new products, which have not yet generated material revenue or profit:

•        AI Agent:    AI Agent represents a significant advancement in our efforts to build a next-generation voice social ecosystem. By integrating our advanced Voice Cloning and Conversational AI technologies, AI Agent allows users to create personalized digital voice avatars based on their everyday voice chat room recordings, approximately 1.5 hours of effective voice data is sufficient, without needing specialized recording sessions. These AI-driven digital avatars are capable of independently interacting with others in voice chat rooms. Currently, AI Agent functions as a value-added feature embedded within our existing core application, YoYo. While it does not generate independent direct revenue, we anticipate it will indirectly contribute to YoYo’s overall revenue growth by enhancing user stickiness, interaction depth, and platform attractiveness. This feature has been launched in multiple countries and is currently undergoing continuous performance tuning and feature iteration.

•        Votars:    Votars is a new tool-based product we have launched, targeting scenarios that require enhanced communication efficiency. Votars is a stand-alone application, and its technology is not used within the YoYo community. Regarding its availability, the product has been launched in Japan, South Korea and India and will be launched in all major markets globally through mainstream application stores. It focuses on providing real-time voice-to-text transcription and real-time translation services for online meetings, aiming to help users overcome language barriers and improve meeting efficiency and information accuracy. The product is currently in a phase of rapid iteration and optimization to continuously refine user experience and its feature set. We have begun initial commercialization efforts for Votars, currently focusing on the Japanese market, and it has started to generate preliminary revenue.

MARKETING

We execute various marketing programs specifically designed for our respective businesses and markets. For our social entertainment business, we employ a combination of advertising and diverse marketing activities to enhance our global brand awareness and attract users to our platform. We utilize performance-based online advertising, social network marketing campaigns, and promotion through search engines and web portals, emphasizing efficiency and providing measurable results. For example, we market our platform through advertisements on app stores, Google Ads, and various social media applications such as Facebook, TikTok, and Unity. We also collaborate with influencers to promote our platform.

Furthermore, we believe that our interactive community culture and large user base have led to repeat user visits and a strong word-of-mouth effect, which strengthens awareness of our brand among users.

OUR TECHNOLOGY

Our advanced and stable technology infrastructure and capabilities allow us to provide users with reliable access to our platform and ensure superior user experience. Our platform incorporates the following features:

•        Artificial Intelligence (“AI”) as a Foundational Component:    Our AI architecture is built on a hybrid model, combining leading open-source foundational models with our proprietary fine-tuning processes and application-layer integrations. Our core proprietary value lies in optimizing these models for specific use cases using our extensive and unique datasets. For instance, our voice AI tool, Votars, leverages this fine-tuned Transformer architecture to power complex voice understanding tasks, such as real-time transcription and intelligent voice interaction. By employing AI solutions, we can effectively capture and respond in real-time to users’ evolving personalized interests, thereby providing unique and engaging entertainment experiences. To ensure the effectiveness and accuracy of our AI and Natural Language Processing (NLP) models, particularly in handling diverse vernacular languages, we have established a rigorous validation and refinement process. Our validation process includes methods such as offline benchmarking and online A/B testing to evaluate accuracy and measure the real-world impact on user experience. Furthermore, this is a continuous, iterative process, as we constantly retrain and fine-tune our models with new user interaction data to ensure they accurately capture and adapt to evolving language patterns, new slang, and local dialects, thereby maintaining a high-fidelity, culturally relevant user experience.

•        Personalized Recommendation Engine:    To achieve precise content matching, we have developed and continuously optimize a personalized content recommendation engine. This engine is based on the vast amount of behavioral data accumulated from our over 50 million Registered Users and is deeply analyzed through our proprietary algorithms to build accurate user profiles, thereby effectively connecting users with the content they are most likely to be interested in.

•        Real-Time Audio Streaming:    Real-time audio streaming is one of the core functions of our platform. We integrate third-party audio streaming solutions from industry-leading suppliers and are committed to adopting the latest technical standards for mobile audio interaction to support smooth, multi-user real-time audio interactions among users, ensuring a high-quality communication experience.

•        Service Stability and Redundancy:    We place extreme importance on service stability and continuity. For all critical businesses and services, including real-time audio streaming, we utilize top-tier global suppliers and implement a multi-vendor, multi-availability zone (Multi-AZ) strategy. For example, in real-time audio services, we are simultaneously connected to multiple leading global suppliers. This architecture ensures that even if one supplier experiences a failure, we can immediately and seamlessly switch to backup services, thereby maximizing the continuous stable operation of our services and providing users with an uninterrupted experience.

Product Development

We believe that our ability to develop mobile applications, product features, functions, and services customized to the needs of our user groups has contributed to the success of our business. We can rapidly scale our product development output and offer an increasing array of products and services to meet the needs of our expanding user base and optimize the quality of user experience. Our technology and product development teams are dedicated to the backend and frontend development of our products and services, including (i) enhancing network and server structures, as well as data distribution and transmission technologies, to achieve lower latency and reduce interruptions, and (ii) creating new features and functions to meet the diverse needs of users. We plan to continue investing in technology and product development to strengthen our market positions. According to China Insights Consultancy, in 2024, we held leading rankings across key regions in South Asia, Southeast Asia and the Middle East, including ranking first in ARPPU and usage session duration, and ranking among the top five in revenue and downloads in these key regions.

As of the date of this prospectus, we have a team of experts dedicated to monitoring and maintaining our network infrastructure.

Item	Data or Explanations
Total number of R&D personnel	44
Percentage of total employees	60%
Number of employees with a master’s degree or above	4
Number of employees with a bachelor’s degree	38
Average years of work experience	9.5 years

Our operations and maintenance team regularly analyzes and evaluates the quality of our voice and video data transmission and promptly identifies and resolves potential issues, thereby ensuring the quality of user experience on our platform and the normal operation of servers and equipment in our network. As we operate diversified products and serve a growing global user base, we hold high standards and requirements for our operations and maintenance team, driving them to continuously optimize the video content services and online real-time interactions provided to users.

Intellectual Property

Intellectual property is crucial to our success and competitiveness. We rely on a combination of software copyrights, copyrights, trademarks, trade secrets, disclosure restrictions, and domain names to protect our intellectual property. As of the date of this prospectus, we held 10 registered software copyrights and submitted 4 trademark applications in Hong Kong. One of our trademark applications was initially rejected in Hong Kong by the relevant authority on the grounds, among others, that the trademark was considered a generic term (related to the “yo-yo” toy). We do not believe this initial rejection will have a material adverse impact on our overall business or financial condition, because the rejection does not legally restrict our continued use of the associated brand name for operations in the jurisdiction; and while our headquarters are located in Hong Kong, it is not the geographic area in which we generate the primary source of our revenue, and therefore the potential impact of failing to secure trademark registration in this single jurisdiction is limited. We are in preparation of appealing the decision in accordance with local procedures and anticipate that the appeal process could take approximately 9 to 12 months to conclude.

We will continue to actively monitor and maintain our intellectual property portfolio and, where necessary, take appropriate measures to enforce our rights and respond to potential infringements. However, we cannot guarantee that the protective measures we take will completely prevent others from misappropriating or infringing our intellectual property, or that we will not be accused of infringing the intellectual property of others.

We face certain risks relating to our intellectual property. For further information, see “Risk Factors — Risks Related to Our Business and Industry — Our intellectual property may not provide adequate protection to us, and we may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “Risk Factors — Risks Related to Our Business and Industry — We may be subject to intellectual property or other third-party rights infringement claims, which could be time-consuming and costly to defend and may result in diversion of our financial and management resources.”

Data Privacy And Protection

We consider the protection of the personal privacy and data security of each of our users to be of paramount importance and a core element of our operations. We firmly believe that establishing and maintaining user trust is key, which requires ensuring they clearly understand how we handle their personal information, thereby making them feel comfortable when accessing and using our platform. To this end, we have developed and implemented a comprehensive company-wide policy on data collection and use practices, designed to protect individual privacy rights in all respects.

In practice, we are committed to providing users with clear and adequate notice, detailing the types of data collected and their specific uses. To protect this data, we have invested significant resources in deploying advanced data security technologies, including encrypting user data stored on our systems and utilizing firewalls and other measures to defend against potential cyber-attacks and unauthorized access. We strictly limit internal access to user data, ensuring that only authorized employees performing relevant job duties can access this information. Concurrently, we take all reasonable measures and implement internal processes to maximally prevent the loss, leakage, or unauthorized use of user data.

We believe the measures we take with respect to data privacy and protection are consistent with industry standards and are always committed to creating and maintaining a safe and reliable online environment for our users. For risks relating to data privacy and protection, see “Risk Factors — Risks Related to Our Business and Industry — Concerns about collection, use, retention, transfer, disclosure, processing and security of personal data could damage our reputation and deter current and potential users from using our platform and services, or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.”

COMPETITION

The voice-centric social networking and AI voice technology markets in emerging economies are rapidly developing with diverse regional characteristics. In terms of revenue, YoYo ranked first in the South Asia and ranked among the top five in Middle East and Southeast Asia in 2024, according to China Insights Consultancy. Due to high user engagement, our users’ time spent on the platform consistently ranked first among the top five revenue contributors in these regions, according to China Insights Consultancy. These metrics reflect YoYo’s profitability and operational efficiency, indicating that users value its services and are willing to invest in premium features and content. The large number of high-value Paying Users highlights the platform’s efficient monetization techniques, which successfully convert users into paying customers and achieve significant revenue milestones.

The competitive landscape of the voice-based social application industry has several key success factors:

•        Leading R&D Capabilities and Technological Barriers:    Market leaders invest heavily in core technologies such as low-latency transmission, multi-modal interaction, and voice recognition, maintaining competitive advantages through patent portfolios and participation in standard-setting activities.

•        Localization Expertise and Multilingual Accumulation:    Successful platforms combine AI-driven localization with multilingual capabilities while navigating diverse regulatory environments. Companies employing geo-fencing algorithms and culturally attuned design achieve stronger market penetration.

•        Product Innovation and Supply Capabilities:    Leading organizations focus on scenario-based feature development, including emerging technologies like generative AI-driven voice editors and multi-modal applications that expand user engagement opportunities.

•        Productivity and Operational Efficiency:    Efficient companies implement agile development methodologies and data-driven decision-making, while carefully managing revenue-sharing fees and content compliance to maintain profitability and user trust.

SEASONALITY

Our overall business does not exhibit a strong seasonal pattern that significantly affects annual financial performance across the full year, but there may be some fluctuations in revenue contributions between quarters. For example, during Ramadan, the Muslim holy month, which started in March in 2024 but is a floating holiday shifting by approximately 10 days each year, we have historically observed that our Muslim users tend to reduce their mobile phone usage. Consequently, the proportion of annual net revenue generated during Ramadan has sometimes been relatively lower.

OUR EMPLOYEES

We had 93 full-time employees as of both December 31, 2024 and May 31, 2025. We have not experienced any significant changes in the number of our employees in the past three years. As of the date of this prospectus, all of our employees are employed by our Hong Kong subsidiary.

The following table sets forth the number of our full-time employees categorized by function as of May 31,2025:

Function	Number of Employees	Percentage of Total Number of Employees
Management	1	1
Operation	42	45
Administration	3	3
Finance and accounting	4	4
Research and Development	43	47
Total	93	100%

Our employees are not covered by any collective bargaining agreements. We have not experienced any material labor disputes and believe that we maintain a good working relationship with our employees.

We have established procedures to provide our staff with a safe and healthy working environment by setting out a series of work safety rules in the staff manual in case of emergencies. We also provide our employees with occupational safety education and training to enhance their awareness of safety issues. In addition, we provide medical checks prior to enrollment to our employees. We are subject to the requirements under the local laws, national standards and industrial standards to maintain safe working conditions and to protect the occupational health of employees. See “Regulations — Regulations Relating to Our Business In Hong Kong.”

As required by the laws and regulations in Hong Kong, we participate in the Mandatory Provident Fund (“MPF”) scheme for our eligible employees. Under the MPF scheme, we are required to make regular mandatory contributions for our employees aged 18 to 64 who have been employed for 60 days or more. Both the employer and the employee must contribute 5% of the employee’s relevant monthly income, subject to the statutory minimum and maximum relevant income levels, which are currently HK$7,100 and HK$30,000 per month, respectively. In addition to the MPF, we comply with other statutory requirements under Hong Kong law, such as those related to work-related injury compensation and maternity leave.

PROPERTIES

Our principal executive offices are located at Office Unit No. 1607 on Level 16 of Tower I of Metroplaza, No.223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong. We lease several facilities, which cover an area of approximately 746 square feet. These offices are used for our management, research and development, sales and marketing, and administrative functions.

CORPORATE SOCIAL RESPONSIBILITY

We recognize our responsibilities to our employees, shareholders, business partners and the community as a whole, and are committed to achieving long term mutually sustainable relationships with our stakeholders. We are constantly searching for means to contribute to the community and we intend to set aside funds to be used for our corporate social responsibility activities every year.

LEGAL PROCEEDINGS

To the best of our knowledge, we are not currently the subject of any material governmental investigation, private lawsuit or other legal proceeding. From time to time, we may be involved in legal and regulatory proceedings or investigations concerning matters that arise in the ordinary course of our business and that could result in significant fines or penalties, have an adverse impact on our reputation, business and financial condition or results of operations and divert the attention of our management from the operation of our business. The outcome of any future litigation, regulatory or other proceedings cannot be predicted with certainty, and some lawsuits, claims, actions or proceedings may be disposed of unfavorably to us.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Chen Yukun	41	Chairman and Chief Executive Officer
Shen Jia	33	Chief Financial Officer
Ji Xin	34	Head of Product
Ning Jun	42	Director
[•]	[•]	Independent Director Nominee
[•]	[•]	Independent Director Nominee
[•]	[•]	Independent Director Nominee
[•]	[•]	Independent Director Nominee

____________

*        Each of [•], [•] and [•] has accepted our appointment to be our independent director nominee, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Below is a summary of the business experiences of each our executive officers and directors:

Chen Yukun is the founder, Chief Executive Officer, and Chairman of the board of directors of Hacker Interstellar since February 2016. Prior to founding our company, Mr. Chen was the Co-Founder of Umeng from April 2010 to June 2015, where he led the creation and growth of China’s No. 1 mobile developer tool, serving over two million applications. From March 2008 to March 2010, he worked as a Researcher and Software Engineer at Microsoft Research Asia, focusing on spatio-temporal data mining. Mr. Chen earned a master of science in Computer Science from Tsinghua University in 2010 and a Bachelor of Engineering in Software from Tsinghua University in 2007.

Shen Jia has served as our Chief Financial Officer since October 15, 2022. Prior to that, she has been working in the financial department of Hacker Interstellar for nine years since 2016. Prior to joining us, Ms. Shen served as accountant at a technology service provider from July 2014 to August 2016, where she was responsible for budget management, tax and financial related matters. Ms. Shen received a master in business administration from the Capital University of Economics and Business and is a Certified Management Accountant.

Ji Xin has served as our Head of Product since 2015 and has served as a director of the board of director of Hacker Interstellar since February 2025. Mr. Ji has 12 years of experience in the internet industry and has been with our company for 10 years. Since his tenure at Umeng+, he has been involved in algorithm research and has undertaken key product planning and design work. Mr. Ji earned a bachelor of science in microelectronic engineering from Chongqing University in 2013.

Ning Jun has served as director of the board of directors of Hacker Interstellar since September 2020. He also serves as executive director of the investment department at Tencent. Prior to that, he worked as consultant in the Boston Consulting Group for two years from October 2013 to August 2015. We believe Mr. Ning’s experience in investment and management makes him a valuable member of our board.

[•] is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. We believe [•] is well qualified to serve on board of directors as an independent director based on [his] extensive work experience in various fields.

[•] is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. We believe [•] is well qualified to serve on board of directors as an independent director based on [his] extensive work experience in various fields.

[•] is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. We believe [•] is well qualified to serve on board of directors as an independent director based on [his] extensive work experience in various fields.

[•] is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. We believe [•] is well qualified to serve on board of directors as an independent director based on [his] extensive work experience in various fields.

Family Relationships

As of the date of this prospectus, there are no family relationships among our directors and executive officers.

Arrangements and Understandings

To our knowledge, there are no arrangements or understandings with our major shareholders, customers, suppliers, or others, pursuant to which any of our directors or executive officers was selected to serve as a director or member of senior management.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Employment Agreements with Executive Officers and Director Agreements

We have entered into employment agreements with each of our executive officers. Each employment agreement provides for terms and conditions with respect to the executive officer’s position, term of employment, compensation and bonus, and grounds for termination. Our executive officers are subject to customary confidentiality and intellectual property assignment provisions.

We intend to enter into director agreements with each of our independent directors upon their appointment. These agreements will set forth the terms and conditions of their service, including compensation, and provide for standard indemnification and directors’ and officers’ liability insurance.

Composition of our Board of Directors

Our board of directors currently consists of [•] directors and will consist of [•] directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

The Corporate Governance Rules of the NASDAQ generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors has determined that each [•], [•], and [•] is an “independent director” as defined under the Nasdaq rules. Upon the effectiveness of this registration statement, our board of directors will be composed of a majority of independent directors.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq rules.

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of [•], [•] and [•], and will be chaired by [•]. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [•] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•        meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee

Our compensation committee will consist of [•], [•], and [•]. [•] will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        overseeing the development and implementation of compensation programs in consultation with our management;

•        at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•        at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•        at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•        reviewing executive officer and director indemnification and insurance matters; and

•        overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of [•], [•], and [•]. [•] will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experiences, expertise, diversity and availability of service to us;

•        developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NASDAQ rules, or otherwise considered desirable and appropriate;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

In connection with this offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available on our website.

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable NASDAQ rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Foreign Private Issuer Exemption

Hacker Interstellar is a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as our company, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because Hacker Interstellar is a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Upon the completion of this offering, Hacker Interstellar will be a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market, because our founder, Mr. Chen Yukun, will beneficially own approximately [•]% of our total issued and outstanding Ordinary Shares, which will consist of [•] Class B Ordinary Shares and [•] Class A Ordinary Shares, representing approximately [•]% of the total voting power of our issued and outstanding Ordinary Shares immediately after the consummation of this offering, assuming the underwriters do not exercise its option to purchase additional Class A Ordinary Shares. We may be eligible to utilize the controlled Company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another Company.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended December 31, 2024, we paid an aggregate compensation of approximately US$236,138.9 to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Incentive Plan

2016 Stock Option Plan

In September 2016, we adopted the 2016 Stock Option Plan, or the 2016 Plan, attract and retain outstanding individuals as executives, key staff and directors of the Group (the “Employees”).

As of December 31, 2024, the maximum aggregate number of Class A Ordinary Shares reserved for issuance under the 2016 Plan is 3,657,752. As of the date of this prospectus, options to purchase an aggregate of 2,305,852 Class A Ordinary Shares have been granted under the 2016 Plan, of which options to purchase 1,549,504 Class A Ordinary Shares remained outstanding, after taking into account forfeitures. Accordingly, 2,108,248 Class A Ordinary Shares remained available for future grants under the 2016 Plan.

The following paragraphs describe the principal terms of the 2016 Plan.

Type of Awards.    The 2016 Plan provides to such Employees opportunities to acquire Class A Ordinary Shares of the Company, with the par value of US$0.0001 each. Such shares are authorized but unissued shares.

Plan Administration.    Our Board of Directors of the Company (the “Board”) or one or more committees of the Board as appointed by the Board will administer the 2016 Plan. The plan administrator will determine the participants to receive awards, the number of awards to be granted to each participant, the duration of each option, the time or times within which (during the term of the option) all or portions of each option may be exercised, the restrictions applicable to each option, and price upon exercise of an option.

Stock Option Terms and Conditions.    The options granted under the 2016 Plan shall be in such form and upon such terms and conditions as the Board determines appropriate including the following: (i) Exercise Price. The exercise price of each option to purchase shares shall be determined by the Board in its sole discretion, (ii) Expiration Date. Each option granted under this Plan shall automatically expire on the fifth anniversary of the grant date, unless the term of each option is otherwise set forth in the stock option agreement. However, the option may expire sooner in the event of Employee’s termination of employment or cessation of services as executive, key staff or director of the Employer, (iii) Exercisability. The option may be exercised, with respect to all or a portion of the shares subject to the option which have become vested, by giving written notice to the Company, stating the grant date, the number of shares subject to the grant, the number of shares with respect to which the option is being exercised and tendering payment therefor. The Company shall deliver to the Employees exercising such option a certificate or certificates for such shares. Notwithstanding the foregoing, the option may not be exercised before the closing of an initial public offering and listing of the Company’s shares on a national securities exchange in the United States. (iv) Non-Transferability. The Employees may not transfer shares acquired pursuant to an option until the shares have become vested; provided that in any event no shares acquired pursuant to an option may be transferred prior to the expiration of the Company’s Right of Repurchase. In the event that Employees proposes to sell or otherwise dispose any shares acquired pursuant to an option after the Company’s Right of Repurchase has expired, it is required to obtain the prior written approval from the Board of the Company with respect to the transfer of such shares, and (v) Trust. The Company may, as a condition of exercise of the option, require that the shares are issued in the name of a trustee nominated by the Company to be held on trust for the Employee under the terms and conditions of a trust agreement approved by the Company.

Stock Option Agreement.    Options granted pursuant to the 2016 Plan shall be authorized by the Board and shall be evidenced by Stock Option Agreement in such form as the Board shall from time to time determine. Such Stock Option Agreement shall state: (i) the grant date; (ii) vesting start date; (iii) number of option shares; (iv) exercise price per share; and (v) such other information as the Board deems appropriate or necessary. The Stock Option Agreement must be subject to the provisions of the 2016 Plan.

Governing Law.    This Plan shall be construed and interpreted in accordance with the laws of the Cayman Islands.

Termination and Amendment of the 2016 Plan.    The Company may amend this Plan from time to time or terminate this Plan at any time.

The following table summarizes, as of the date of this prospectus, the outstanding options we have granted to our directors and executive officers under the 2016 Plan. No options under the 2016 Plan have been granted to our other directors or executive officers.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Executive Officers
Chen Yukun	—	—	—	—
Shen Jia	9,764
Ji Xin	180,942
Non-Employee Directors
Ning Jun	—	—	—	—
All directors and executive officers as a group	190,706	—	—	—

____________

Note:

*        less than 1% of our total issued and outstanding shares on an as-converted basis outstanding as of the date of this prospectus.

As of the date of this prospectus, our employees and other eligible individuals (other than our directors and executive officers named above) as a group held outstanding options to acquire a total of 1,358,798 Class A Ordinary Shares under the 2016 Plan.

2025 Share Incentive Plan

We adopted the Hacker Interstellar Inc. Share Incentive Plan, or the 2025 Plan, in [*] 2025. The 2025 Plan will become effective on the date on which our shares commence trading on a recognized national securities exchange in connection with our initial public offering. The 2025 Plan provides for the grant of various types of equity-based awards, including options (both Incentive Stock Options and Non-Qualified Stock Options), Stock Appreciation Rights (“SARs”), Restricted Stock, Restricted Stock Units (“RSUs”), Performance Awards, Other Cash-Based Awards, and Other Stock-Based Awards (collectively, “Awards”). We believe that the 2025 Plan will aid us in attracting, retaining, motivating and rewarding employees and other individuals to perform at the highest level and contribute significantly to the success of the Group.

The following paragraphs describe the principal terms of the 2025 Plan.

Administration.    The 2025 Plan is administered by our Board of Directors or a committee designated by the Board (the “Committee”). Following our initial public offering, the Committee will be our compensation committee, or another duly authorized committee of the Board, consisting solely of two or more members, each of whom is intended to qualify as a “non-employee director” under Rule 16b-3 of the Exchange Act and an “independent director” under the rules of the stock exchange on which our shares are listed. Subject to the terms of the 2025 Plan and applicable law, the Committee has broad authority and discretion to, among other things: designate eligible individuals to receive Awards; determine the type, number, terms, and conditions of Awards; prescribe the form of each Award Agreement; determine the methods by which Awards may be settled, exercised, canceled, or forfeited; amend the terms of outstanding Awards; interpret and administer the Plan; and make all other determinations necessary for the administration of the Plan.

Shares Available for Awards.    Subject to adjustment as described below, the maximum number of Shares available for issuance under the 2025 Plan (the “Share Limit”) shall be the sum of: (i) the number of Shares that remained available for the grant of new awards under the Company’s 2016 Plan as of the effective date of the 2025 Plan; and (ii) any Shares subject to awards granted under the 2016 Plan that are forfeited, cancelled, expire or otherwise terminate without the issuance of such Shares on or after the effective date of the 2025 Plan. All of these Shares may be granted as Incentive Stock Options. Shares issued under the Plan may be authorized but unissued Shares or Shares acquired by the Company. The Share Limit will automatically increase on January 1 of each calendar year following the effective date of the plan by an amount equal to five percent (5%) of the total number of Shares outstanding on December 31 of the preceding calendar year, or a lesser number of Shares as determined by our Board. If any Award is forfeited, cancelled, expires, terminates, or is settled in cash without the delivery of Shares, the Shares covered by such Award will again become available for grant under the 2025 Plan. Additionally, (i) any Shares withheld in respect of taxes relating to any Award and (ii) any Shares tendered or withheld to pay the exercise price of Options will also become available for future grants under the Plan.

Eligibility.     Any Employee or non-employee Director of the Company or our Subsidiaries is eligible to be selected to receive an Award under the Plan. Eligibility for Incentive Stock Options is limited to Employees of the Company or its “parent corporation” or “subsidiary corporation” as defined in the U.S. Internal Revenue Code (the “Code”).

Types of Awards.     The 2025 Plan permits the grant of any option, SAR, restricted stock, RSU, performance award, other cash-based award or other stock-based award.

Adjustments.     In the event that the Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Shares or other similar corporate transaction or event affecting the Shares, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, the Committee will equitably adjust the number and type of Shares subject to the Plan and outstanding Awards, as well as exercise prices and other terms, to prevent dilution or enlargement of benefits.

Option and SAR Repricing.    Subject to applicable law, the Committee has the discretion to amend outstanding Options or SARs to adjust the exercise or base price, or to cancel, exchange, or surrender outstanding Options or SARs for cash, other Awards, or new Options or SARs with a lower exercise or base price. However, for Awards granted to U.S. taxpayers, the exercise price may not be reduced below the Fair Market Value of the Award on the date the action is taken to reduce the exercise price.

Effect of Termination of Service or a Change in Control on Awards.    The Committee may provide, by rule or regulation or in any applicable award agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of a Participant’s Termination of Service prior to the end of a performance period or vesting, exercise or settlement of such award.

In the event of a “change in control” (as defined in the 2025 Plan), the Committee may, in its sole discretion, take certain actions with respect to outstanding awards, including the continuation or assumption of an award, substitution with a new award, acceleration of vesting, or cancellation of an award in exchange for a cash payment.

Term of the 2025 Plan.    No award shall be granted under the 2025 Plan after the earlier to occur of (i) the 10-year anniversary of the effective date, or (ii) the Board terminates the 2025 Plan under the provisions of the 2025 Plan.

Cancellation or “Clawback” of Awards.    Awards granted under the 2025 Plan are subject to any clawback or recoupment policies adopted by the Company, whether existing at the time of grant or adopted thereafter. The Committee may cancel or require reimbursement of Awards or related proceeds as required by law, stock exchange rules, or Company policy, including to comply with Section 10D of the Exchange Act.

Amendment and Termination.    Except to the extent prohibited by applicable law and unless otherwise expressly provided in an award agreement or in the 2025 Plan, the Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time.

Governing Law.    The 2025 Plan and Award Agreements are governed by and construed in accordance with the laws of the State of New York.

As the 2025 Plan becomes effective upon the completion of this offering, no Awards have been granted under the plan as of the date of this prospectus.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of the date of this prospectus, assuming the conversion of all our issued and outstanding preferred shares into Class A Ordinary Shares on a one-for-one basis (unless otherwise indicated), by:

•        each of our directors and executive officers; and

•        each person known to us to beneficially own more than 5% of our Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC, specifically Rule 13d-3 under the Securities Exchange Act of 1934, as amended. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Voting power includes the power to vote, or to direct the voting of, shares and investment power includes the power to dispose of, or to direct the disposition of, shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Beneficial Owners(1)	Class A Ordinary Shares Beneficially Owned Before This Offering(2)		Class B Ordinary Shares Beneficially Owned Before This Offering(2)		% of Aggregate Voting Power Before This Offering(2)	Class A Ordinary Shares Beneficially Owned After This Offering(3)		Class B Ordinary Shares Beneficially Owned After This Offering(3)		% of Aggregate Voting Power After This Offering(3)
	Number	%	Number	%		Number	%	Number	%
Directors and Executive Officers:
Chen Yukun(4)	7,792,722	30.68			75.20
Ning Jun
Shen Jia
[•]
All directors and executive officers as a group
5% shareholders:
Chen Yukun(4)	7,792,722	30.68			75.20
Flickering Lamp Limited(4)	7,792,722	30.68			75.20
Image Frame Investment (HK) Limited(5)	4,953,753	19.50
LC Fund VII, L.P.(6)	2,820,426	11.10
Cosmic Vision Innovations Limited(7)	2,736,472	10.77
CW Ads Limited(8)	1,836,279	7.23
New Locality Limited(9)	2,569,339	10.11			14.80

____________

*        Less than 1%.

(1)      Unless otherwise indicated, the business address of each of the individuals and entities named in this table is Office Unit No. 1607, Tower I of Metroplaza, 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong.

(2)      The percentages are calculated based on [•] Class A Ordinary Shares and [•] Class B Ordinary Shares outstanding as of the date of this prospectus.

(3)      Assumes no exercise of the underwriters’ over-allotment option and the issuance of [•] Class A Ordinary Shares in this offering. The percentages are calculated based on [•] Class A Ordinary Shares and [•] Class B Ordinary Shares outstanding immediately after the completion of this offering.

(4)     Represents [•]% of Class A Ordinary Shares held of record by Flickering Lamp Limited, a British Virgin Islands company. Flickering Lamp Limited is owned 90% by Blanching Pencil Limited, a British Virgin Islands company, and 10% by Thousand Lakes Limited, a British Virgin Islands company. Blanching Pencil Limited is wholly owned by Bending Chair Limited, also incorporated in the British Virgin Islands. Bending Chair Limited is, in turn, wholly owned by Trident Trust Company (HK) Limited as trustee of the Folding Apartment Trust (the “Trust”). The Trust is established under the laws of the Island of Jersey. Thousand Lakes Limited is 100% owned by Mr. Chen Yukun. Mr. Chen Yukun is the Settlor, and Power Holder of the Trust. As Power Holder, Mr. Chen has the power to direct the investment and voting decisions with respect to the assets held by the Trust. Thousand Lakes Limited is the Discretionary Beneficiary of the Trust, and Mr. Chen Yukun is the sole director of Thousand Lakes Limited. By virtue of his roles as Settlor, and Power Holder of the Trust, and as sole director of Thousand Lakes Limited, sole director of Blanching Pencil Limited and sole director of Flickering Lamp Limited, Mr. Chen Yukun is deemed to have sole voting and investment power over the shares held of record by Flickering Lamp Limited and is therefore deemed the beneficial owner of such shares.

(5)      Represents 4,953,753 Series C preferred shares, will be converted into Class A Ordinary Shares on a one-for-one basis immediately prior to the completion of this offering, held by Image Frame Investment (HK) Limited, a company organized and existing under the laws of Hong Kong. We have been advised that Image Frame Investment (HK) Limited is controlled by Tencent Holdings Limited 騰訊控股有限公司. The business address of Image Frame Investment (HK) Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(6)      Represents (i) 2,452,042 Series B preferred shares, which will be converted into Class A Ordinary Shares on a one-for-one basis immediately prior to the completion of this offering, held by LC Fund VII, L.P., a company organized and existing under the laws of Cayman Island, and (ii) 368,384 Series C preferred shares, which will be converted into Class A Ordinary Shares on a one-for-one basis immediately prior to the completion of this offering, held by LC Fund VII, L.P. We have been advised that the general partner of LC Fund VII, L.P. is LC Fund VII GL Limited. The business address of LC Fund VII, L.P. is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(7)      Represents 2,736,472 Series A preferred shares, which will be converted into Class A Ordinary Shares on a one-for-one basis immediately prior to the completion of this offering, held by Cosmic Vision Innovations Limited, a company organized and existing under the laws of Hong Kong. We have been advised that Cosmic Vision Innovations Limited is controlled by Northern American trust Company, LLC. The business address of Cosmic Vision Innovations Limited is Unit 417, 4/F Lippo CTR Tower, Two No 89 Queensway Admiralty, Hong Kong.

(8)      Represents 1,836,279 Series A preferred shares, which will be converted into Class A Ordinary Shares on a one-for-one basis immediately prior to the completion of this offering, held by CW Ads Limited, a company organized and existing under the laws of British Virgin Islands. We have been advised that CW Ads Limited is controlled by Chengwei Capital HK Limited 成為資本(香港)有限公司. The business address of CW Ads Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(9)      Represents 2,569,339 Class A Ordinary Shares held by New Locality Limited, a company organized and existing under the laws of British Virgin Islands. We have been advised that New Locality Limited is controlled by Ms. Ma Yi. The business address of New Locality Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

Different Voting Rights of Major Shareholders

Holders of our Class A Ordinary Shares are entitled to one (1) vote per share on all matters subject to vote at general meetings of our Company, and holders of our Class B Ordinary Shares are entitled to [•] votes per share on all matters subject to vote at general meetings of our Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a shareholder to any person who is not the designated person or an affiliate of the designated person, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the designated person or an affiliate of the designated person, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Share.

Record Holders in the United States

As of the date of this prospectus, to our knowledge, none of our outstanding Ordinary Shares are held by record holders in the United States.

Control of the Company

As of the date of this prospectus, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

Significant Changes in Ownership

See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our Ordinary Shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2022, to which we have been a party and in which any of our directors, executive officers, beneficial holders of more than 5% of our voting securities, or any of their immediate family members or affiliates, had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Management — Compensation.”

The related parties that have had transactions with us are:

Related Party Name	Relationship
Mr. Chen Yukun	Our chairman, and chief executive officer
Chengdu 9:15 Trade Co.	An entity controlled by our chairman, and chief executive officer, Mr. Chen Yukun

Outstanding Balances with Related Parties

As of December 31, 2024 and 2023, we had the following amounts due from our related parties:

	Year Ended December 31
	2024	2023	2022 (unaudited)
Chengdu 9:15 Trade Co.	$98,827	$100,302	96,259
Mr. Chen Yukun	16,881,176	6,131,504	666,317
	$16,980,003	$6,231,806	762,576

Nature of Related Party Transactions

Amounts Due from Mr. Chen Yukun

Historically, we have utilized a segregated personal bank account of our Chairman and Chief Executive Officer, Mr. Chen Yukun, to collect customer payments. This practice arose due to administrative restrictions and practical delays the Company faced in opening and maintaining its own corporate bank accounts in certain jurisdictions. To ensure business continuity, customer proceeds were temporarily held in a separately opened personal bank account under Mr. Chen’s name. These funds were unsecured, non-interest-bearing, and repayable to the Company upon demand.

The largest amount outstanding from Mr. Chen during the period was $16,881,176. The full outstanding balance was settled and collected by the Company subsequent to December 31, 2024.

Amounts Due from Chengdu 9:15 Trade Co.

Chengdu 9:15 Trade Co. is an entity controlled by our chairman and chief executive officer, Mr. Chen Yukun. The amounts due from this entity represent certain operating expenses we paid on its behalf. These balances were unsecured, non-interest-bearing, and repayable upon demand. The outstanding balance was settled in full subsequent to December 31, 2024.

Policies and Procedures for Related Party Transactions

Upon the completion of this offering, our board of directors will adopt a written related party transaction policy that sets forth the policies and procedures for the review and approval or ratification of related party transactions. This policy will cover any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related party had or will have a direct or indirect material interest.

All future related party transactions will require approval or ratification by our audit committee, which will be composed of independent directors. In reviewing and approving any such transactions, our audit committee is tasked with ensuring that the transaction is on terms no less favorable to us than those that could be obtained in arm’s-length transactions with unaffiliated third parties.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands. As provided in our post-offering memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$50,000 consisting of 500,000,000 shares of a nominal or par value of US$0.0001 each, of which: (i) 481,366,571 are designated as ordinary shares of a nominal or par value of US$ 0.0001 each, (ii) 395,713 are designated as series seed shares of a nominal or par value of US$0.0001, and (iii) 18,237,716 are designated as preferred shares of a nominal or par value of US$0.0001 each, of which 5,653,044 are designated as series A convertible redeemable preferred shares, 3,916,433 are designated as series B convertible redeemable preferred shares, and 8,668,239 are designated as series C convertible redeemable preferred shares.

As of the date immediately prior to this offering, our authorized share capital consists of US$50,000 divided into 500,000,000 ordinary shares of par value of US$0.0001 each, comprising (i) [•] Class A ordinary shares of par value of US$0.0001 each and (ii) [•] Class B ordinary shares of par value of US$0.0001 each. Upon completion of this offering, we will have [•] Class A Ordinary Shares and [•] Class B Ordinary Shares issued and outstanding, assuming the underwriter does not elect to exercise their option to purchase additional Class A Ordinary Shares from us and no preference shares will be in issue. As of the date of this prospectus, our total issued share capital is US$2,540.8524. All of our issued and outstanding ordinary shares are fully paid. Immediately prior to the completion of this offering, all of our issued and outstanding series seed shares and preferred shares will be re-designated or converted into Class A ordinary shares on a one-for-one basis.

The following are summaries of material provisions of our current memorandum and articles of association as they relate to material terms of our series seed shares and preferred shares.

Series Seed Shares and Preferred Shares

Conversion right

Unless converted earlier due to automatic conversion rights of series seed shares and preferred shares, (i) each holder of series seed shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the series seed shares into ordinary shares at any time, (ii) each holder of preferred shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares at any time.

The conversion rate for series seed shares shall be 1:1. The conversion rate for preferred shares shall be determined by dividing the applicable preferred share issue price by the conversion price then in effect at the date of the conversion. The initial conversion price for the applicable preferred shares will be the applicable preferred share issue price (i.e., a 1-to-1 initial conversion ratio), which will be subject to adjustments to reflect stock dividends, stock splits and other events.

Redemption right

On or after the earlier of (A) September 30, 2026 up to which date the Company has not completed a QIPO (as defined in our current memorandum and articles of association) which date may be extended for no more than three (3) months upon mutual agreement between the Company and all the investor directors, provided that the investor directors shall not withhold such consent if the Company is able to provide reasonable proof that it will complete the QIPO on or before December 31, 2026, or (B) the occurrence of other redemption events in our current memorandum and articles of association, any holder of the then outstanding series A preferred shares shall be entitled to request the Company to redeem all or some of the then outstanding series A preferred shares held by such holder. The redemption price for each series A preferred shares shall be equal to one hundred and fifty percent (150%) of the series A preferred share issue price, calculating from the series A original issue date to the series A redemption price payment date, plus all declared but unpaid dividends thereon up until the date of redemption, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions.

On or after the earlier of (A) September 30, 2026 up to which date the Company has not completed a QIPO which date may be extended for no more than three (3) months upon mutual agreement between the Company and all the investor directors, provided that the investor directors shall not withhold such consent if the Company is able to provide reasonable proof that it will complete the QIPO on or before December 31, 2026, or (B) the occurrence of other redemption events in our current memorandum and articles of association, any holder of the then outstanding series A preferred shares shall be entitled to request the Company to redeem all or some of the then outstanding series B preferred shares held by such holder. The redemption price for each series B preferred shares shall be equal to one hundred and ten percent (110%) of the series A preferred share issue price, calculating from the series B original issue date to the series B redemption price payment date, plus all declared but unpaid dividends thereon up until the date of redemption, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions.

On or after the earlier of (A) September 30, 2026 up to which date the Company has not completed a QIPO which date may be extended for no more than three (3) months upon mutual agreement between the Company and all the investor directors, provided that the investor directors shall not withhold such consent if the Company is able to provide reasonable proof that it will complete the QIPO on or before December 31, 2026, or (B) the occurrence of other redemption events in our current memorandum and articles of association, any holder of the then outstanding series A preferred shares shall be entitled to request the Company to redeem all or some of the then outstanding series B preferred shares held by such holder. The redemption price for each series C preferred share redeemed shall be the series C preferred share issue price, plus (i) an interest rate of 10% per annum, calculating from the series C original issue date to the series C redemption price payment date and (ii) all declared but unpaid dividends thereon up until the date of redemption, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions.

Voting Right

Each series seed shares and preferred share shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. To the extent that the Companies Act, the current memorandum and articles of association or the shareholders agreement require the series seed shares and/or preferred shares to vote separately as a class with respect to any matters, the holders of series seed shares and preferred shares and ordinary shares shall vote together as a single class.

Dividend

No dividend, whether in cash, in property or in shares of the capital of the Company, shall be paid on any other class or series of shares of the Company unless and until a dividend in like amount is first paid in full on the preferred shares (each pari passu and on an as-converted and pro-rata basis). Holders of the preferred shares shall also be entitled to receive any non-cash dividends declared by the board of directors on an as-converted basis.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the order of distribution or payment shall be made from senior shares to junior shares. That is from the holders of series C preferred shares to holders of series A preferred shares. After the full preferred share preference amount on all outstanding preferred shares has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among all the shareholders of the Company, including the holders of the preferred shares (on an as-converted basis).

The following are summaries of material provisions of our post-offering memorandum and articles of association and the Cayman Islands laws insofar as they relate to material terms of our Class A Ordinary Shares that we expect will become effective upon the closing of this offering.

Assuming that we obtain the requisite shareholder approval, we will adopt a sixth amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of certain material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our post-offering memorandum and articles of association, our Company by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors.

Subject to any rights and restrictions for the time being attached to any shares:

1.      all dividends shall be declared and paid according to the amounts paid up on the shares, but if and for so long as nothing is paid up on any of the shares dividends may be declared and paid according to the par value of the shares;

2.      any dividend payable in cash to the holder of shares may be paid in any manner determined by the directors; and

3.      the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the directors, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the directors may from time to time think fit. Where our board of directors or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the directors may fix the value of such specific assets, may determine that cash payment shall be made to some shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the directors think fit.

Any dividend payable in cash to the holder of shares may be paid in any manner determined by the directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the register of members of the Company, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register of members of the Company in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

The directors may, if they think fit, receive from any shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an ordinary resolution, eight percent per annum) as may be agreed upon between the shareholder paying the sum in advance and the directors. No such sum paid in advance of calls shall entitle the shareholder paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the board of directors and, if so forfeited, shall revert to the Company.

No dividend shall bear interest against the Company.

Voting Rights

Subject to any rights or restrictions attached to any Class A Ordinary Shares and Class B Ordinary Shares, each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to [twenty (20)] votes on all matters subject to vote at general meetings of the Company. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. Votes may be given either personally or by proxy.

Transfer of Ordinary Shares

Subject to the Companies Act and our post-offering memorandum and articles of association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in a form prescribed by the relevant stock exchange or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors may, in their absolute discretion, decline to register any transfer of shares which is not fully paid up or on which the Company has a lien.

Our board of directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged with our Company, accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty calendar days in any calendar year) as our board of directors may determine.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)     if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise; and

(ii)    if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in species or kind the whole or any part of the assets of our Company, whether they shall consist of property of the same kind or not, and the liquidator may, for such purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholder. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any asset upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to our post-offering memorandum and articles of association and to the terms of allotment, our board of directors may, from time to time, make such calls upon the shareholders in respect of any moneys unpaid on their shares, and each shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares. A call shall be deemed to have been made at the time when the resolution of the directors authorising such call was passed. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the directors shall be at liberty to waive payment of that interest wholly or in part. The directors may, if they think fit, receive from any shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an ordinary resolution, eight percent per annum) as may be agreed upon between the shareholder paying the sum in advance and the directors.

If a shareholder fails to pay any call or instalment of a call in respect of partly paid shares on the day appointed for payment, the directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued. The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the shares forfeited.

Redemption of Ordinary Shares

Subject to the Companies Act, our post-offering memorandum and articles of association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of shares, the Company may purchase its own shares (including any redeemable shares) on such terms and in such manner and terms as have been approved by the board of directors, or are otherwise authorised by the articles.

Subject to the Companies Act, our post-offering memorandum and articles of association, and to any special rights conferred on the holders of any shares or attaching to any class of shares, the Company may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or the Company. The redemption of shares shall be effected in such manner and upon such terms as may be determined, before the issue of such shares, by the board of directors.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our post-offering memorandum and articles of association, whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. To every such separate meeting all the provisions of our post-offering memorandum and articles of association relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more persons holding or representing by proxy at least one-third in nominal or par value amount of the issued shares of the relevant class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the shares of that class, every shareholder of the class shall have one vote for each share of the class held by him.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company.

General Meetings of Shareholders

Our Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting.

Extraordinary general meetings may be convened on the requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists. If there are no directors as at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

At least ten (10) clear days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(i)     in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and

(ii)    in the case of an extraordinary general meeting, by holders of two-thirds of the shareholders having a right to attend and vote at the meeting present or, in the case of a corporation or other non-natural person, represented by its duly authorised representative or proxy.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business.

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our Company (save for our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. They will, however, have such rights as may be set out in our post-offering memorandum and articles of association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)     increase its share capital by new shares of such amount as it thinks appropriate;

(b)    consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c)     divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorised by the Company, no resolution of the Company in general meeting is required for the issuance of shares of that class and the directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)    subdivide its shares, or any of them, into shares of an amount smaller than that fixed by our post-offering memorandum and articles of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)     cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may obtain an undertaking against the imposition of any future taxation;

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Reconstructions and amalgamations may be approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting member has the right to express to the court his view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, it can be expected that the court would approve the transaction if it is satisfied that (i) the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with, (ii) the members have been fairly represented at the meeting in question, (iii) the transaction is such as a businessman would reasonably approve and (iv) the transaction is not one that would more properly be sanctioned under some other provisions of the Companies Act or that would amount to a “fraud on the minority”. If the transaction is approved, no dissenting member would have any rights comparable to the appraisal rights (namely the right to receive payment in cash for the judicially determined value of his shares), which may be available to dissenting members of corporations in other jurisdictions.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than ninety percent (90%) in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but it is unlikely to succeed in the case of an offer which has been so accepted unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own dishonesty, wilful default or fraud. Our post-offering memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our post-offering memorandum and articles of association provide that any action required or permitted to be taken at general meetings of our Company may only be taken upon the vote of shareholders at general meeting and shareholders may approve corporate matters by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company to requisition an extraordinary general meeting of our shareholders, in which case our board shall proceed to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by an ordinary resolution, notwithstanding anything in the post-offering memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement).

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances and Repurchases

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

We did not issue any ordinary shares in the past three years.

Preferred Shares

In April and May 2025, the Company repurchased an aggregate of 1,212,122 series B preferred shares for an aggregate purchase price at US$3,404,460 and 2,374,844 series C preferred shares for an aggregate purchase price at US$24,593,277 from Vision Plus Capital Fund II, L.P., Image Frame Investment (HK) Limited, LC Fund VII, L.P., LC Parallel Fund VII, L.P., Danhua Capital II, L.P., representing a portion of their holdings of preferred shares as requested by such shareholders.

Option and Award Grants

We have granted options to purchase our Class A ordinary shares to certain of our executive officers and employees. See “Management — Equity Incentive Plan.”

Shareholders Agreement

Our currently effective shareholders agreement was entered into on [•] by and among us, our shareholders, and certain other parties named therein.

The current shareholders agreement provides for certain special rights, including registration right, preemptive right, right of first refusal, right of co-sale, drag-along right, redemption right, liquidation right and contains provisions governing the board of directors and other corporate governance matters. Those special rights (except the registration right as described below), as well as the corporate governance provisions, will terminate upon the completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our Class A Ordinary Shares. We cannot assure you that a liquid trading market for our Class A Ordinary Shares will develop on Nasdaq or be sustained after this offering. Future sales of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A Ordinary Shares. Further, since a large number of our Class A Ordinary Shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Immediately following the completion of this offering, our issued and outstanding share capital will consist of [•] Class A Ordinary Shares and [•] Class B Ordinary Shares (or [•] Class A Ordinary Shares if the underwriters exercise their over-allotment option in full). All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect prevailing market prices of our Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares, and while we intend to submit application for the Class A Ordinary Shares to be listed on Nasdaq, we cannot assure you that a regular trading market will develop in the Class A Ordinary Shares.

Lock-Up Agreements

We, our directors and executive officers, and our existing shareholders of 5% or more of our issued and outstanding Ordinary Shares as of the date of this prospectus have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Ordinary Shares, or any securities convertible into or exchangeable or exercisable for our Ordinary Shares, for a period of 180 days after the date of this prospectus. After the expiration of the 180 days period, the Ordinary Shares held by our directors, executive officers and our existing shareholders of 5% or more of our issued and outstanding Ordinary Shares as of the date of this prospectus may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•        1% of the then outstanding Shares of the same class, which will equal approximately [•] Class A Ordinary Shares immediately after this offering assuming the over-allotment option is not exercised and [•] Class A Ordinary Shares assuming the over-allotment option is exercised in full; or

•        the average weekly trading volume of our Shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

TAX CONSIDERATIONS

The following summary of Cayman Islands, Hong Kong, and U.S. federal income tax considerations of an investment in the Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the Class A Ordinary Shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong, and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

Hacker Interstellar HK is incorporated in Hong Kong and was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2023/2024 and 2022/2023. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, Hacker Interstellar HK is not taxed on their foreign-sourced income. In addition, payments of dividends from Hacker Interstellar HK to us is not subject to any withholding tax in Hong Kong.

Material United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        the Company’s officers or directors;

•        holders who are not U.S. Holders;

•        holders that actually, indirectly, or constructively own 5% or more of (i) the total combined voting power of all classes of the Company’s shares that are entitled to vote or (ii) the total value of all classes of the Company’s shares; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares would be eligible for the reduced rates of taxation described in this paragraph.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will generally be treated as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Class A Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individual and certain other non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the

Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. Failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the taxable years for which such form is required to be filed. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Kingswood Capital Partners LLC is acting as representative (the “Representative”) of the underwriters. Subject to the terms and conditions of an underwriting agreement between us and the Representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Underwriters	Number of Ordinary Shares
[Kingswood Capital Partners LLC]	[•]
[Long Bridge HK Limited]	[•]
Total	[•]

The Representative is committed to purchase all the shares offered by this prospectus if it purchases any shares. The Representative is not obligated to purchase the shares covered by the Representative’s over-allotment option to purchase shares as described below. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The shares are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken, other than those shares covered by the over-allotment option described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Over-Allotment Option

We have granted a 45-day option to the Representative to purchase up to additional shares at a public offering price of $[•] per share, solely to cover over-allotments, if any. The Representative may exercise this option for 45 days from the date of closing of this offering solely to cover sales of shares by the Representative in excess of the total number of shares set forth in the table above. If any of these additional shares are purchased, the Representative will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting Discounts and Expenses

The underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession. If all of the shares offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts, non-accountable expense allowance, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the representative of the underwriters.

	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts ([•]%)	$	$	$
Non-accountable expense allowance ([•]%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay to the underwriters by deduction from the net proceeds of the offering contemplated herein, a discount equal to 7% of the gross proceeds received by us from the sale of the shares. We have also agreed to pay the Representative a non-accountable expense allowance in the amount equal to one percent (1%) of the gross proceeds of this offering.

We have agreed to pay the representative a total of $140,000 advisory fees for its advisory service in connection with this Offering, payable as follows: (i) sixty thousand dollars ($60,000) will be paid upon the execution of the engagement letter, (ii) sixty thousand dollars ($60,000) will be paid within 3 business days upon the first confidential filing of the registration statement with the SEC, (iii) the remaining twenty thousand dollars ($20,000) will be paid upon closing of the Offering.

We will be responsible for and will pay all expenses relating to the Offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the Securities with the Commission; (b) all fees and expenses relating to the listing of the Class A Ordinary Shares of the Company on a national exchange, if applicable; (c) all fees, expenses and disbursements relating to the registration or qualification of the Securities under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be the representative’s counsel) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Securities under the securities laws of such foreign jurisdictions as the representative may reasonably designate; (e) the costs of all mailing and printing of the Offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of Securities from the Company to the representative; (g) the fees and expenses of the Company’s accountants; and (h) all filing fees and communication expenses associated with the review of the Offering by FINRA. The representative shall communicate with the Company and obtain the Company’s consent before engaging other parties who will participate in this Offering, such as the representative’s counsel. The Company shall not unreadably delay its response and shall act in good faith when the representative inquires.

We have agreed to reimburse the representative for its reasonable out-of-pocket expenses (including, but not limited to, underwriter’s counsel(s) fees, expenses associated with D&O background check, roadshow, and third-party financial due diligence) in connection with the performance of its services for the purpose of the Offering, regardless of whether the Offering is successfully closed, for an aggregate amount of up to $230,000 (the “Accountable Expense”), provided that any expense over $5,000 shall require prior written or email approval of the Company.

Notwithstanding anything to the contrary in this prospectus, the compensation and expenses provided for in the Underwriting Agreement shall be subject to such a reduction as may be necessary for the compensation to comply with FINRA Rule 5110.

Right of First Refusal

For a period of 15 months from the closing of this public offering (but no longer than three years from the commencement of sales of this public offering in accordance with FINRA Rule 5110(g)(6)), the Representative shall have a right of first refusal to act as lead or joint investment banker, lead or joint book-runner, and/or lead or joint placement agent, for each and every future public and private equity and debt offering, including but not limited to, (i) any equity, equity-linked, debt or mezzanine financing or other investment in the Company (including a secondary sale or offering by security holders effected with the Company’s assistance); (ii) any tender offer or exchange offer for, debt, convertible debt securities; (iii) any merger, consolidation, sale, transfer or other disposition of all or a material portion of the Company’s stocks or assets; (iv) restructuring transactions including, extraordinary dividend, stock repurchase, spin-off, etc.

Listing

We intend to apply to list our shares on the Nasdaq Capital Market under the symbol “[•].” At this time, Nasdaq has not yet approved our application to list our shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our shares will be approved for listing on Nasdaq.

Indemnification

We have agreed to indemnify the Representative against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the Representative may be required to make in respect of those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

Lock-up Agreements

We have agreed not to, for a period of 180 days from the date of this prospectus, issue, offer, pledge, sell, directly or indirectly, any number of shares issued by us or any securities convertible into or exercisable or exchangeable for shares issued by us (excluding, however, the issuance of any shares or other equity awards pursuant to our executive compensation or employee benefit plan), without the prior written consent of the Representative.

Furthermore, each of our directors and executive officers and our principal stockholders (5% or more stockholders) has also agreed to enter into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our shares and securities that are substantially similar to our shares. These lock-up agreements contain customary exceptions, including transfers (i) as bona fide gifts; (ii) to trusts for the direct or indirect benefit of the holder or the holder’s immediate family; (iii) to affiliates or, if the holder is a corporation, partnership, limited liability company or other entity, to its equity holders; (iv) by will, intestacy, or pursuant to a court order or qualified domestic relations order; (v) to us in connection with the vesting, settlement or exercise of stock options, restricted stock units or other equity awards (including net or cashless exercises), provided that the shares so received remain subject to the lock-up restrictions; (vi) in connection with a tender offer, merger, consolidation or other similar transaction involving a change of control of us; (vii) pursuant to a trading plan established under Rule 10b5-1 that does not provide for transfers during the lock-up period; and (viii) in private transfers not involving a public offering, provided that in each case the transferee agrees in writing to be bound by the terms of the lock-up agreement and no public filing or announcement is required or made during the lock-up period (other than a Form 5 or other filing permitted to be made after the expiration of the lock-up period).

Pricing of the Offering

Prior to this offering, there has been no public market for our shares. The initial public offering price has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of our shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. The shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares of shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source to close out a covered short sale, the underwriters will consider, among other things, the open market price compared to the price available under the option to purchase additional shares of shares. The underwriters may also sell shares in excess of the option to purchase additional shares of shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our shares in this offering because such underwriter repurchases the shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase our shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares, where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares has been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•        to legal entities which are qualified investors as defined under the Prospectus Regulation;

•        by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for our shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our shares in, from or otherwise involving the United Kingdom.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding UP and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”), or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Singapore

This document has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and where (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

No offer is made to you with a view to the securities being subsequently offered for sale to any other party. There are on-sale restrictions that may be applicable to investors who acquire securities. As such, investors are advised to acquaint themselves with the provisions of the SFA relating to resale restrictions and comply accordingly.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•        a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•        a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:

•        to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•        where no consideration is given for the transfer;

•        where the transfer is by operation of law;

•        as specified in Section 276(7) of the SFA; or

•        as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the Nasdaq listing fee, all amounts are estimates.

SEC Registration Fee	$
Nasdaq Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Miscellaneous Expenses	$
Total	$

LEGAL MATTERS

Loeb & Loeb LLP is acting as counsel to our Company regarding U.S. securities law matters and by Chen & Lee Law Office with respect to certain legal matters of Hong Kong laws. The validity of the Shares offered hereby will be passed upon for us by Harney Westwood & Riegels. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriter by MagStone Law. Legal matters as to PRC law will be passed upon for us by AllBright Law Offices (Fuzhou). Loeb & Loeb LLP may rely upon Harney Westwood & Riegels with respect to matters governed by Cayman Islands law and AllBright Law Offices (Fuzhou) with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Hacker Interstellar Inc. as of December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024, included in this prospectus have been so included in reliance on the report of HTL International, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The business address of HTL International, LLC is 12 Greenway Plaza Suite 1100, Houston, TX, the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the Class A Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. You should read our registration statement and its exhibits and schedules for further information with respect to us and our Class A Ordinary Shares. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F and reports on Form 6-K, and other information with the SEC. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Hacker Interstellar Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Hacker Interstellar Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hacker Interstellar Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2024 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2025.

Houston, Texas

July 18, 2025

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	35,365,345	70,789,788
Restricted cash	9	64,198
Prepayments and other current assets	1,942,398	3,036,862
Due from related parties	16,980,003	6,231,806
Short-term investments	41,291,503	—
Total current assets	95,579,258	80,122,654

NON-CURRENT ASSETS
Prepayments and other assets	42,158	42,787
Property and equipment, net	744	11,069
Right-of-use assets	137,491	336,747
Deferred tax assets	—	1,930,979
Total non-current assets	180,393	2,321,582
Total assets	95,759,651	82,444,236

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	991,252	1,916,938
Contract liabilities	13,456,929	17,340,902
Other payables and accrued liabilities	2,551,032	2,263,207
Operating lease liabilities – current	130,952	152,394
Income taxes payable	1,306,981	—
Total current liabilities	18,437,146	21,673,441

NON-CURRENT LIABILITIES
Deferred tax liabilities	277,778	—
Operating lease liabilities – noncurrent	—	132,906
Total non-current liabilities	277,778	132,906
Total liabilities	18,714,924	21,806,347

COMMITMENTS AND CONTINGENCIES

MEZZANINE EQUITY:
Series A convertible redeemable preferred shares (US$ 0.0001 par value; 5,653,044 shares authorized, issued and outstanding as of December 31, 2024, and 2023)	6,000,000	6,000,000
Series B convertible redeemable preferred shares (US$ 0.0001 par value; 3,916,433 shares authorized, issued and outstanding as of December 31, 2024, and 2023)	11,000,000	11,000,000
Series C convertible redeemable preferred shares (US$ 0.0001 par value; 8,668,239 shares authorized, issued and outstanding as of December 31, 2024, and 2023)	88,376,164	83,076,164
Total mezzanine equity	105,376,164	100,076,164

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2024	December 31, 2023
	USD	USD
SHAREHOLDERS’ DEFICIT
Ordinary shares ($0.0001 par value; 481,366,571 shares authorized, 10,362,061 shares issued and outstanding as of December 31, 2024 and 2023)	1,036	1,036
Series seed shares ($0.0001 par value; 395,713 shares authorized, issued and outstanding as of December 31, 2024 and 2023)	40	40
Additional paid-in capital	955,323	930,608
Accumulated deficit	(27,567,987)	(39,118,162)
Accumulated other comprehensive losses	(1,719,849)	(1,251,797)
Total shareholders’ deficit	(28,331,437)	(39,438,275)
Total liabilities, mezzanine equity and shareholders’ deficit	95,759,651	82,444,236

The accompanying notes are an integral part of these consolidated financial statements.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2024	2023
	USD	USD
REVENUES	91,893,718	76,397,223
COST OF REVENUES	(63,796,605)	(51,077,279)

GROSS PROFIT	28,097,113	25,319,944

OPERATING EXPENSES
Selling expenses	(3,534,503)	(3,765,913)
General and administrative expenses	(1,567,896)	(1,026,994)
Research and development expenses	(4,218,787)	(4,600,675)
Total operating expenses	(9,321,186)	(9,393,582)

INCOME FROM OPERATIONS	18,775,927	15,926,362

OTHER INCOME (EXPENSE)
Government subsidies	3,823	180,981
Foreign currency transaction losses	(782,724)	(1,140,711)
Interest income	2,066,205	1,835,348
Unrealized gain on short-term investments	831,412	—
Other expenses, net	(531,106)	(42,470)
Total other income, net	1,587,610	833,148

INCOME BEFORE INCOME TAXES	20,363,537	16,759,510
PROVISION FOR INCOME TAX	(3,513,362)	(2,668,158)

NET INCOME	16,850,175	14,091,352
Accretions of convertible redeemable preferred shares to redemption value	(5,300,000)	(5,300,000)
NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY	11,550,175	8,791,352

NET INCOME	16,850,175	14,091,352
OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(468,052)	(506,310)
TOTAL COMPREHENSIVE INCOME	16,382,123	13,585,042
Accretions of convertible redeemable preferred shares to redemption value	(5,300,000)	(5,300,000)
COMPREHENSIVE INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY	11,082,123	8,285,042

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Weighted average number of ordinary shares outstanding-Basic	10,757,774	10,757,774
Weighted average number of ordinary shares outstanding-Diluted	30,431,195	30,397,386
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY AND SERIES SEED SHAREHOLDERS
Earnings per ordinary share – Basic	1.07	0.82
Earnings per ordinary share – Diluted	0.55	0.46

The accompanying notes are an integral part of these consolidated financial statements.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary Shares		Series Seed Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Losses	Total
	Shares	Par value	Shares	Par value
		USD		USD	USD	USD	USD	USD
BALANCE, December 31, 2022	10,362,061	1,036	395,713	40	890,332	(47,909,514)	(745,487)	(47,763,593)
Share-based compensation	—	—	—	—	40,276	—	—	40,276
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	(5,300,000)	—	(5,300,000)
Net income	—	—	—	—	—	14,091,352	—	14,091,352
Foreign currency translation	—	—	—	—	—	—	(506,310)	(506,310)
BALANCE, December 31, 2023	10,362,061	1,036	395,713	40	930,608	(39,118,162)	(1,251,797)	(39,438,275)
Share-based compensation	—	—	—	—	24,715	—	—	24,715
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	(5,300,000)	—	(5,300,000)
Net income	—	—	—	—	—	16,850,175	—	16,850,175
Foreign currency translation	—	—	—	—	—	—	(468,052)	(468,052)
BALANCE, December 31, 2024	10,362,061	1,036	395,713	40	955,323	(27,567,987)	(1,719,849)	(28,331,437)

The accompanying notes are an integral part of these consolidated financial statements.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2024	2023
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	16,850,175	14,091,352
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,257	14,436
Share-based compensation	24,715	40,276
Amortization of operating lease right-of-use assets	196,124	203,266
Deferred tax expenses	2,205,187	2,668,158
Unrealized foreign currency transaction gain	(449,842)	(379,578)
Realized and unrealized gain on short term investments	(1,291,503)	—
Change in operating assets and liabilities:
Prepayment and other current assets	1,093,940	964,304
Due from related parties	(10,749,682)	(5,470,868)
Accounts payable	(913,261)	511,595
Contract liabilities	(3,883,973)	4,186,202
Other payables and accrued liabilities	318,388	997,107
Operating lease liabilities	(151,559)	(202,243)
Income taxes payable	1,308,175	—
Net cash provided by operating activities	4,567,141	17,624,007

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales or maturities of short-term investments	23,000,000	72,780,796
Payments for purchase of short-term investments	(63,000,000)	(37,000,000)
Net cash (used in) provided by investing activities	(40,000,000)	35,780,796

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(55,773)	(134,187)

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(35,488,632)	53,270,616

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	70,853,986	17,583,370

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	35,365,354	70,853,986

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year
Cash, cash equivalents	70,789,788	17,518,233
Restricted cash	64,198	65,137
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	70,853,986	17,583,370

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year
Cash, cash equivalents	35,365,345	70,789,788
Restricted cash	9	64,198
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	35,365,354	70,853,986

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	—	—
Cash paid for interest expense	—	—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Accretions of convertible redeemable preferred shares to redemption value	5,300,000	5,300,000
Initial recognition of right-of-use assets	—	347,368

The accompanying notes are an integral part of these consolidated financial statements.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Organization

Nature of Business

Hacker Interstellar Inc. (“Hacker Cayman” or the “Company”), through its wholly-owned subsidiaries, is a global company at the forefront of voice-centric social networking and AI voice technology, with a primary focus on emerging markets such as South Asia, the Middle East, and Southeast Asia. Leveraging its proprietary vernacular language AI voice models, our core voice chat room products, notably our flagship platform YoYo, have achieved scalable user bases and monetization. The Company is strategically expanding its offerings to include AI-powered voice tools and business-to-business solutions, with the goal of becoming a fundamental voice interaction platform provider for users of vernacular languages and dialects globally.

Hacker Cayman was incorporated in the Cayman Islands with limited liability on August 11, 2015. Hacker Cayman holds all of the outstanding equity of Hacker Interstellar HK Limited (“Hacker Interstellar HK”), which was established under the laws of Hong Kong on August 11, 2015. Hacker Interstellar HK is a company holding all of the outstanding equity of Beijing Tomorrow Wormhole Technology Co., Ltd. (“Beijing WFOE”), a wholly foreign-owned enterprise incorporated in the People’s Republic of China (“PRC”) on December 22, 2015, and Chengdu Today Wormhole Technology Co., Ltd. (“Chengdu WFOE”), a wholly foreign-owned enterprise incorporated in PRC on January 22, 2021.

On December 15, 2024, the former shareholders transferred 100% ownership interest of Beijing Tongshi Technology Co., Ltd. (“Beijing Tongshi”), which was incorporated on December 23, 2014 under the laws of the PRC to Beijing WFOE, which is 100% owned by Hacker Cayman through Hacker Interstellar HK. After the transfer of ownership, Hacker Cayman owns 100% equity interests of Beijing Tongshi through Hacker Interstellar HK and Beijing WFOE. As the Company and Beijing Tongshi are under the common control of Mr. Chen Yukun before and after the acquisition, the acquisition was accounted for as a common control transaction in a manner similar to the pooling-of-interests method. Therefore, the Company is required to present its prior period financial statements on a retroactive basis for all periods presented as if the combination had been in effect since the inception of common control, which was prior to the beginning of the earliest presented period.

On June 29, 2025, the Company entered into an agreement to sell its wholly owned subsidiaries, Beijing WFOE and Chengdu WFOE, to two independent third parties, respectively, for total consideration of approximately $34,399,000, subject to customary closing adjustments. The transaction closed on June 30, 2025.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities as of December 31, 2024:

Name	Background	Ownership
Hacker Interstellar HK Limited (“Hacker Interstellar HK”)	A Hong Kong company incorporated on August 11, 2015 that provides social networking services	100% directly owned by Hacker Cayman
Beijing Tomorrow Wormhole Technology Ltd. (“Beijing WFOE”)	A PRC limited liability company incorporated on December 22, 2015 that focuses on research and development	100% directly owned by Hacker Interstellar HK
Chengdu Today Wormhole Technology Co., Ltd. (“Chengdu WFOE”)	A PRC limited liability company incorporated on January 22, 2021 that focuses on research and development	100% directly owned by Hacker Interstellar HK
Beijing Tongshi Technology Co., Ltd. (“Beijing Tongshi”)	A PRC limited liability company incorporated on December 23, 2014 that has no operation commenced yet	100% directly owned by Beijing WFOE

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

All consolidated financial statements and notes to the consolidated financial statements are presented in United States dollars (“US Dollar” or “US$” or “$”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include, allowance for credit losses, option pricing model assumption of stock-based compensation, deferred tax assets and valuation allowance. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash includes deposits held by banks or other financial institutions that can be added or withdrawn without limitation and highly liquid investments with maturities of three months or less when purchased.

Restricted Cash

Cash that is restricted to withdrawal or for use is reported separately on the consolidated balance sheets. The Company’s restricted cash mainly represents deposits used as security against entrusted loans.

Short-term Investments

Short-term investments are highly liquid investments with original maturities of greater than 90 days but less than one year from date of purchase. Our short-term investments consist primarily of U.S. Government securities, time deposits, and money market funds. U.S. Government securities are classified as held-to-maturity based on our positive intent and ability to hold the securities to maturity. Held-to-maturity securities are reported at amortized cost. Income related to held-to-maturity securities is recorded in interest income in the consolidated statements of income. Money market funds are classified as trading securities based on our frequent trading with the objective of generating profits on short-term differences in price. Trading securities are reported at fair value, with unrealized gains and losses recorded in the consolidated statements of income.

Prepayment and Other Assets

Prepayment and other assets mainly include (1) advances to suppliers which represent prepayments made to vendors or service providers for goods or services that will be received in the future as part of the Company’s normal business operations, which are typically made under contractual agreements to secure future deliveries or services. These amounts are refundable and bear no interest. (2) receivable from third party platforms which represents amounts due from third party payment platforms for the recharge collection from user (3) lease or other deposits.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Most of the amounts have an aging of 90 days or less, are with a strong credit profile, and not experienced any historical credit losses. Management monitors the creditworthiness of these counterparties on an ongoing basis and reviews periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and 2023, the Company made $nil and $nil allowance for impairment, respectively.

Allowance for Credit Losses

The Company elected to adopt Accounting Standards Update (ASU) 2016-13, Financial Instruments — Credit Losses (Topic 326), effective January 1, 2023. Receivable from third party platforms, held to maturity investment under short-term investments and due from related parties are measured at amortized cost and are subject to the current expected credit loss (CECL) model in accordance with ASC 326.

The Company estimates expected credit losses using a loss-rate method based on historical collection experience, adjusted for current conditions and reasonable and supportable forecasts. These amounts are generally short-term with low credit risk, and historically have not resulted in significant losses. The allowance for credit losses is reviewed at each reporting date. Changes in expected credit losses are recorded in earnings as credit loss expense. Amounts determined to be uncollectible are written off against the allowance when collection is deemed remote.

Property and Equipment

Property and equipment are stated at cost and consist of office equipment. Equipment is depreciated over its estimated useful life and the related depreciation expense is computed using the straight-line method.

The estimated useful lives are as follows:

Useful life
Office equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the useful lives to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for Long-lived Assets

Long-lived assets, including property and equipment, with finite lives and right-of-use assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the year ended December 31, 2024 and 2023, no impairment of long-lived assets was recognized on consolidated statements of income. The gain or loss of disposal of certain scrapping fixed assets are recognized in the operating expense as the difference between the amount received for the asset and its book value.

Value Added Taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from providing services is generally subject to VAT at the rate of 6% for PRC subsidiaries. The Company paid to local tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in other payables and accrued liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Revenue Recognition

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company generated revenue from its YoYo platform, which is a voice-centric social networking and entertainment mobile application for group chatting and allows individual users free access to the basic functions on the application. YoYo platform also provides enhanced experience through in-app purchases, which include sales of virtual items, virtual gifts, mini-interactive games, and VIP memberships. To make in-app purchases, individual users are required to convert fiat currency into the Company’s virtual currency, also known as Coins, through various third-party payment platforms. All services and items on the platform are quoted with virtual currency prices. Virtual currency is non-refundable, kept in a user’s coin account, and does not have expiration date. As the virtual currency is often consumed soon after it is purchased based on history of turnover, the Company considers the impact of the breakage amount for virtual currency is insignificant. Unconsumed virtual currency is recorded as contract liabilities. Virtual currencies used to purchase virtual items and gifts are recognized as revenue according to the prescribed revenue recognition policies of virtual items and gifts addressed below unless otherwise stated.

The Company evaluates and determines that it is the principal and views platform users to be its customers. There are a few parties involved in the delivery of services to customers apart from the Company, which includes the mobile phone operating system provider and the payment platforms, who facilitates the transaction by providing infrastructure support such as providing an operating platform to run the application and a payment mechanism. The Company has determined that it has control over the services provided on the YoYo platform before transferred to the end consumer because the Company is responsible for designing and preparing all the contents in the YoYo platform, and the Company also has the ability to monetize the virtual items or gifts before they are transferred to users, as well as the sole discretion in designing the specifications and establishing pricing of virtual items, gifts, and upgrade service. Accordingly, the Company recognizes its revenue on a gross basis.

Virtual Gifts

The Company generates revenue from the sale of virtual gifts on the YoYo platform. Platform users may purchase virtual gifts, such as animations, from YoYo’s marketplace for another user to show support, care, or love for social purposes. These gifts are often flashy and visible to all viewers, enhancing user engagement, visibility, and social status in the YoYo community. Each virtual gift has a fixed virtual currency price. The Company recognizes virtual gift revenue at a point in time when a gift is consummated, which is upon the delivery of a virtual gift from one user to another.

Virtual Items

The Company generates revenue from the sale of virtual items on the YoYo platform. Virtual items, such as avatars, skins, badges, social titles, stickers, emojis, and interactive tools, are available on YoYo’s marketplace and play a key role in user customization and engagement. Each virtual item has a fixed virtual currency price. The Company recognizes virtual item revenue either at a point in time when an item is consummated immediately or overtime at

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

a straight line basis when a virtual item is valid and effective over a period of time, which is typically one month upon activation. Inactivated virtual items will generally expire two years after purchase. The Company is entitled to a breakage amount for value of virtual items not activated and recognizes the value of expired virtual items as revenue upon expiration.

Games

The Company provides mini-interactive games on the YoYo platform, which generally last for a few minutes. During the game session, the Company is obligated to host a game, provide infrastructure for players to interact with each other, and settle payments with each player according to the game results, of which the net settlement amount accounts for a small portion of the game service revenue. The Company mainly generates revenue from game services by charging individual user virtual currencies to play a game, which is a certain percentage of the virtual currency paid by each player in the game session. The gaming revenue is recognized over the period of the gameplay, which takes several minutes.

Subscription Services

Subscription service primarily consists of VIP membership in chat rooms over a specified limited period. VIP memberships are available to purchase from YoYo’s marketplace and charges a fixed virtual currency price for a certain period of time. VIP members typically enjoy exclusive access to VIP chat rooms, enhanced visibility including priority placement in guest list, privilege to send premium pictures in chatroom, special badges that distinguish VIP members from regular users, and certain VIP-only access to special gifts, emojis, and other in-app perks. Revenues from the VIP subscription service are recognized ratably over the period the service is made available to the users.

Cost of Revenues

Cost of revenues consists primarily of (i) fees paid to streamers on the platform, (ii) technology service fees paid to third party service vendors, (iii) fees paid to third party payment platform and (iv) payroll cost and other compensation expenses related to the operations of our mobile platform.

Contract Liabilities

A contract liability is recognized when the Company has an obligation to transfer services to a customer for which the Company has received cash consideration from users’ recharging of virtual currency. Revenue is recognized as the virtual currency is consumed by users. The timing of revenue recognition is dependent on user consumption patterns, which can vary.

The balance of our contract liabilities has a heterogeneous nature, comprising both short-term and long-term obligations. These obligations relate to: (i) unconsumed virtual currency available for virtual items or virtual gifts purchases, which is typically consumed shortly after purchase, and (ii) purchased virtual items that are effective for periods of up to two years, for which revenue is recognized ratably over the service period upon activation or recognized until expiration after purchased for two years. This composition affects the timing of revenue recognition, and as a result, a portion of the contract liability balance at year-end is expected to be recognized as revenue in periods beyond the subsequent fiscal year.

Contract liabilities amounted to $13,456,929 and $17,340,902 as of December 31, 2024 and 2023, respectively. Revenue included in the beginning balance of contract liabilities and recognized for the years ended December 31, 2024 and 2023 amounted to $12,951,176 and $5,786,796 respectively.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Government Subsidies

Government subsidies are amounts granted by local government authorities as an incentive for companies to promote industry development. The Company receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there are no further performance obligations. Total government subsidies amounted to $3,823 and $180,981 for the years ended December 31, 2024 and 2023, respectively.

Share-based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Stock-based compensation expense is recognized for all share-based payment awards granted to employees, directors, and non-employees based on the grant-date fair value of the awards.

For stock options, the fair value is estimated on the date of grant using the Binomial Option Pricing Model, which allows for the incorporation of complex features such as vesting restrictions, early exercise behavior, and changes in volatility over time. The model requires management to make assumptions regarding expected stock price volatility, risk-free interest rate, expected dividends, employee forfeiture rate, exercise multiple, fair value of underlying ordinary share (per share), and expected term of the options.

The resulting fair value is recognized as expense over the requisite service period, generally the vesting period, using the straight-line method.

The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

Segment Information and Geographic Data

The Company operates and manages its business as a single segment and has one operating and reportable segment, virtual networking service.

The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the segment and decides how to allocate resources based on net income that also is reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets. Significant expense categories regularly provided to and reviewed by the chief operating decision maker are those presented in the consolidated statements of income and comprehensive income.

The Company’s Chief Executive Officer is the chief operating decision-maker (“CODM”). When making decisions about allocating resources and assessing the performance of the Company as a whole, the CODM review operating metrics and consolidated financial statements.

Consequently, the Company has determined that it has only one reportable operating segment.

The CODM uses consolidated net income to evaluate income generated from consolidated segment assets (return on assets) in deciding whether to reinvest profits into the virtual networking service segment or into other parts of the entity, such as for acquisitions or to pay dividends. Net income is used to monitor budget versus actual results. The CODM also uses consolidated net income in competitive analysis by benchmarking to the Company’s competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management’s compensation.

Considering there is no real-name and country of registration requirement for Company’s users and IP addresses often not accurately reflecting users’ locations, the Company does not disclose the revenue information by geographical region because the country’s information of its users is not available or not verified by the Company.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Employee Benefits

The Company’s subsidiaries in mainland China participate in a government mandated, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in mainland China to pay a monthly contribution calculated at a stated contribution rate on the compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. Employee social benefits $599,052 and $661,276 were recognized for the years ended December 31, 2024 and 2023, respectively.

Income Taxes

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized.

The Company applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Company recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Company’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Company records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively.

Operating Leases

The Company accounts for leases in accordance with ASC 842, Leases. The Company leases premise for offices under non-cancellable operating leases. There were no capital improvement funding, lease concessions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease terms.

The Company determines if an arrangement is a lease at inception. The operating lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease terms. The operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company recognizes the single lease cost on a straight-line basis over the remaining lease terms for operating leases.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

The Company has elected not to recognize operating lease right-of-use assets or operating lease liabilities for leases with an initial term of 12 months or less. Expenses for these leases are recognized on a straight-line basis over the lease term.

Advertising Costs

Advertising costs amounted to $3,534,503 and $3,765,913 for the years ended December 31, 2024 and 2023, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Research and Development Expenses

The Company accounts for research and development (“R&D”) costs in accordance with ASC 730, Research and Development. R&D expenses are charged to operations as incurred which includes salaries and other compensation-related expenses for the Company’s research and product development personnel, and outsourced subcontractors. The Company does not currently capitalize any internal R&D costs. Costs incurred in connection with the development of software to be sold, leased, or otherwise marketed are accounted for under ASC 985-20, and costs related to internal-use software are accounted for under ASC 350-40, when applicable.

Foreign Currency

The Company’s reporting currency is United States Dollars (“US$”). The functional currency of the Company and its subsidiaries incorporated in Hong Kong and Cayman Islands is US$. The functional currency of the Company’s PRC subsidiaries is Renminbi (“RMB”).

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in other income (expense) in the consolidated statements of comprehensive income.

The financial statements of the Company’s PRC subsidiaries are translated from RMB into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of consolidated statements of changes in equity.

Earnings per Share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s convertible redeemable preferred shares may be considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Company has net income available for distribution under certain circumstances. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such share would be anti-dilutive.

Statutory Reserve

The Company’s PRC entities are required to make appropriations to certain non-distributable reserve funds.

In accordance with the Company Laws of the PRC, the Company’s entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of after tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of each Company’s board of directors.

The use of the statutory reserves fund are restricted to the off-setting of losses or increasing the capital of the respective entity. These reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standard Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance is effective for the Company for annual periods beginning January 1, 2024. Early adoption is permitted. The Company early adopted the accounting standard update on January 1, 2023.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements other than the expanded footnote disclosure.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03), which requires additional disclosures about the nature of expenses included in the income statement, such as purchases of inventory, employee compensation and depreciation. ASU 2024-03 will be effective for fiscal years beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements and related disclosures.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC as of December 31, 2024, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. Once the Company ceases to qualify as EGC, it will immediately adopt the new and revised accounting standards already effective for public companies. There are no recent accounting pronouncements which are expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.

3. FAIR VALUE MEASUREMENT

US GAAP, regarding fair value of financial instruments and related fair value measurements, defines fair value and establishes a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of the hierarchy are defined as follows:

Level 1:	inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets;
Level 2:

inputs include quoted prices, other than those in level 1, for the same in inactive markets or similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3:	inputs are unobservable.

Financial instruments included in current assets and current liabilities consist primarily of cash and cash equivalents, receivable from third party platforms, deposit receivable, due from related parties and accounts payable reported in the consolidated balance sheets at face value or cost, which approximates fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Short-term investments

As of December 31, 2024, short term investment primarily consisted of money market funds measured at fair market value, and U.S. government securities classified as held to maturity debt securities that are reported at amortized cost. The following table presents the Company’s short-term investments that are measured at fair value by level within the fair value hierarchy.

	As of December 31, 2024 Fair Value Measurements
	Level 1	Leve 2	Level 3	Total
Assets
Money market funds	16,108,183	—	—	16,108,183
Total	$16,108,183	$—	$—	$16,108,183

As of December 31, 2024, the fair value of the money market funds was $16,108,183 with a cost of $15,276,771 and an unrealized gain of $831,412.

As of December 31, 2024, the amortized cost of U.S. government securities was $25,183,320.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consisted of the following:

	As of December 31
	2024	2023
Current:
Receivables from third party platform	$1,778,487	$2,567,765
Interest receivables	79,336	114,822
Advances to service providers	56,087	70,491
Employee advances	1,988	5,893
Other assets	26,500	277,891
Total prepayments and other current assets	$1,942,398	$3,036,862
Non-current:
Deposits	$42,158	$42,787
Total other assets	$42,158	$42,787

5. PROPERTY AND EQUIPMENT, NET

At December 31, 2024 and 2023, property and equipment consisted of the following:

	As of December 31
	2024	2023
Office equipment	82,245	83,473
Less: accumulated depreciation	(81,501)	(72,404)
Property and equipment, net	$744	$11,069

For the years ended December 31, 2024 and 2023, depreciation expense amounted to $10,257 and $14,436, respectively.

6. ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	As of December 31
	2024	2023
Accrued salary	$2,119,795	$1,869,206
Advertising service payable	183,532	378,062
Other payables	247,705	15,939
Total	$2,551,032	$2,263,207

7. LEASE

The Company has several office agreements with lease terms ranging from two to three years. On January 1, 2022, the Company adopted ASU 2016-02, using the modified retrospective transition method and elected the transition option to use an effective date of January 1, 2022 as the date of initial application. Upon adoption of ASC 842 on January 1, 2022, the Company recognized right-of-use (“ROU”) assets and operating lease liabilities based on the present value of the remaining future minimum rental payments of leases. The weighted average remaining lease term as of December 31, 2024 and 2023 was 0.75 years and 1.70 years, respectively. The weighted average discount rate of the operating leases was 4.20% and 4.24% as of December 31, 2024 and 2023. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. LEASE (cont.)

For the years ended December 31, 2024 and 2023, rent expense for the operating leases were $204,662 and $209,911 respectively.

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2024 and 2023 was $160,098 and $208,888, respectively.

Maturities of operating lease liabilities as of December 31, 2024 were as follows:

Year Ending December 31,	Minimum lease payments
2025	$132,453
Thereafter	—
Total future lease payments	132,453
Less: imputed interest	(1,501)
Total lease liabilities	$130,952

Future amortization of the Company’s ROU assets is presented below:

Year Ending December 31,
2025	$137,491
After	—
Total	$137,491

8. INCOME TAX

The Company is subject to various rates of income tax under different jurisdictions. The following summarizes the major factors affecting our applicable tax rates in the Cayman, Hong Kong and the PRC.

Cayman Islands

Hacker Cayman was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Hacker Interstellar HK is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Incorporated companies pay 8.25% tax on the first $2 million of profits and 16.5% on the remainder. Under Hong Kong tax law, the Company’s subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

PRC

The subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. The PRC grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Beijing WFOE obtained the “high-tech enterprise” tax status in December 2019, which reduced its statutory income tax rate to 15% for the years ended December 31, 2018 to December 31, 2022.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAX (cont.)

Provision for income taxes consisted of:

	For the Year Ended December 31
	2024	2023
Current income tax expense	$1,308,175	$—
Deferred income taxes	2,205,187	2,668,158
Provision for income taxes	$3,513,362	$2,668,158

The Company’s deferred tax assets and liabilities as of December 31, 2024 and 2023 are attributable to the following:

	As of December 31
	2024	2023
Deferred tax assets
Lease liability	$32,738	$71,325
Unpaid accrued bonus and expenses	483,455	—
Net operating loss carryforwards-PRC	216,661	2,275,586
Valuation allowance	(700,116)	(129,825)
Total deferred tax assets	32,738	2,217,086

Deferred tax liabilities
Right-of-use assets	34,373	84,187
Unrealized exchange gain on foreign monetary liabilities	276,143	201,920
Total deferred tax liabilities	310,516	286,107

Net deferred tax assets	—	1,930,979
Net deferred tax liabilities	277,778	—

As of December 31, 2024, the Company had approximately $866,646 of net operating losses from the PRC operations in Chengdu WFOE which can be carried forward for five years. FASB ASC Topic 740, “Income Taxes” requires that a valuation allowance be established when it is “more likely than not” that all, or a portion of, the net deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. After consideration of all the information available, the Company assessed that related DTA needs to be fully allowed as of December 31, 2024.

Changes in the valuation allowance for deferred tax assets were as follows:

	As of December 31
	2024	2023
Beginning balance	$129,825	$61,306
Increase	577,560	69,897
Exchange rate effect	(7,269)	(1,378)
Ending balance	$700,116	$129,825

The Company evaluates the recoverable amounts of the net deferred tax assets and provides a valuation allowance to the extent that future taxable profits will not be available to utilize the net operating loss carryforwards and temporary differences. The Company considers both positive and negative factors when assessing the future realization of the net deferred tax asset and applies weight to the relative impact of the evidence to the extent it could be objectively verified.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAX (cont.)

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2020 to 2024 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2024 and 2023.

In Hong Kong, the Inland Revenue Department (IRD) can issue an assessment or additional assessment within 6 years after the end of the relevant year of assessment. Accordingly, the Hong Kong entities’ tax years from 2019 to 2024 remain subject to examination by the IRD. There were no ongoing examinations by IRD as of December 31, 2024 and 2023.

The Company conducts the substantial majority of its operations in Hong Kong. Accordingly, the statutory income tax rate used as the starting point for the reconciliation of the effective tax rate to the statutory tax rate is the Hong Kong Profits Tax rate for the years ended December 31, 2024 and 2023. Under ASC 740-10-50-12, companies are required to reconcile their effective tax rate to the applicable statutory tax rate of the jurisdiction that is most representative of their business activities. Given that the Company’s main operating entities and principal revenue-generating activities are located in Hong Kong, the Hong Kong Profits Tax rate is considered the most appropriate statutory rate for this purpose.

Reconciliation of the effective income tax rate is as follows:

	For the Year Ended December 31
	2024	2023
HK statutory income tax rate	16.50%	16.50%
Effect of two-tiered rates in Hong Kong	(0.10)%	—
Non-taxable income	(1.57)%	(0.41)%
Non-deductible expenses	0.01%	0.02%
Effect of different tax rates in different jurisdictions	0.58%	(0.46)%
Effect of deferred income tax arising from operating lease	(0.04)%	—
Change in Valuation Allowance	1.87%	0.27%

Effective tax rate	17.25%	15.92%

9. RELATED PARTIES TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has transactions with:

Related party name	Relationship
Chengdu 9:15 Trade Co.	An entity controlled by Mr. Chen Yukun
Mr. Chen Yukun	Controlling shareholder of the Company

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. RELATED PARTIES TRANSACTIONS AND BALANCES (cont.)

Related party balances

Due from related parties consists of the following:

	As of December 31
	2024	2023
Chengdu 9:15 Trade Co.**	$98,827	$100,302
Mr. Chen YuKun*	16,881,176	6,131,504
	$16,980,003	$6,231,806

____________

*        During 2024 and 2023, in certain jurisdictions where the Company did not have its own bank account, the Company used Mr. Chen YuKun’s bank accounts to collect payments from the Company’s customers. In 2025, the Company has received the entire balance from Mr. Chen.

**      The Company paid certain operating expenses on behalf of Chengdu 9:15 Trade Co. In 2025, the Company has received the entire balance from this related party.

10. SHAREHOLDERS’ EQUITY

Ordinary Shares

As of December 31, 2024 and 2023, the authorized share capital consists of 500,000,000 shares of a nominal or par value of $0.0001 each, of which 481,366,571 shares were designated as ordinary shares. As of December 31, 2024 and 2023, 10,362,061 ordinary shares were issued to Mr. Chen Yukun and Mrs. Ma Yi. The holder of ordinary shares issued and outstanding shall have one (1) vote for each ordinary share held. In the event that the number of ordinary shares held by Tencent Holdings Limited (on a fully-diluted and as-converted basis) is greater than the number of shares held by Mr. Chen Yukun and Mrs. Ma Yi (on a fully-diluted and as-converted basis), each share held by the Mr. Chen Yukun and Mrs. Ma Yi shall carry 1.75 vote when voting on a members’ resolution at a general meeting or otherwise.

Series Seed Share Issuance

In September 2016, pursuant to a share purchase agreement with Great Wise Enterprises Limited (the “Great Wise”) and a business cooperation agreement entered into by and between an affiliate of Great Wise and Beijing WFOE, the Company issued 395,713 Series Seed Shares, par value of $0.0001 each or $0.15 per share based on a third-party valuation, in exchange for certain strategic business resources such as providing marketing advisory services to the Company for a period of time according to the business cooperation agreement.

The Company accounted for the issuance of Series Seed Shares in exchange for the above-mentioned business resources as share-based compensation with non-employees in accordance with ASC 505-50. As such business resources are required to be provided over a period of time but the Series Seed Shares granted to Great Wise were fully vested and nonforfeitable on the Series Seed closing date, the Company recognized the expense based on the fair value of Series Seed Shares on the date that the Company and Great Wise entered into the share subscription agreement. Series Seed Shares are classified as permanent equity based on the nature of the equity. The expense was subsequently fully amortized in 2016. The holder of series seed shares issued and outstanding shall have one (1) vote for each series seed share held, and shall have the right, at such holder’s sole discretion, to convert all or any portion of the series seed Shares into ordinary shares at any time. The conversion rate for series seed shares shall be 1 to 1. Each series seed share shall automatically be converted into ordinary shares at rate of 1:1 upon a qualified IPO. Series seed holders are not entitled to any redemption rights.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. SHAREHOLDERS’ EQUITY (cont.)

The holders of ordinary shares and series seed shares shall also be entitled to such dividends as the board may from time to time declare. In the event of winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of ordinary shares and series seed shares shall be entitled to the surplus assets of the Company; and generally be entitled to enjoy all of the rights attaching to shares.

Restricted assets

As a result of these PRC laws and regulations and the requirement that distributions by the Company’s subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Company’s subsidiaries in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represents the amount of net assets of the Company’s subsidiaries in the PRC not available for distribution, was approximately $38,300,000 and $32,800,000 as of December 31, 2024 and 2023.

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES

The following table summarizes the issuances of convertible redeemable preferred shares (collectively, “Preferred Shares”).

Name	Issuance Date	Original Issuance Price per Share US$	Number of Shares	Cash Consideration US$
Series A Preferred Shares	September 9, 2016	$0.71	5,653,044	$4,000,000
Series B Preferred Shares	September 19, 2016, April 27, 2018	$2.55	3,916,433	$10,000,000
Series C Preferred Shares	March 2, 2018 through August 2, 2018	$6.11	8,668,239	$53,000,000

The key terms of the Preferred Shares are as follows:

Conversion right

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of its Preferred Shares into ordinary shares at any time. The conversion rate for Preferred Shares shall be determined by dividing the Preferred Shares issue price by the conversion price then in effect at the date of the conversion. The initial conversion price will be the Preferred Share issuance price (i.e., a 1-to-1 initial conversion ratio), as applicable, which will be subject to adjustments to reflect share dividends, share splits, combination, subdivisions, consolidations, reclassifications, exchange, substitutions, reorganizations, mergers and other dilutive events.

Each preferred share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price (i) upon the closing of a Qualified IPO or (ii) the prior written approval of the holders of a majority of the Preferred Shares then outstanding.

Redemption right

Series A Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO as defined in the Memorandum and Articles of Association within five (5) years following the Series A Preferred Share issuance date, or (ii) the occurrence of certain material breach events as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred and fifty percent (150%) of the issue price of Series A Preferred Share plus all declared but unpaid dividends thereon up until the date of redemption, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

Series B Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO as defined in the Memorandum and Articles of Association within six (6) years following the Series B Preferred Share issuance date, or (ii) the occurrence of certain material breach events as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred and ten percent (110%) of the issue price of Series B Preferred Share plus all declared but unpaid dividends thereon up until the date of redemption, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions.

Series C Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO as defined in the Memorandum and Articles of Association within six (6) years following the Series C Preferred Share issuance date, or (ii) holders of any class or series of preferred shares have requested a redemption of such shares, or (iii) the occurrence of certain material breach events as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series C Preferred Share plus interest calculated at a ten percent (10%) simple interest rate from date of issuance, plus all declared but unpaid dividends thereon up until the date of redemption, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions.

The redemption date for existing Preferred Shares was modified to September 30, 2026 following an extraordinary general meeting of shareholders.

Voting Right

According to the Memorandum and Articles of Association of the Company, except as otherwise required by law or as set forth herein, and the holder of series seed and each series of Preferred Shares shall be entitled to the number of votes equal to the number of ordinary shares into which such series of Preferred Shares could be converted at the record date for determination of the members entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of members is solicited, such votes to be counted together with all other shares of the Company having general voting power and not counted separately as a class.

Dividend

No dividend, whether in cash, in property or in shares of the capital of the Company, shall be paid on any other class or series of shares of the Company unless and until a dividend in like amount is first paid in full on the Preferred Shares (each pari passu and on an as-converted and pro-rata basis). Holders of the Preferred Shares shall also be entitled to receive any non-cash dividends declared by the Board on an as-converted basis. The Directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available therefor. Such dividends shall be payable and accrue when, as and if declared by the Board and shall be on non-accumulative basis. No dividend or distribution shall be payable except out of the profits of the Company, realized or unrealized, or out of the Share Premium Account or as otherwise permitted by the Statute.

Liquidation

In the event of any liquidation, dissolution, winding up or deemed liquidation of the Company, either voluntary or involuntary, the distributable assets thereof shall be distributed among the shareholders as follows:

(a)     Firstly, the holders of the Series C Preferred Shares shall be entitled to receive, prior to any distribution to the holders of the Ordinary Shares, Series Seed Shares, Series A Preferred Shares, Series B Preferred Shares or any other class or series of shares then outstanding, an amount per Series C Preferred Share equal to one hundred and ten percent (110%) of the Series C Preferred Share Issue Price, plus all accrued or declared but unpaid dividends thereon.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

(b)    Secondly, after the full Series C Preferred Share Preference Amount on all outstanding Series C Preferred Shares has been paid, the holders of the Series B Preferred Shares shall be entitled to receive, prior to any distribution to the holders of the Ordinary Shares, Series Seed Shares, Series A Preferred Shares or any other class or series of shares then outstanding, an amount per Series B Preferred Share equal to one hundred and ten percent (110%) of the Series B Preferred Share Issue Price, plus all accrued or declared but unpaid dividends thereon.

(c)     Thirdly, after the full Series C Preferred Share Preference Amount on all outstanding Series C Preferred Shares has been paid, and the full Series B Preferred Share Preference Amount on all outstanding Series B Preferred Shares has been paid, the holders of the Series A Preferred Shares shall be entitled to receive, prior to any distribution to the holders of the Ordinary Shares, Series Seed Shares or any other class or series of shares then outstanding, an amount per Series A Preferred Share equal to one hundred and fifty percent (150%) of the Series A Preferred Share Issue Price, plus all accrued or declared but unpaid dividends thereon.

(d)    Finally, after the full Preferred Share Preference Amount on all outstanding Preferred Shares has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among all the shareholders of the Company, including the holders of the Preferred Shares (on an as-converted basis).

If the assets of the Company shall be insufficient to make payment of the foregoing amounts in full on holders of such Preferred Shares, then such assets shall be distributed among the holders of this category Preferred Shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon. The order of distribution or payment shall be made from senior shares to junior shares. That is from the holders of Series C Preferred Shares to holders of Series A Preferred Shares. No distribution to junior Preferred Shares until full payment of the amount distributable or payable on the senior Preferred Shares. After distribution or payment in full of the amount distributable or payable on the Preferred Shares, the remaining assets of the Company available for distribution to Members shall be distributed ratably among the holders of outstanding Ordinary Shares and the holders of outstanding Preferred Shares in proportion to the number of outstanding Ordinary Shares held by them (with outstanding Preferred Shares treated on an as- converted basis).

Accounting of Preferred Shares — Series A, Series B, Series C

The Company has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the options of the holders. In addition, the Company records accretions of the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions using the interest method, are recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Company has determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares determined by the Company.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

The Company’s Preferred Shares activities for the year ended December 31, 2023 are summarized below:

	Balance as of January 1, 2023	Accretions of Preferred Shares to Redemption value	Balance as of December 31, 2023
Series A Preferred Shares
Number of shares	5,653,044	—	5,653,044
Amount	$6,000,000	—	$6,000,000
Series B Preferred Shares
Number of shares	3,916,433	—	3,916,433
Amount	$11,000,000	—	$11,000,000
Series C Preferred Shares
Number of shares	8,668,239	—	8,668,239
Amount	$77,776,164	$5,300,000	$83,076,164

Total number of Preferred Shares	18,237,716	—	18,237,716

Total amount of Preferred Shares	$94,776,164	$5,300,000	$100,076,164

The Company’s Preferred Shares activities for the year ended December 31, 2024 are summarized below:

	Balance as of January 1, 2024	Accretions of Preferred Shares to Redemption value	Balance as of December 31, 2024
Series A Preferred Shares
Number of shares	5,653,044	—	5,653,044
Amount	$6,000,000	—	$6,000,000
Series B Preferred Shares
Number of shares	3,916,433	—	3,916,433
Amount	$11,000,000	—	$11,000,000
Series C Preferred Shares
Number of shares	8,668,239	—	8,668,239
Amount	$83,076,164	$5,300,000	$88,376,164

Total number of Preferred Shares	18,237,716	—	18,237,716

Total amount of Preferred Shares	$100,076,164	$5,300,000	$105,376,164

On April 15, 2025, the Company’s shareholders held an extraordinary general meeting and approved to extend the redemption date of its preferred shares class to September 30, 2026 (the “Extension”). The Company is required to redeem up to 5,517,554 preferred shares for an aggregate of $29.7 million in cash if it failed to complete a confidential filing with the U.S. Securities and Exchange Commission by December 31, 2025 or to complete a qualified initial public offering with gross proceeds of at least $10.0 million by September 30, 2026, which date may be extended for no more than three (3) months upon mutual agreement between the Company and all the Investor Directors. Immediately before the approval of the extension, certain preferred shareholders requested the Company to repurchase 3,586,966 preferred shares, comprising 1,212,122 Series B preferred shares for an aggregate cash payment of US$3,404,460 and 2,374,844 Series C preferred shares for an aggregate cash payment of US$24,593,277. As a result, the Company paid an aggregate of $28.0 million cash from its checking account in April and May 2025 to such preferred shareholders.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. SHARE-BASED COMPENSATION

(a) Description of stock option plan

In September 2016, the Company established a stock option plan (“2016 Plan”) to eligible directors and employees of the Company. The maximum number of shares reserved for issuance under the 2016 Plan shall be 1,884,913, which represented 10% of the total outstanding shares of the Company at the time. In July 2018, the maximum number of shares reserved for issuance under 2016 Plan were amended to be 3,657,752. From 2016 to 2021, 2,299,102 options were granted to employees and directors of the Company. The options are generally subject to a four-year vesting schedule, under which an option holder earns an entitlement to vest 25% of his/her options at the end of each year of completed services and may exercise vested options at any time. The options generally expire in fifteen years following the date of grant and the vested portions shall not be forfeited at the time the employee terminates employment with the Company.

(b) Valuation

The Company uses binomial option pricing model to determine the fair value of the share-based awards. There was no option granted for the year ended December 31, 2024, and 2023. The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options. The Company estimated the risk free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date.

(c) Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2024 and 2023:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life Years	Aggregate Intrinsic Value
Outstanding as of December 31, 2022	1,549,484	$0.50	9.42	$8,291,860
Granted	—	—	—	—
Forfeited	(6,730)	—	—	—
Outstanding as of December 31, 2023	1,542,754	0.49	8.41	$8,118,808
Granted	—	—	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2024	1,542,754	$0.49	7.41	$12,500,230

Vested and exercisable as of December 31, 2023	1,519,390	$0.45	8.35	8,055,029
Vested and exercisable as of December 31, 2024	1,538,979	$0.48	7.40	12,479,355

No options were granted for the years ended December 31, 2024, and 2023.

No options were exercised as of December 31, 2024, and 2023.

It is the Company’s policy to issue new shares upon exercise of share options. The number of shares available for future grant under the Company’s 2016 Plan was 2,114,998 on December 31, 2024.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EARNINGS PER SHARE

The following table sets forth the basic and diluted earnings per share computation and provides a reconciliation of the numerator and denominator for the periods presented.

	For the Year Ended December 31
	2024	2023
Numerator:
Net Income	$16,850,175	$14,091,352
Accretion of redeemable convertible preferred shares	(5,300,000)	(5,300,000)
Numerator for basic earnings per share calculation	$11,550,175	$8,791,352
Denominator:
Weighted average number of ordinary shares, basic	10,757,774	10,757,774
Shares related to vested options	1,435,705	1,401,896
Shares related convertible redeemable preferred shares	18,237,716	18,237,716
Weighted average number of ordinary shares, diluted	30,431,195	30,397,386
Earnings per ordinary share
– Basic	$1.07	$0.82
– Diluted	$0.55	$0.46

14. REVENUE INFORMATION

Revenues consist of the following:

	For the Year Ended December 31
	2024	2023
Virtual gifts	$56,368,394	$43,525,826
Virtual items recognized at a point in time upon consumption	50,253	73,046
Virtual items recognized overtime	21,933,581	8,532,195
Games	12,662,616	23,576,044
Subscription and other services	878,874	690,112
Total revenues	$91,893,718	$76,397,223

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. RISKS AND UNCERTAINTIES

Foreign currency risk

Since the Company primarily focuses on emerging markets such as South Asia, the Middle East, and Southeast Asia, the users in various local markets pay in the respective local currencies through third-party platforms. These third-party platforms then convert the local currencies into U.S. dollar before remitting the funds to the Company. Therefore a majority of the Company’s transactions dominated in local currencies are not readily convertible into the Company’s reporting currency.

As a result, the Company is exposed to foreign exchange risk as revenues and results of operations may be affected by fluctuations in the exchange rate between the USD and local currency. If the local currency depreciates against the U.S. dollar, the value of revenues generated from those areas, earnings and assets as expressed in USD financial statements will decline. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

Credit risk

The Company is exposed to credit risk from its cash in bank, short-term investment, and prepayment and other assets. As of December 31, 2024, the Company had approximately $33,801,000 on deposit with a bank located in the PRC, Hong Kong and United States not covered by insurance, and $41,291,503 short term investment located in Hong Kong, not covered by insurance. In China, the insurance coverage of each bank is RMB 500,000 (approximately $70,000). In Hong Kong, the insurance coverage of each bank is HKD 800,000 (approximately $103,000), In United States, the insurance coverage of each bank is $250,000. Management believes that the credit risk on cash in bank and fixed deposits is limited because the counterparties are recognized financial institutions.

For the credit risk related to prepayment and other assets, the Company performs ongoing credit evaluations of its customers and vendors.

Significant customers

For the year ended December 31, 2024 and 2023, no customer accounted for over 10% of the Company’s total revenues.

Vendor concentration risk

For the year ended December 31, 2024 and 2023, no vendors accounted for over 10% of the Company’s total cost of revenue excluding payroll and welfare.

As of December 31, 2024, two vendors accounted for 53%, and 10% of accounts payable. As of December 31, 2023, two different vendors accounted for 37% and 21% of accounts payable, which are summarized below.

	As of December 31
	2024	2023
Vendor A	53%	—
Vendor B	10%	—
Vendor C	—	37%
Vendor D	—	21%

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into non-cancellable operating lease agreements for office space. These leases have varying terms. Future minimum lease payments under non-cancellable operating leases as of December 31, 2024 was presented in Note 7.

Litigation and Legal Proceedings

From time to time, the Company may be involved in legal proceedings arising in the normal course of business. As of December 31, 2024, the Company is not a party to any material pending legal proceedings that management believes would have a material adverse effect on the Company’s financial condition or results of operations. Management believes that the resolution of any such matters will not materially affect the financial statements.

17. SUBSEQUENT EVENTS

The Company evaluated subsequent events through July 18, 2025, the date these consolidated financial statements were issued.

On June 11, 2025, the Company granted stock options to purchase 6,750 ordinary shares to an employee at an exercise price of $3.10 per share. The options vest over four years and expire fifteen years from the date of grant.

18. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of its consolidated subsidiaries in accordance with Rule 4-08(e)(3)- of Regulation S-X promulgated by the SEC, “General Notes to Financial Statements” and concluded that it was applicable, and the Company is required to disclose the required financial statement information for the parent company. The subsidiaries did not pay any dividends to the parent for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiaries under the equity method of accounting. Such investments are presented on the separate parent only balance sheets as “investment in subsidiaries” and the income (loss) of the subsidiaries are presented as “equity income of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed or are not required.

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

PARENT COMPANY CONDENSED BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	898,268	45,949,372
Prepayments and other current assets	507,094	685,456
Due from subsidiaries	—	790,000
Due from related parties	16,881,176	6,129,499
Investment in subsidiaries	69,032,430	53,543,653
Total assets	87,318,968	107,097,980

LIABILITIES, MEZZANIE EQUITY AND SHAREHOLDERS’ DEFICIT
Payable to subsidiaries	10,274,241	46,460,091
Total liabilities	10,274,241	46,460,091

COMMITMENTS AND CONTINGENCIES

MEZZANINE EQUITY:

Series A convertible redeemable preferred shares (US$ 0.0001 par value; 5,653,044 shares authorized, issued and outstanding as of December 31, 2024, and 2023)	6,000,000	6,000,000
Series B convertible redeemable preferred shares (US$ 0.0001 par value; 3,916,433 shares authorized, issued and outstanding as of December 31, 2024, and 2023)	11,000,000	11,000,000
Series C convertible redeemable preferred shares (US$ 0.0001 par value; 8,668,239 shares authorized, issued and outstanding as of December 31, 2024, and 2023)	88,376,164	83,076,164
Total mezzanine equity	105,376,164	100,076,164

SHAREHOLDERS’ DEFICIT
Ordinary shares ($0.0001 par value; 481,366,571 shares authorized, 10,362,061 shares issued and outstanding as of December 31, 2024 and 2023)	1,036	1,036
Series Seed shares ($0.0001 par value; 395,713 shares authorized, issued and outstanding as of December 31, 2024 and 2023)	40	40
Additional paid-in capital	955,323	930,608
Accumulated deficit	(29,287,836)	(40,369,959)
Total shareholders’ deficit	(28,331,437)	(39,438,275)
Total liabilities, mezzanine equity and shareholders’ deficit	87,318,968	107,097,980

HACKER INTERSTELLAR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

PARENT COMPANY CONDENSED STATEMENTS OF INCOME

	For the Year Ended December 31,
	2024	2023
EQUITY INCOME OF SUBSIDIARIES	15,488,777	12,328,935
OPERATING EXPENSE	(24,714)	(40,277)

OTHER INCOME
Interest income	918,060	1,296,384
Total other income, net	918,060	1,296,384

INCOME FROM OPERATIONS	16,382,123	13,585,042
PROVISION FOR INCOME TAXES	—	—
NET INCOME	16,382,123	13,585,042

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	16,382,123	13,585,042
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity income of subsidiaries	(15,488,777)	(12,328,935)
Share-based compensation	24,715	40,276
Change in operating assets and liabilities:
Prepayment and other current assets	178,362	730,083
Payable to subsidiaries	(35,395,850)	15,393,804
Due from related parties	(10,751,677)	(6,129,499)
Net cash (used in) provided by operating activities	(45,051,104)	11,290,771

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales or maturities of short-term investments	23,000,000	72,000,000
Payments for purchase of short-term investments	(23,000,000)	(37,000,000)
Capital contribution to subsidiaries	—	(10,000,000)
Net cash provided by investing activities	—	25,000,000

CHANGES IN CASH	(45,051,104)	36,290,771

CASH, beginning of year	45,949,372	9,658,601
CASH, end of year	898,268	45,949,372

[•] Class A Ordinary Shares

PROSPECTUS

[•], 2025

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own dishonesty, willful default or fraud. Our post-offering memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements will be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding securities sold by us within the past three years which were not registered under the Securities Act of 1933, as amended (the “Securities Act”). None of the transaction involved an underwriter. All of the below-described options were granted in reliance on the exemption from registration provided by Rule 701 of the Securities Act.

On June 11, 2025, pursuant to 2016 Stock Option Plan, we granted a stock option to an employee to purchase an aggregate of 6,750 shares of our common stock. The option has an exercise price of $3.10 per share, vests over a four-year period, and has a contractual term of fifteen years.

The issuance of this option was exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act as a transaction pursuant to a compensatory benefit plan.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

(1)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser;

(2)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on August 28, 2025.

Hacker Interstellar Inc.
By:	/s/ Chen Yukun
Name:	Chen Yukun
Title:	Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below constitutes and appoints each of Chen Yukun as attorneys-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date
	Chief Executive Officer and Chairman	[•], 2025
Chen Yukun	(Principal Executive Officer)
	Chief Financial Officer	[•], 2025
Shen Jia	(Principal Financial and Accounting Officer)
	Director	[•], 2025
Ning Jun

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Hacker Interstellar Inc. has signed this registration statement or amendment thereto in New York, New York, United States of America on [•], 2025.

By:
Name:	[•]
Title:	[•]

EXHIBIT INDEX

Exhibit No.	Description of document
1.1*	Form of Underwriting Agreement
3.1*	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Sixth Amended and Restated Memorandum and Articles of Association, to be effective in connection with the completion of this offering
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
4.2*	Shareholders Agreement by and among the Registrant and other parties named therein dated [*]
5.1*	Opinion of Harney Westwood & Riegels, Cayman Islands counsel of the Registrant, regarding the validity of Class A Ordinary Shares being registered
8.1*	Opinion of Harney Westwood & Riegels, Cayman Islands counsel of the Registrant, as to certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1*	Form of Indemnification Agreement with the Registrant’s directors and executive officers
10.2*	Form of Director Agreement between the Registrant and non-executive directors of the Registrant
10.3*	2016 Share Option Plan
10.4*	Form of 2025 Equity Incentive Plan
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of HTL International, LLC dated [*], an independent registered public accounting firm
23.2*	Consent of Harney Westwood & Riegels (included in Exhibits 5.1)
23.3*	Consent of Chen & Lee Law Office, Hong Kong counsel of the Registrant (included in Exhibit 99.9)
23.4	Consent of AllBright Law Offices (Fuzhou), PRC counsel of the Registrant
23.5*	Consent of China Insights Consultancy
24.1*	Powers of Attorney (included on signature page)
99.1*	Form of Code of Business Conduct and Ethics
99.2*	Form of Charter of the Audit Committee
99.3*	Form of Charter of the Compensation Committee
99.4*	Form of Charter of the Nominating and Corporate Governance Committee
99.5*	Consent of Independent Director Nominee [•]
99.6*	Consent of Independent Director Nominee [•]
99.7*	Consent of Independent Director Nominee [•]
99.8*	Form of Clawback Policy
99.9*	Opinion of Chen & Lee Law Office, Hong Kong counsel of the Registrant
99.10*	Opinion of AllBright Law Offices (Fuzhou), PRC counsel of the Registrant
107*	Filing Fee Table

____________

*        To be filed by amendment.

#        Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.